      AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON AUGUST 13, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         WESTINGHOUSE ELECTRIC COMPANY
             (Exact name of registrant as specified in its charter)

              PENNSYLVANIA                         APPLIED FOR
     (State or other jurisdiction of            (I.R.S. employer
     incorporation or organization)          identification number)

            11 STANWIX STREET
             PITTSBURGH, PA                        15222-1384
(Address of principal executive offices)           (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (412) 244-2000

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                            NAME OF EACH EXCHANGE ON
                                                     WHICH
          TITLE OF EACH CLASS                 EACH CLASS IS TO BE
          TO BE SO REGISTERED                      REGISTERED
----------------------------------------    ------------------------
COMMON STOCK, PAR VALUE $0.01 PER SHARE     NEW YORK STOCK EXCHANGE

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

================================================================================

                         WESTINGHOUSE ELECTRIC COMPANY

I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

    CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

ITEM 1. BUSINESS

     The information required by this item is contained in the sections "Summary," "Introduction," "The Transactions" and "Business" of the Information Statement (the "Information Statement").

     The registrant, Westinghouse Electric Company, a Pennsylvania corporation, is presently a wholly-owned subsidiary of Westinghouse Electric Corporation ("Westinghouse"). At the time of the Distribution described in the Information Statement, the registrant will change its name to "Westinghouse Electric Corporation" and Westinghouse will change its name to "CBS Corporation."

ITEM 2. FINANCIAL INFORMATION

     The information required by this item is contained in the sections "Summary," "Capitalization," "Selected Historical Combined Financial Data," "Selected Unaudited Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement.

ITEM 3. PROPERTIES

     The information required by this item is contained in the section "Business" of the Information Statement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is contained in the sections "Security Ownership of Certain Beneficial Owners of Common Stock" and "Executive Compensation" of the Information Statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     The information required by this item is contained in the sections "Management--Directors" and "Management--Executive Officers" of the Information Statement.

ITEM 6. EXECUTIVE COMPENSATION

     The information required by this item is contained in the section "Executive Compensation" of the Information Statement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information required by this item is contained in the section "Relationship and Agreements between the Company and Westinghouse after the Distribution" of the Information Statement.

ITEM 8. LEGAL PROCEEDINGS

     The information required by this item is contained in the section "Business--Legal Proceedings" of the Information Statement.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The information required by this item is contained in the sections "The Transactions--Manner of Effecting the Distribution," "Security Ownership of Certain Beneficial Owners of Common Stock" and "Description of Capital Stock" of the Information Statement.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The information required by this item is contained in the sections "Description of Capital Stock" and "Purposes and Effects of Certain Provisions of the Company's Articles of Incorporation, By-Laws and Pennsylvania Law" of the Information Statement.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The information required by this item is contained in the sections "Limitation on Liability and Indemnification of Officers and Directors" and "Purposes and Effects of Certain Provisions of the Company's Articles of Incorporation, By-Laws and Pennsylvania Law" of the Information Statement.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by this item is identified in "Index to Financial Statements" of the Information Statement.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

                            (1) FINANCIAL STATEMENTS

     1. See Index to Financial Statements on page F-1 of the Information Statement.

     2. Financial Statement Schedule:

        Schedule II--Valuation and Qualifying Accounts

     All Schedules, other than those indicated above, are inapplicable, and are therefore omitted.

                                  (2) EXHIBITS

  2.1      Information Statement (attached to this Registration Statement as Annex A)
* 3.1      Articles of Incorporation of the Company
* 3.2      By-Laws of the Company
* 4.1      Specimen form of certificate representing Common Stock of the Company
* 10.1     Form of Distribution Agreement, to be entered into between Westinghouse and the
           Company
* 10.2     Form of Tax Sharing Agreement, to be entered into between Westinghouse and the
           Company
* 10.3     Form of Employee Benefits Agreement, to be entered into between Westinghouse and the Company
* 10.4     Form of Interim Services Agreement, to be entered into between Westinghouse and the
           Company
* 10.5     Form of Insurance Agreement, to be entered into between Westinghouse and the
           Company
* 10.6     Form of Shared Technology Agreement, to be entered into between Westinghouse and the Company
* 10.7     Form of Intellectual Property Agreement, to be entered into between Westinghouse and the Company
* 10.8     Form of Credit Agreement
* 10.9     Form of Company 1997 Long-Term Incentive Plan
* 10.10    Form of Company Annual Performance Plan
* 10.11    Form of Company Executive Pension Plan
* 10.12    Form of Company Deferred Stock and Compensation Plan for Directors
* 10.13    Employment Agreement, dated as of June 26, 1997, as amended July 29, 1997, between
           Ernest H. Drew and Westinghouse
* 10.14    Employment Agreement, dated as of March 22, 1996, between Joseph T. Doyle and
           Westinghouse
* 11.1..   Computation of per share earnings
* 21.1     Subsidiaries of the Company
  27       Financial Data Schedule
* 99       Private letter ruling from the Internal Revenue Service
---------
* To be filed by amendment

II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     On July 17, 1997, the registrant issued 1,000 shares of its common stock to Westinghouse, which is and will be the sole shareholder of the registrant until the Distribution has been completed. The issuance of such 1,000 shares was made in a transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          WESTINGHOUSE ELECTRIC COMPANY

                                          By: /s/ JOSEPH T. DOYLE
                                            ------------------------------------
                                            Name: Joseph T. Doyle
                                              Title: Senior Vice President and
                                                    Chief Financial Officer

August 13, 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10 RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PRELIMINARY INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES.

                    PRELIMINARY COPY, DATED AUGUST 13, 1997

                           -- FOR INFORMATION ONLY --

                             INFORMATION STATEMENT

                         WESTINGHOUSE ELECTRIC COMPANY

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

     This Information Statement is being furnished by Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), in connection with the distribution (the "Distribution") by Westinghouse to its shareholders of all the outstanding shares of common stock, par value $0.01 per share (the "Company Common Stock"), of Westinghouse Electric Company, a Pennsylvania corporation (the "Company"). The Company is currently a wholly-owned subsidiary of Westinghouse. As a result of the Distribution, each holder of record as of
            , 1997 (the "Distribution Record Date") of common stock, par value $1.00 per share, of Westinghouse (the "Westinghouse Common Stock") will receive share(s) of Company Common Stock for each share of Westinghouse Common Stock owned as of the Distribution Record Date (the "Distribution Ratio") and cash in lieu of any fractional shares. Concurrently with the Distribution, Westinghouse will change its name to "CBS Corporation" and the Company will change its name to "Westinghouse Electric Corporation." References herein to "Westinghouse" include the newly-named CBS Corporation following the Distribution.

     Prior to the Distribution, Westinghouse will be restructured (the "Restructuring") so that the assets and liabilities of Westinghouse's Industrial Business (as defined herein) will be transferred to and assumed by the Company. The Company will also receive and assume responsibility for the assets and liabilities (including environmental and litigation-related liabilities) associated with Westinghouse's divested businesses (other than those businesses classified as discontinued operations (the "Westinghouse Discontinued Operations") by Westinghouse) and certain asbestos and other toxic tort litigation-related matters associated with the Westinghouse Discontinued Operations. Westinghouse will retain pension and postretirement liabilities, as of the effective date of the Distribution, for certain employees of Westinghouse's Industrial Business and Divested Businesses (as defined herein) and certain income tax benefits of the Company.

     Subject to the satisfaction of certain conditions, the Distribution will be
effective on or about             , 1997 (the "Distribution Date"). No
consideration will be paid by Westinghouse shareholders for Company Common Stock received by them in the Distribution, nor will they be required to surrender or exchange Westinghouse Common Stock in order to receive Company Common Stock. No fractional shares of Company Common Stock will be distributed in the Distribution. There is no current public market for the Company Common Stock, although it is expected that a "when-issued" trading market will develop prior to the Distribution Date. Application will be made to list the Company Common Stock on the New York Stock Exchange under the symbol "WX."
                            ------------------------

  NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION, NO
   PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
                            ------------------------

     Shareholders of Westinghouse with inquiries related to the Distribution
should contact                . After the Distribution Date, shareholders of the
Company with inquiries relating to the Distribution or their investment should
contact                     .

           THE DATE OF THIS INFORMATION STATEMENT IS AUGUST 13, 1997.

                               TABLE OF CONTENTS

                                        ITEM                                            PAGE
-------------------------------------------------------------------------------------   ----
SUMMARY OF CERTAIN INFORMATION.......................................................      1
     The Company.....................................................................      1
     The Transactions................................................................      2
     The Distribution................................................................      2
     Forward-Looking Statements......................................................      7
     Summary Historical Combined Financial Data......................................      8
     Summary Unaudited Pro Forma Combined Financial Data.............................      9
INTRODUCTION.........................................................................     10
THE TRANSACTIONS.....................................................................     11
     Background and Reasons for the Restructuring and the Distribution...............     11
     The Restructuring...............................................................     12
     Manner of Effecting the Distribution............................................     12
     Investment Considerations.......................................................     13
     Certain Federal Income Tax Considerations.......................................     16
     Listing and Trading of the Common Stock.........................................     17
     Dividend Policy.................................................................     18
     Distribution Conditions and Termination.........................................     18
RELATIONSHIP AND AGREEMENTS BETWEEN THE COMPANY AND WESTINGHOUSE AFTER THE
DISTRIBUTION.........................................................................     19
     General.........................................................................     19
     Distribution Agreement..........................................................     19
     Tax Sharing Agreement...........................................................     20
     Interim Services Agreement......................................................     20
     Employee Benefits Agreement.....................................................     20
     Shared Technology Agreement.....................................................     22
     Intellectual Property Agreement.................................................     22
     Insurance Agreement.............................................................     22
     Other Agreements................................................................     22
     Relationship between the Company and Westinghouse after the Distribution........     22
CREDIT FACILITY......................................................................     23
CAPITALIZATION.......................................................................     24
BUSINESS.............................................................................     25
     General.........................................................................     25
     Raw Materials...................................................................     30
     Intellectual Property Rights....................................................     30
     Backlog.........................................................................     30
     Research and Development........................................................     30
     Employees.......................................................................     31
     Environmental Matters...........................................................     31
     Governmental Regulations........................................................     31
     Properties......................................................................     32
     Legal Proceedings...............................................................     32
SELECTED HISTORICAL COMBINED FINANCIAL DATA..........................................     34
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA.................................     35
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS...........................................................................     36
     Overview........................................................................     36
     Year Ended December 31, 1996, Compared to Years Ended December 31, 1995 and
      1994...........................................................................     36

                                        ITEM                                            PAGE
-------------------------------------------------------------------------------------   ----
       Results of Operations.........................................................     36
       Pension and Other Postretirement Benefit Plans................................     39
       Restructuring of Operations...................................................     39
       Other Income and Expenses.....................................................     40
       Income Taxes..................................................................     40
       Liquidity and Capital Resources...............................................     41
       Environmental Matters.........................................................     43
       Legal Matters.................................................................     44
     Three Months Ended March 31, 1997, Compared to Three Months Ended March 31,
      1996...........................................................................     44
       Results of Operations.........................................................     44
       Pension and Other Postretirement Benefit Plans................................     46
       Restructuring of Operations...................................................     46
       Other Income and Expenses.....................................................     47
       Income Taxes..................................................................     47
       Liquidity and Capital Resources...............................................     47
       Legal, Environmental and Other Matters........................................     48
MANAGEMENT...........................................................................     49
     Directors.......................................................................     49
     Directors' Meetings and Committees..............................................     50
     Company Directors' Compensation.................................................     51
     Executive Officers..............................................................     52
EXECUTIVE COMPENSATION...............................................................     53
     Historical Compensation.........................................................     53
     Employment Agreements...........................................................     56
     Company Executive Compensation and Benefit Plans................................     57
     Treatment of Westinghouse Options and Certain Other Benefits Following the
      Distribution...................................................................     58
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF COMMON STOCK......................     60
DESCRIPTION OF CAPITAL STOCK.........................................................     61
     Authorized Capital Stock........................................................     61
     Company Common Stock............................................................     61
     Preferred Stock.................................................................     61
     No Preemptive Rights............................................................     61
     Transfer Agent and Registrar....................................................     61
PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF
INCORPORATION, BY-LAWS AND PENNSYLVANIA LAW..........................................     62
     General.........................................................................     62
     Preferred Stock and Additional Company Common Stock.............................     62
     Other...........................................................................     62
     Pennsylvania Business Combination Statute.......................................     63
LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS................     64
     Limitation on Liability of Directors............................................     64
     Indemnification and Insurance...................................................     64
ADDITIONAL INFORMATION...............................................................     65
INDEX TO FINANCIAL STATEMENTS........................................................    F-1

                         SUMMARY OF CERTAIN INFORMATION

     The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified by, the more detailed information and financial statements set forth in this Information Statement, which should be read in its entirety. In this Information Statement, (i) all financial information is presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP");
(ii) references to the activities of, and financial information with respect to, the Company prior to the Distribution are to historical activities and combined historical financial information of the Industrial Business (as defined herein) and the other assets and liabilities of Westinghouse that will be transferred to the Company in connection with the Restructuring and the Distribution. The Restructuring, the Distribution and the other transactions contemplated thereby are sometimes collectively referred to herein as the "Transactions."

     This Information Statement includes trademarks of the Company, such as Westinghouse(R), Ovation(R) and WDPF(R), as well as other trade names and product names.

                                  THE COMPANY

     Following the Restructuring and the Distribution, the Company will be a global industrial and technology company which designs, manufactures and services nuclear and fossil-fueled power generation equipment, supervises the removal of environmental hazards and the safe decommissioning of sophisticated nuclear and chemical defense systems and manufactures and services controls for sophisticated industrial processes. See "Business--General." Upon completion of the Transactions, the Company will be an independent, publicly held company. In 1996, the Company had net sales of $3,467 million and a net loss of $665 million. At March 31, 1997, the Company had total assets of $4,535 million and shareholder's equity of $1,417 million. At March 31, 1997, on a pro forma basis, after giving effect to the Distribution, the Company had total assets of approximately $3,800 million and shareholder's equity of approximately $682 million.

     The Company, after the Restructuring and the Distribution, will be comprised of the three principal operating businesses described below (the "Industrial Business"), which are currently part of Westinghouse's Industries and Technology Group (the "Industries and Technology Group"):

      (i) Power Generation, which designs, manufactures, installs and services steam and combustion turbine generators, as well as constructs turn-key power plants worldwide;

      (ii) Energy Systems, which serves the domestic and international electric power industry by supplying nuclear power plants, advanced nuclear plant design technology, nuclear fuel and associated materials, components and technical services, a broad array of operating plant services including parts and equipment, and state-of-the-art instrumentation and control systems through the Process Control Division ("PCD"); Energy Systems also manufactures reactor coolant pumps, motors and control rod drive mechanisms ("CRDMs") and is the sole source provider of this manufactured equipment to the U.S. Navy. PCD also provides distributed control, communicators, data acquisition systems and information systems to a variety of other process and specialty applications; and

     (iii) Government Operations, which includes management services for certain government-owned facilities under contracts with the U.S. Department of Energy (DOE) and the U.S. Department of Defense (DOD), management of nuclear reactor programs for the U.S. Navy and management of a chemical agent destruction program for the DOD.

     In addition to the three principal operating businesses, the Company will also receive and be responsible for liabilities associated with the Industrial Business, assets and liabilities (including environmental and litigation-related liabilities) associated with Westinghouse's divested businesses other than the Westinghouse Discontinued Operations (the "Divested Businesses") and certain asbestos and other toxic tort litigation-related matters associated with the Westinghouse Discontinued Operations. Westinghouse will retain pension and postretirement liabilities, as of the Distribution Date, for certain employees of the Industrial Business and Divested Businesses and certain income tax benefits at the Company.

     The Company's principal executive office will be located at 11 Stanwix Street, Pittsburgh, Pennsylvania, and its telephone number at that address will be (412) 244-2000.

                                THE TRANSACTIONS

     The Restructuring. Prior to the Distribution, Westinghouse will effect a series of asset and stock transfers and liability assumptions among itself and its subsidiaries, the purpose and effect of which will be to separate Westinghouse's Industrial Business from its media businesses and the Thermo King business unit ("Thermo King"). In connection with the Restructuring, the Company will receive and assume responsibility for assets and liabilities associated with the Industrial Business, assets and liabilities (including environmental and litigation-related liabilities) associated with the Divested Businesses and certain asbestos and other toxic tort litigation-related matters associated with the Westinghouse Discontinued Operations. Westinghouse or subsidiaries of Westinghouse, other than the Company and its subsidiaries, will retain assets and liabilities related to Westinghouse's media businesses and Thermo King, certain income tax benefits of the Company, assets and liabilities (except for certain asbestos and other toxic tort litigation-related matters) of the Westinghouse Discontinued Operations and liabilities under Westinghouse's pension and postretirement benefit plans (including those related to certain employees of the Industrial Business and Divested Businesses) as of the Distribution Date. As part of the Restructuring, the Company will issue additional shares of Company Common Stock to Westinghouse such that Westinghouse will own the number of shares of Company Common Stock necessary to effect the Distribution.

     The Distribution. Upon completion of the Restructuring and subject to the satisfaction of all the conditions to the Distribution, Westinghouse will effect the Distribution by distributing to each holder of record of Westinghouse Common Stock, as of the Distribution Record Date, certificates representing the number of shares of Company Common Stock held by each holder of record of Westinghouse
Common Stock equal to        share(s) of Company Common Stock for each share of
Westinghouse Common Stock and cash in lieu of any fractional shares of Company Common Stock.

                                THE DISTRIBUTION

Distributing Company..........   Westinghouse Electric Corporation, a
                                 Pennsylvania corporation. Concurrently with the
                                 Distribution, Westinghouse will change its name to "CBS Corporation." References to
                                 "Westinghouse" herein include the newly-named
                                 CBS Corporation following the Distribution.

Distributed Company...........   Westinghouse Electric Company, a Pennsylvania
                                 corporation and currently a wholly-owned subsidiary of Westinghouse. Concurrently with the Distribution, the Company will change its name to "Westinghouse Electric Corporation."

Shares to be Distributed......   Approximately        million shares of Company
                                 Common Stock (based on        million shares of
                                 Westinghouse Common Stock outstanding on
                                             , 1997). No fractional shares will
                                 be distributed. The shares to be distributed will constitute 100% of the outstanding shares of Company Common Stock.

Distribution Ratio............   Each Westinghouse shareholder will receive
                                        share(s) of Company Common Stock for
                                 every share of Westinghouse Common Stock held on the Distribution Record Date. No consideration will be paid by Westinghouse shareholders for shares of Company Common Stock to be received in the Distribution. See "The
                                 Transactions--Manner of Effecting the
                                 Distribution."

Distribution Record Date......   Close of business on             , 1997.

Distribution Date.............            , 1997. On, or as soon as practicable
                                 after the Distribution Date, the Distribution Agent will commence mailing share certificates representing the Company Common Stock. Westinghouse shareholders will not be required to make any payment or to take any other action to receive their Company Common Stock. See "The Transactions--Manner of Effecting the Distribution."

Federal Income Tax
Consequences of the
  Distribution to Westinghouse
  and Westinghouse
  Shareholders................   Westinghouse has submitted a request for
                                 rulings from the Internal Revenue Service
                                 ("IRS") to the effect, among other things, that receipt of shares of Company Common Stock will be tax free for federal income tax purposes to the shareholders of Westinghouse (except with respect to cash received in lieu of fractional shares) and that Westinghouse will not recognize income, gain or loss as a result of the Distribution, and it is a condition to completion of the Distribution that
                                 Westinghouse obtain a favorable ruling in response to this request. Westinghouse shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Distribution. See "The
                                 Transactions--Certain Federal Income Tax
                                 Considerations."

Management....................   Following the Distribution, each of the Company
                                 and Westinghouse will have a management
                                 organization with no overlaps and an
                                 independent Board of Directors. It is presently anticipated that Michael H. Jordan, currently the Chairman and Chief Executive Officer of
                                 Westinghouse, will serve as Non-Executive
                                 Chairman of the Board of the Company during a transition period that will expire no later than the date of the annual meeting of the Company's shareholders to be held in the spring of 2000. In addition, two of the current directors of Westinghouse, Messrs. David T.
                                 McLaughlin and Richard R. Pivirotto, will serve as directors on the Company's board of directors (the "Company Board") during the same transition period. However, Messrs. Jordan,
                                 McLaughlin and Pivirotto will constitute a minority of each of Westinghouse's board of directors (the "Westinghouse Board") and the Company Board, respectively. Furthermore, no later than the date of the annual meeting of the Company's shareholders to be held in the spring of 2000, each of Messrs. Jordan, McLaughlin and Pivirotto will cease to be a director of one of the two companies. Messrs.
                                 Frank C. Carlucci, Robert E. Cawthorn, Gary M.
                                 Clark and David K.P. Li, currently directors of Westinghouse, will resign from the Westinghouse
                                 Board at the time of the Distribution and become directors of the Company. No member of Westinghouse's management will serve as an executive officer of the Company. Dr. Ernest H.
                                 Drew will be the Company's President and Chief
                                 Executive Officer and serve as a director on the Company Board. Dr. Drew currently serves as Chief Executive Officer of Westinghouse's
                                 Industries and Technology Group. See
                                 "Relationship and Agreements between the
                                 Company and Westinghouse after the
                                 Distribution--Relationship between the Company and Westinghouse after the Distribution" and "Management--Directors."

Credit Facility...............   In connection with the Distribution, the
                                 Company expects to arrange a credit facility
                                 (the "Credit Facility") of approximately $ with a syndicate of banks to be effective on the Distribution Date. The Credit Facility will be used to provide working capital and other credit needs of the Company following the Distribution. See "The Transactions--Investment
                                 Considerations--Lack of Operating History as an Independent Company; Historical Net Losses" and
                                 "Credit Facility."

Dividend Policy...............   It is currently contemplated that the Company
                                 will not pay cash dividends on Company Common
                                 Stock. The declaration of dividends by the Company will be at the discretion of the Company Board and will depend upon the Company's future earnings, financial condition, capital requirements, and other factors, including any limitations under then existing credit agreements. See "The
                                 Transactions--Dividend Policy." In addition, the agreements to be entered into between Westinghouse and the Company to effect the Restructuring and the Distribution will contain restrictions on the Company's ability to pay dividends. See "Relationship and Agreements between the Company and Westinghouse after the Distribution--Distribution Agreement."

Anti-Takeover Provisions......   The Pennsylvania Business Corporation Law and
                                 certain of the agreements to be entered into between the Company and Westinghouse to effect the Restructuring and the Distribution will, and the Company's Articles of Incorporation and By-laws are expected to, contain provisions which could have the effect of discouraging unsolicited takeover bids from third parties.
                                 See "The Transactions--Investment
                                 Considerations--Certain Anti-Takeover
                                 Provisions," "Relationship and Agreements between the Company and Westinghouse after the Distribution" and "Purposes and Effects of Certain Provisions of the Company's Articles of
                                 Incorporation, By-laws and Pennsylvania Law."

Relationship and Agreements
between the Company and
  Westinghouse after the
  Distribution................   The Company and Westinghouse and their
                                 respective subsidiaries will enter into a series of agreements to effect the Restructuring and the Distribution and to define their ongoing relationship. These include a distribution agreement providing for the transfer of assets to, and the assumption of liabilities by, the Company and the payment of the Distribution by Westinghouse (the
                                 "Distribution Agreement"). See "Relationship and Agreements between the Company and Westinghouse after the
                                 Distribution--Distribution Agreement."
                                 Westinghouse and the Company expect to enter into other agreements relating to interim services, preparation and payment of taxes, the transfer of certain intellectual property, employee benefits, litigation, insurance and certain other matters provided for in the Distribution Agreement. In connection with the Company's assumption of liabilities, certain of these agreements will contain affirmative and restrictive undertakings by the Company which will restrict the Company's ability to engage in certain "extraordinary transactions," pay dividends or incur indebtedness, subject to certain exceptions, without Westinghouse's consent.

                                 Other than the agreements described above, it is expected that Westinghouse and the Company will cease to have any material contractual or other material relationships with each other, other than on an arm's-length basis. See "Relationship and Agreements between the Company and Westinghouse after the Distribution-- Relationship between the Company and Westinghouse after the Distribution."

Trading Market and Symbol for
the Company Common Stock......   Currently, there is no public trading market
                                 for the Company Common Stock, although a "when-issued" trading market (as described herein) is expected to develop prior to the Distribution Date. Application will be made to list the Company Common Stock on The New York
                                 Stock Exchange (the "NYSE") under the symbol
                                 "WX." See "The Transactions--Listing and
                                 Trading of the Common Stock."

                                 Westinghouse Common Stock will continue to be listed and traded on the NYSE, the Boston Stock Exchange, the Pacific Stock Exchange, the Philadelphia Stock Exchange and the Chicago Stock Exchange after the Distribution, but with a new symbol "CBS."

Interests in Fractional
Shares........................   Fractional shares of Company Common Stock
                                 ("Fractional Shares") will not be distributed to record holders of Westinghouse Common Stock.
                                 Fractional Shares will be aggregated by the Distribution Agent, who will then sell or arrange for the sale of such aggregated
                                 Fractional Shares on the NYSE. The net cash proceeds of such sales (the "Fractional Share
                                 Proceeds") will be paid ratably to those shareholders entitled to fractional interests.
                                 See "The Transactions--Manner of Effecting the
                                 Distribution."

Distribution Agent............                       . The address and telephone
                                 number of the Distribution Agent are
                                           .

Information Agent.............                       . The address and telephone
                                 number of the Information Agent are           .

Transfer Agent and Registrar
for the Company Common
  Stock.......................                       .

Conditions to the
Distribution..................   The Distribution is conditioned upon, among
                                 other things, (i) the receipt of certain rulings from the IRS regarding the tax-free nature of the Distribution, (ii) the Company
                                 Common Stock having been approved for listing on the NYSE subject to official notice of issuance, (iii) the Registration Statement on Form 10, of which this Information Statement is a part (the "Registration Statement"), having been declared effective by the Securities and Exchange Commission (the "Commission") and (iv) the Credit Facility being in place and all conditions to borrowing thereunder having been satisfied or waived. Any of the conditions to the Distribution may be waived, at any time prior to the Distribution Date, for any reason, in the sole discretion of the Westinghouse
                                 Board. Even if all conditions are satisfied, the Westinghouse Board has reserved the right to abandon, defer or modify the Distribution and the related transactions described herein at any time prior to the Distribution Date. See "Introduction" and
                                 "The Transactions--Distribution Conditions and
                                 Termination."

Principal Business to be
Retained by Westinghouse......   After the Distribution, Westinghouse will
                                 continue to operate in the principal business areas of television and radio station ownership and broadcast and cable programming.
                                 Westinghouse will consist primarily of the CBS
                                 Television Network, CBS Television Stations,
                                 CBS Radio, CBS Cable (formerly known as Group W
                                 Satellite Communications ("GWSC")) and EYEMARK
                                 Entertainment. Following completion of the pending acquisition by Westinghouse of Gaylord
                                 Entertainment Company, CBS Cable will include the operations of The Nashville Network ("TNN") and the domestic and Canadian operations of Country Music Television ("CMT"). In addition,
                                 Westinghouse will continue to own Thermo King
                                 (subject to Westinghouse's publicly announced intention to consider various options to enhance Thermo King's value to Westinghouse shareholders), which designs, manufactures and distributes a complete line of transport temperature control equipment, will retain certain income tax benefits of the Company, will remain responsible for assets and liabilities (except for certain asbestos and other toxic tort litigation-related matters) of the Westinghouse Discontinued Operations and liabilities under Westinghouse's pension and postretirement benefit plans (including those relating to certain employees of both the Industrial Business and Divested Businesses) as of the Distribution Date. See "Introduction" and "Relationship and Agreements between the Company and Westinghouse after the
                                 Distribution--Relationship between the Company and Westinghouse after the Distribution."

Investment Considerations.....   Westinghouse shareholders should carefully
                                 consider the matters discussed under "The
                                 Transactions--Investment Considerations" of this Information Statement.

                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Information Statement, including those under the captions "The Transactions," "Relationship and Agreements between the Company and Westinghouse after the Distribution," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this Information Statement the words "estimate," "project," "intend," "expect," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on various factors, many of which are beyond the Company's control, and were derived utilizing numerous assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the following: uncertainty as to the Company's future profitability after the Distribution; the effectiveness of the Company's strategy to grow through international expansion; competition in the Company's existing and potential future lines of business; and the accuracy of the Company's estimates of its requirements for the performance of certain contracts and the timing and funding for the satisfaction of certain liabilities, including those related to litigation and environmental matters. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors such as the assertion of unknown litigation or claims against, or the discovery of presently unknown environmental liabilities by, the Company may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such forward-looking statements.

                   SUMMARY HISTORICAL COMBINED FINANCIAL DATA

     The summary historical combined financial data at March 31, 1997 and for the three months ended March 31, 1997 and March 31, 1996 presented below have been derived from and should be read in conjunction with the unaudited condensed combined financial statements included elsewhere in this Information Statement. The unaudited interim data reflects in the opinion of the Company's management all adjustments considered necessary for a fair presentation of results of such interim period. Results for unaudited interim periods are not necessarily indicative of results which may be expected for any other interim or annual period. The summary historical combined financial data at December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 presented below have been derived from and should be read in conjunction with the audited combined financial statements and notes thereto of the Company included elsewhere in this Information Statement. The summary historical combined financial data at December 31, 1994, 1993 and 1992, and for each of the years in the two-year period ended December 31, 1993, have been derived from unaudited combined financial statements of the Company.

                                           THREE MONTHS
                                               ENDED
                                             MARCH 31                    YEAR ENDED DECEMBER 31
                                          ---------------    -----------------------------------------------
                                          1997      1996      1996       1995      1994      1993      1992
                                          -----    ------    -------    ------    ------    ------    ------
                                            (UNAUDITED)      (IN MILLIONS)
STATEMENT OF INCOME DATA:
Sales of products and services.........   $ 650    $  670    $ 3,467    $3,434    $3,530    $3,775    $3,832
Restructuring, litigation and other
  matters..............................      --      (578)      (888)     (294)      (21)     (378)       --
Operating profit (loss)................    (123)     (679)      (890)     (280)       71      (159)      284
Other income and expenses, net.........      (6)     (151)      (140)      (13)     (155)     (116)      (23)
Income (loss) before income taxes and
  minority interest....................    (129)     (831)    (1,031)     (295)      (92)     (284)      249
Income tax benefit (expense)...........      49       299        370        97        19        16      (108)
Cumulative effect of changes in
  accounting principles................      --        --         --        --        --       (52)       --
Net income (loss)......................     (80)     (533)      (665)     (202)      (77)     (324)      136

                                                                               AT DECEMBER 31
                                                               ----------------------------------------------
                                                                1996      1995      1994      1883      1992
                                                               ------    ------    ------    ------    ------
                                          AT MARCH 31, 1997
                                          -----------------
                                             (UNAUDITED)                       (IN MILLIONS)
BALANCE SHEET DATA:
Total assets...........................        $ 4,535         $4,541    $3,843    $3,801    $3,574    $3,157
Total debt.............................              5              6         9        12        21         7
Shareholder's equity...................          1,417          1,109     1,541     1,722     1,343     1,460

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following summary unaudited pro forma combined financial data are derived from the unaudited pro forma combined financial statements included elsewhere in this Information Statement and should be read in conjunction therewith and with the related notes thereto. These summary unaudited pro forma combined financial data were prepared by the Company to illustrate the estimated effects of the Distribution described in the notes to the pro forma combined financial statements as if they had occurred as of January 1, 1996 with respect to the statement of income data and at March 31, 1997 with respect to the balance sheet data.

     These summary unaudited pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position of the Company had the Distribution occurred as of the dates indicated or of the results that may be obtained in the future. See "Unaudited Pro Forma Combined Financial Statements."

                                                           THREE MONTHS ENDED       YEAR ENDED
                                                             MARCH 31, 1997      DECEMBER 31, 1996
                                                           ------------------    -----------------
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF INCOME DATA:
Sales of products and services..........................          $650                $ 3,467
Restructuring, litigation and other matters.............            --                   (888)
Operating loss..........................................           (98)                  (790)
Other income and expenses, net..........................            (6)                  (140)
Interest expense........................................            (5)                   (21)
Loss before income taxes and minority interests.........          (109)                  (951)
Income tax expense......................................            (9)                   (40)
Net loss................................................          (118)                  (995)

Loss per common share(1)................................          $                   $
                                                           ================      ===============

                                                                              AT MARCH 31, 1997
                                                                              -----------------
                                                                              (IN MILLIONS)
PRO FORMA COMBINED BALANCE SHEET DATA:
Total assets...............................................................        $ 3,800
Total debt.................................................................              5
Shareholder's equity.......................................................            682

---------

(1) Pro forma loss per share has been calculated assuming        shares of
    Company Common Stock were outstanding. This is based on the number of outstanding shares of Westinghouse Common Stock at the close of business on the Distribution Record Date and the Distribution Ratio.

                                  INTRODUCTION

     In November 1996, Westinghouse announced that the Westinghouse Board had conditionally approved a plan whereby Westinghouse would separate its media and industrial business into two separate publicly-traded companies (the "Separation Plan"). Under the Separation Plan, Westinghouse after the Distribution would have consisted primarily of the CBS Television Network, CBS Television Stations, CBS Radio, CBS Cable (formerly GWSC) and EYEMARK Entertainment; and the Company would have consisted primarily of the manufacturing and services businesses for the nuclear and fossil-fueled power generation industry, Thermo King and the government operations business. Westinghouse also would have retained debt obligations, a tax net operating loss carry forward ($1.5 billion as of December 31, 1996) and the assets and liabilities (except for certain asbestos and other toxic tort litigation-related matters) of the Westinghouse Discontinued Operations, and the Company would have assumed the existing pension and other postretirement benefit obligations of Westinghouse, obligations of Divested Businesses and certain asbestos and other toxic tort litigation-related matters associated with the Westinghouse Discontinued Operations. In June 1997, the Westinghouse Board modified the Separation Plan (as revised, the "Modified Separation Plan") to provide that Westinghouse will retain Thermo King along with Westinghouse's existing pension and other postretirement benefit obligations (including those related to certain employees of both the Industrial Business and Divested Businesses). The Modified Separation Plan will be effected by means of a dividend distribution to Westinghouse shareholders of all the outstanding Company Common Stock. Prior to the Distribution Date, Westinghouse will contribute to the Company all of the assets, including the stock of certain subsidiaries, and liabilities associated with the Industrial Business, assets and liabilities (including environmental and litigation-related liabilities ) associated with Divested Businesses and certain asbestos and other toxic tort litigation-related liabilities associated with the Westinghouse Discontinued Operations.

     Prior to the Restructuring and the Distribution, Westinghouse will receive rulings from the IRS to the effect, among other things, that receipt of shares of Company Common Stock will be tax free for federal income tax purposes to the shareholders of Westinghouse (except with respect to Fractional Share Proceeds) and that Westinghouse will not recognize income, gain or loss as a result of the Distribution (the "Tax Ruling"). The Distribution is subject to, among other things, (i) the receipt of the Tax Ruling, (ii) the Company Common Stock being approved for listing on the NYSE subject to official notice of issuance, (iii) the Registration Statement having been declared effective by the Commission and
(iv) the Credit Facility being in place and all conditions to borrowing thereunder having been satisfied or waived. Any of the conditions to the Distribution may be waived, at any time prior to the Distribution Date, for any reason, in the sole discretion of the Westinghouse Board. However, even if all the conditions to the Distribution are satisfied, the Westinghouse Board has reserved the right to abandon, defer or modify the Restructuring and the Distribution at any time prior to the Distribution Date. See "The Transactions--Distribution Conditions and Termination." References to the "Company" herein for time periods prior to the Distribution are to the historical activities and combined historical financial information of the Industrial Business and the other assets and liabilities of Westinghouse that will be transferred to the Company in connection with the Restructuring and the Distribution and, for the time periods following the Distribution, mean the Company as capitalized by Westinghouse.

     The Distribution will be effected by distributing all of the outstanding shares of Company Common Stock to holders of record of Westinghouse Common Stock
on the Distribution Record Date. The Distribution will occur on             ,
1997.

     NO ACTION IS REQUIRED BY WESTINGHOUSE SHAREHOLDERS IN ORDER TO RECEIVE COMPANY COMMON STOCK TO WHICH THEY WILL BE ENTITLED IN THE DISTRIBUTION UPON PAYMENT OF THE DIVIDEND.

     Shareholders of Westinghouse with inquiries related to the Distribution
should contact           . After the Distribution Date, shareholders of the
Company with inquiries related to the Distribution or their investment should
contact                     .

     This Information Statement is being furnished by Westinghouse solely to provide information to shareholders of Westinghouse Common Stock in connection with the Distribution and, subject to the satisfaction of the conditions to the Distribution, the receipt of Company Common Stock pursuant to the Distribution. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Westinghouse or the Company. The information contained in this Information Statement is believed by Westinghouse to be accurate as of the date set forth on its front cover. Changes may occur after that date, and neither Westinghouse nor the Company will update the information except in the normal course of their respective public disclosure practices.

                                THE TRANSACTIONS

BACKGROUND AND REASONS FOR THE RESTRUCTURING AND THE DISTRIBUTION

     Westinghouse is a global company which operates its businesses through the Westinghouse/CBS Group and the Industries and Technology Group. The Westinghouse/CBS Group combines the operations of CBS Inc. ("CBS"), which Westinghouse acquired in 1995, Infinity Broadcasting Corporation ("Infinity"), which Westinghouse acquired in 1996, and the former Westinghouse Broadcasting Company, Inc., and includes the CBS Television Network; CBS Television Stations; CBS Radio; CBS Cable; and EYEMARK Entertainment (the "Media Group"). The Westinghouse/CBS Group operates in the principal business areas of television and radio station ownership and broadcast and cable programming. The Industries and Technology Group designs, manufactures and services nuclear and fossil-fueled power generation equipment, supervises the removal of environmental hazards and the safe decommissioning of sophisticated nuclear and chemical defense systems, and manufactures and services controls for sophisticated industrial processes. Currently, Westinghouse's Industries and Technology Group includes Thermo King, which designs, manufactures and distributes a complete line of transport temperature control equipment. Under the Modified Separation Plan, Thermo King will remain with Westinghouse (subject to Westinghouse's publicly announced intention to consider various options to enhance Thermo King's value to Westinghouse shareholders).

     The Westinghouse Board has determined, subject to satisfaction of certain conditions, that it is in the best interests of Westinghouse and its shareholders, for the reasons set forth below, to distribute to Westinghouse shareholders in the Distribution the Industrial Business as a separate publicly traded company to be known as "Westinghouse Electric Company." Concurrently with the Distribution, the Company will change its name to "Westinghouse Electric Corporation." The Company will consist of Westinghouse's Power Generation, Energy Systems and Government Operations business units. In connection with the Restructuring and the Distribution, the Company will receive and assume responsibility for assets and liabilities associated with the Industrial Business, assets and liabilities (including certain environmental and litigation-related liabilities) associated with Divested Businesses and certain toxic tort litigation-related matters associated with the Westinghouse Discontinued Operations. Westinghouse will retain pension and postretirement liabilities, as of the Distribution Date, for certain employees of the Industrial Business and Divested Businesses and certain income tax benefits of the Company. Concurrently with the Distribution, Westinghouse will change its name to "CBS Corporation" and after the Distribution will continue to hold directly and through subsidiaries its Media Group, as well as Thermo King and certain other interests.

     The Westinghouse Board believes that the Media Group and the Industrial Business are businesses marked by distinct financial and operational differences. The Westinghouse Board has determined that common ownership of two businesses with such strikingly disparate financial characteristics limits Westinghouse's capacity to (i) obtain an optimal capital structure, (ii) allocate capital internally on an efficient basis and (iii) access the capital markets at the lowest possible cost. In addition, the Westinghouse Board believes that fundamental operational differences between the Media Group and the Industrial Business demand different business strategies, different management teams and different employee bases.

     The Restructuring and the Distribution are intended to address these concerns through the creation of two separate, stand-alone entities. The Westinghouse Board believes that as a result of the Restructuring and the Distribution, each of the Media Group and the Industrial Business will be able to attain an optimal capital structure, a more efficient allocation of internal capital and access to the capital markets at the lowest possible cost. In addition, the Restructuring and the Distribution will permit each of the Media Group and the

Industrial Business to respond to the fundamental operational differences that exist between them by having a separate management team focusing on its core businesses, with its own organizational and operational structure. The Restructuring and the Distribution will also enable each business to be represented by its own stock and also make it possible for the employees of each business to be compensated with equity based incentives that properly reflect their contributions to such business.

THE RESTRUCTURING

     Prior to the Distribution, Westinghouse will effect asset and stock transfers and liability assumptions among itself and its subsidiaries, the purpose and effect of which will be to separate Westinghouse's Industrial Business from its Media Group and Thermo King. In connection with the Restructuring, the Company will receive and assume responsibility for assets and liabilities associated with the Industrial Business, assets and liabilities (including environmental and litigation-related liabilities) associated with Divested Businesses and certain asbestos and other toxic tort litigation-related matters associated with the Westinghouse Discontinued Operations. Westinghouse or subsidiaries of Westinghouse, other than the Company and its subsidiaries, will retain assets and liabilities related to the Media Group and Thermo King, as well as certain income tax benefits of the Company, assets and liabilities (except for certain asbestos and other toxic tort litigation-related matters) of the Westinghouse Discontinued Operations and liabilities under Westinghouse's pension and postretirement plans (including those relating to certain employees of the Industrial Business and Divested Businesses as of the Distribution Date). As part of the Restructuring, the Company will issue additional shares of Company Common Stock to Westinghouse such that Westinghouse will own the number of shares of Company Common Stock necessary for the Distribution. Westinghouse and the Company each will agree to execute and deliver such further assignments, documents of transfer, deeds and instruments as may be necessary for the more effective implementation of such transfers.

MANNER OF EFFECTING THE DISTRIBUTION

     Following completion of the Restructuring and subject to the satisfaction of the conditions to the Distribution, the Westinghouse Board will formally authorize the Distribution by declaring a dividend on the Westinghouse Common Stock payable in Company Common Stock to holders of record of Westinghouse Common Stock on the Distribution Record Date.

     Westinghouse will effect the Distribution by delivering share certificates for Company Common Stock to the Distribution Agent, for delivery to the holders of Westinghouse Common Stock at the close of business on the Distribution Record Date, without further action by such holders. It is expected that the Distribution Agent will begin mailing share certificates representing Company Common Stock as soon as practicable after the Distribution Date. The Distribution will be deemed effective upon notification by Westinghouse to the Distribution Agent that the Distribution has been declared and that the Distribution Agent is authorized to proceed with the distribution of Company Common Stock. All shares of Company Common Stock to be distributed in the Distribution will be fully paid and nonassessable. See "Description of Capital Stock."

     No Fractional Shares of Company Common Stock will be distributed in the Distribution. In lieu of receiving Fractional Shares, each Westinghouse shareholder of record as of the Distribution Record Date who would otherwise be entitled to receive a Fractional Share will receive Fractional Share Proceeds for such fractional interest. All Fractional Shares of Company Common Stock that otherwise would have been distributed to such holders of Westinghouse Common Stock will be aggregated and sold in the open market as soon as practicable after the Distribution and the holders otherwise entitled to such Fractional Shares will receive their pro rata share of the Fractional Share Proceeds in lieu of such Fractional Shares.

     No holder of Westinghouse Common Stock will be required to pay any cash or any other consideration for the shares of Company Common Stock to be received in the Distribution or to surrender or exchange shares of Westinghouse Common Stock in order to receive shares of Company Common Stock.

INVESTMENT CONSIDERATIONS

     Readers should be aware of the following factors to which the Company has been subject in the past, is currently and may in the future be subject, and which could materially adversely affect the performance of the Company.

     LACK OF OPERATING HISTORY AS AN INDEPENDENT COMPANY; HISTORICAL NET LOSSES

     The Company does not have an operating history as an independent public company. The historical financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. Historically, Westinghouse has provided the Company with support in several areas, including providing working capital and standing as the source of credit for performance and surety bonds, letters of credit and other forms of security which are often required for large projects in which the Company participates. After the Distribution, the Company will be required to rely upon its own credit as a stand-alone entity in securing these items.

     The Company reported a net loss of $80 million in the first quarter of 1997 and net losses of $665 million in 1996, $202 million in 1995 and $77 million in 1994. To a large extent, the losses reported for 1996, 1995 and 1994 are attributable to the Company's efforts to downsize its businesses and resolve various litigation-related matters. These special charges, net of income tax benefits, amounted to $676 million in 1996, $191 million in 1995 and $103 million in 1994. As described below under "Industrial Company Risks," the Company's two largest business units, Power Generation and Energy Systems, have been impacted in recent years by deregulation of the U.S. domestic utility industry and price compression globally. The Company's financial performance in the future as a stand-alone enterprise will be dependent upon various factors, including those discussed above under "Forward-Looking Statements." The historical financial information included herein does not reflect many significant changes that will occur in the funding and operations of the Company as a result of the Restructuring and the Distribution. See "--Realization of Deferred Tax Assets," "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     REALIZATION OF DEFERRED TAX ASSETS

     Deferred tax assets associated with the Company's net operating loss carryforwards for U.S. federal income tax purposes totalling $329 million at March 31, 1997 and $289 million at December 31, 1996 have been recognized in the Company's combined historical financial statements included elsewhere in this Information Statement because these benefits are expected to be realized by Westinghouse. However, in connection with the Distribution, these deferred tax assets will be retained by Westinghouse. Realization of the remaining net deferred tax asset of $824 at March 31, 1997 and $813 million at December 31, 1996 will be reevaluated at the time of the Distribution. If this reevaluation had occurred without relying on future taxable income other than that which could be generated through tax planning strategies, a valuation allowance of approximately $500 million would have been required. The aggregate reduction in the net deferred tax asset and in total shareholder's equity at March 31, 1997 and December 31, 1996 would have been approximately $800 million. If no incremental deferred tax assets had been recorded in the first quarter of 1997 or in 1996, the net loss for the three months ended March 31, 1997 would have increased by approximately $50 million and the net loss for the year ended December 31, 1996 would have increased by approximately $400 million.

     INDUSTRIAL COMPANY RISKS

     Mature Nuclear Market. Energy Systems operates in a market where there is relatively weak demand for new nuclear power plants and price competition. While nuclear power plant construction continues internationally, in the U.S. no new plant construction is currently anticipated. As a result, the U.S. market has shifted from new plant design and construction to retrofit-design, service, fuel, efficiency enhancement, and decommissioning of currently operating plants. Attempts have been made in several states to hold referenda on closing existing nuclear power plants. In addition, several power companies have canceled plans for, delayed the construction or operation of, or shut down operating nuclear power plants. The future operating results of the Company's Energy Systems operations, and the Company, could be adversely affected if, as a result of these or other developments, nuclear power plants which are presently in service are removed from service. In addition, U.S. government restrictions relating to the export of nuclear technology and equipment may limit Energy Systems' ability to compete in certain overseas markets, and the international markets generally have become subject to global price compression.

     Deregulation of Utilities. Through Power Generation and Energy Systems, the Company provides services and equipment for the power generation market. Due to significant regulatory changes, the U.S. domestic utility sector is restructuring in response to the new competitive pressures created by this new regulatory environment, as utilities attempt to reduce spending for capital improvements and minimize outages for nuclear and fossil-fueled plants. There can be no assurance that the Company will be able to adapt to the new competitive environment created by these regulatory changes, and there can be no assurance that such changes will not have a material adverse effect on the Company's profitability, financial condition or results of operations.

     Government Regulation of the Nuclear Industry. The Company is required to maintain licenses with the DOE and the NRC and to meet detailed regulatory requirements and procedures in connection with its nuclear fuel fabrication and operating nuclear plant services businesses, as well as in connection with its management services provided through its Government Operations business unit relating to nuclear reactor programs for the U.S. Navy and DOE sites. In addition, in some instances, the Company's ability to participate in projects in foreign countries or export nuclear technology and equipment are limited by U.S. government restrictions relating to the export and transfer of nuclear technology. The U.S. government has considerable discretion regarding compliance with its rules, regulations and procedures. There can be no assurance that any changes in the regulatory framework applicable to the Company in its participation in the nuclear industry will not have a material adverse effect on the Company's future results of operations and financial condition. See "Business--Energy Systems" and "Business--Government Operations."

     Dependence on Government Funding and Government Contracts. A significant portion of the Company's revenues and operating profit associated with its Government Operations business unit and certain revenues associated with Energy Systems' contracts for naval propulsion equipment with the U.S. Navy and Energy Systems' development of the next generation of light water nuclear reactors is dependent upon U.S. government funding. Although the Company has experienced a steady demand for its naval propulsion equipment and its management services provided through its Government Operations business unit, decreases in the level of U.S. government spending on the U.S. Navy's nuclear programs or government site clean-up could have a material adverse effect on the Company's future results of operations and financial condition. See "Business Energy Systems," "Business--Government Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, contracts with governmental agencies may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, U.S. government contracts and those of many international government customers may generally be terminated for a variety of factors when it is in the best interests of the government. See "Business Government Regulations."

     Complex Technologies. Many of the Company's products incorporate highly advanced, complex technologies which require sophisticated management and controls. The Company believes that its technological expertise and experience provide it with certain competitive advantages in a number of its markets. The Company's ability to continue the successful innovation and implementation of technological advances will be an important factor in its ability to compete in its markets.

     IMPACT OF RESTRUCTURING PROGRAMS

     During the last three years, as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company has undertaken restructuring programs at its corporate headquarters as well as at several of its major businesses. Restructuring actions, including restructuring at corporate headquarters, have resulted in the recognition of restructuring costs net of adjustments of prior plans totalling $210 million in 1996, $58 million in 1995, and $21 million in 1994. The Company may implement restructuring initiatives as competitive conditions dictate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     ASSUMED LIABILITIES AND COMMITMENTS

     Pursuant to the Restructuring and Distribution, the Company will assume responsibility for certain environmental, litigation and litigation settlements and contractual liabilities and obligations related to the Industrial Business, the Divested Businesses and, in certain limited instances, the Westinghouse Discontinued Operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Legal Proceedings." In arriving at the liabilities recorded in the Company's historical combined financial statements, certain estimates and assumptions were made. The Company believes that it has adequately provided for its known obligations and liabilities. However, actual results could differ from these estimates, and changes in facts and circumstances, including the assertion of additional litigation or claims against, or the discovery of presently unknown environmental liabilities by, the Company may result in revised estimates and assumptions.

     The Company faces a variety of potential liabilities and lawsuits. There can be no assurance that the Company will be able to reasonably estimate costs associated with future claims. Litigation is inherently uncertain and always difficult to predict. Substantial damages are sought in certain of the lawsuits currently pending against Westinghouse for which the Company will indemnify Westinghouse. Although the Company's management believes a significant adverse judgment relating to existing litigation is unlikely, any such judgment could have a material adverse effect on the Company's profitability, financial condition and results of operations for a quarter or a year. Future litigation against the Company relating to these same areas could also have a material adverse effect on the Company's profitability, financial condition and results of operation in the future. See "Business--Legal Proceedings."

     COMPLIANCE WITH ENVIRONMENTAL LAWS

     Compliance with federal, state and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future in relation to these matters due to uncertainties about the status of laws, regulations and technology, the adequacy of information available for individual sites, the extended time periods over which site remediation occurs, and the identification of new sites. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RISKS ASSOCIATED WITH INTERNATIONAL GROWTH

     The Company intends to continue to pursue growth opportunities in international markets. See "Business." In many international markets, long-standing relationships between potential customers of the Company and their local providers, and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. Such projects and investments could be adversely affected by reversals or delays in the opening of foreign markets to new competitors, exchange controls, currency fluctuations, investment policies, repatriation of cash, nationalization, social and political risks, taxation, and other factors, depending on the country in which such opportunity arises. In addition, U.S. laws and policies affecting foreign trade, investment and taxation could also adversely affect such projects and investments. There can be no assurance that the Company will be able to overcome these barriers.

     ABSENCE OF TRADING HISTORY FOR THE COMMON STOCK

     Application will be made to list the Company Common Stock on the NYSE under the symbol "WX." Shareholders should note that there has been no prior trading market for Company Common Stock and there can be no assurance as to the prices at which Company Common Stock will trade or the degree of volatility in the trading price. The prices at which Company Common Stock trades will be determined in the public trading market and may be influenced by many factors, including the depth and liquidity of the market for Company Common Stock, investor perceptions of the Company and its businesses, general economic and market conditions and, at least in the short-term, the investment preferences of Westinghouse shareholders who will receive shares of Company Common Stock in the Distribution.

     CERTAIN COVENANTS

     Although the Company and Westinghouse will conduct their respective businesses independently following the Distribution, the Company and Westinghouse will enter into several agreements for the purpose of giving effect to the Distribution and defining their ongoing relationship with respect to such matters as cross-indemnification against certain liabilities, including liabilities for taxes, employee benefit matters and the continued provision of certain services or facilities. In addition, the Distribution Agreement will contain affirmative and restrictive undertakings by the Company relating to the Company's operations. In connection with the Company's assumption of liabilities, certain restrictions will be placed on the Company's ability to engage in certain "extraordinary transactions," pay dividends or incur indebtedness, subject to certain exceptions, without Westinghouse's consent. See "Relationship and Agreements between the Company and Westinghouse after the Distribution."

     CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company expects to adopt provisions to its Articles of Incorporation (the "Articles") and By-laws that may discourage other persons from attempting to acquire control of the Company. These provisions may include a classified Board of Directors, the authorization of the Board to issue shares of undesignated preferred stock in one or more series without the specific approval of the holders of Company Common Stock, the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings, a supermajority vote requirement to approve any change to the By-laws or certain provisions of the Articles and a limitation on the ability of shareholders to call special meetings, act by written consent or remove directors. The Company also expects to adopt a shareholder rights plan either before or after the Distribution. In addition, the undertakings of the Company contained in the Distribution Agreement may require that any acquiror of the Company or of all or substantially all of the Company's assets, and such acquiror's parent entity, assume the Company's obligations under the Distribution Agreement. Such provisions, as well as the provisions of Chapter 25 of the Pennsylvania Business Corporation Law (to which the Company is subject), could impede a hostile merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of Company Common Stock. See "Purposes and Effects of Certain Provisions of the Company's Articles of Incorporation, By-Laws and Pennsylvania Law" and "Transactions and Agreements between the Company and Westinghouse after the Distribution--Distribution Agreement."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The Distribution is conditioned upon receipt by Westinghouse of a private letter ruling from the IRS substantially to the effect that, among other things, the Distribution will qualify as a tax-free spin-off to Westinghouse and its shareholders under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). The following is a summary of the material federal income tax consequences to Westinghouse and Westinghouse shareholders expected to result from the Distribution:

     (i) A Westinghouse shareholder will not recognize any income, gain or loss as a result of the Distribution, except, as described below, in connection with Fractional Share Proceeds from Company Common Stock;

     (ii) A Westinghouse shareholder will apportion the tax basis for such shareholder's Westinghouse Common Stock on which Company Common Stock is distributed between the Westinghouse Common Stock and Company Common Stock received in the Distribution (including any Fractional Shares of the Company Common Stock deemed received) in proportion to the relative fair market values of such Westinghouse Common Stock and Company Common Stock on the Distribution Date;

     (iii) A Westinghouse shareholder's holding period for the Company Common Stock received in the Distribution will include the period during which such shareholder held the Westinghouse Common Stock on which Company Common Stock is distributed, provided that such Westinghouse Common Stock is held as a capital asset by such shareholder on the Distribution Date;

     (iv) A Westinghouse shareholder who receives Fractional Share Proceeds as a result of the sale of shares of Company Common Stock by the Distribution Agent will be treated as if such Fractional Share had been received by the shareholder as part of the Distribution and then sold by such shareholder. Accordingly, such shareholder will recognize gain or loss equal to the difference between the cash so received and the portion of the tax basis in Company Common Stock that is allocable to such Fractional Share. Such gain or loss will be capital gain or loss, provided that such Fractional Share was held by such shareholder as a capital asset at the time of the Distribution; and

     (v) Westinghouse will not recognize any gain or loss on the Distribution for federal income tax purposes.

     Current Treasury regulations require each Westinghouse shareholder who receives Company Common Stock pursuant to the Distribution to attach to such shareholder's federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. Westinghouse will provide the appropriate information to each shareholder of record as of the Record Date.

     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO SHAREHOLDERS WHO RECEIVED THEIR SHARES OF WESTINGHOUSE COMMON STOCK THROUGH THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

LISTING AND TRADING OF THE COMMON STOCK

     Application will be made to list the Company Common Stock on the NYSE under the symbol "WX." There is no current public trading market for the Company Common Stock, although it is expected that a "when-issued" trading market will develop prior to the Distribution Date. The term "when-issued" means trading in shares prior to the time certificates are actually available or issued. If the conditions to the Distribution are not satisfied and the Distribution is not paid, all such when issued trading will become null and void. If the conditions to the Distribution are satisfied and the Distribution is paid on the Distribution Date, it is expected that regular way trading in the Company Common
Stock on the NYSE will commence at 9:30 a.m. (New York time) on             ,
1997, subject to official notice of issuance.

     Westinghouse Common Stock will continue to be listed and traded on the NYSE, the Boston Stock Exchange, the Pacific Stock Exchange, the Philadelphia Stock Exchange and the Chicago Stock Exchange, after the Distribution, but with a new symbol "CBS."

     The Company Common Stock issued to shareholders of Westinghouse Common Stock will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include certain officers and directors of the Company. Persons who are affiliates of the Company will be permitted to sell their Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and Rule 144 thereunder.

     For a discussion of certain matters that should be considered in trading in the Company Common Stock, see "The Transactions--Investment
Considerations--Absence of Trading History for the Common Stock."

DIVIDEND POLICY

     It is currently contemplated that the Company will not pay cash dividends on Company Common Stock. The payment and amount of future dividends will be at the discretion of the Company Board and will depend upon the Company's future earnings, financial condition, capital requirements, and other factors, including any limitations under then existing credit facilities. In addition, the agreements to be entered into between Westinghouse and the Company to effect the Restructuring and the Distribution will contain restrictions on the Company's ability to pay dividends under certain circumstances. See "Relationship and Agreements between the Company and Westinghouse--Distribution Agreement."

DISTRIBUTION CONDITIONS AND TERMINATION

     The consummation of the Distribution is conditioned upon fulfillment of each of the following conditions: (i) the receipt from the IRS of the Tax Ruling; (ii) the Restructuring having been consummated in all material respects (see "Relationship and Agreements between the Company and Westinghouse--Distribution Agreement); (iii) the Company Common Stock having been approved for listing on the NYSE subject to official notice of issuance;
(iv) the Registration Statement having been declared effective by the Commission; (v) all authorizations, consents, approvals and clearances from all federal, state, local and foreign governmental agencies required to permit the valid consummation of the transactions contemplated by the Restructuring and the Distribution having been obtained, without any conditions being imposed that would have a material adverse effect on Westinghouse or the Company, and all statutory requirements for such valid consummation having been fulfilled; (vi) Westinghouse having provided the NYSE with prior written notice of the Record Date as required by the Exchange Act and the rules and regulations of the NYSE;
(vii) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority, being in effect preventing the payment of the Distribution; (viii) the Credit Facility being in place, with all conditions to borrowing thereunder being satisfied or waived; (ix) the Company having been substituted for Westinghouse in respect of all material contracts related to the Industrial Business or the other parties to such contracts consenting to the assignment thereof to the Company on terms acceptable to the Westinghouse Board; (x) the Westinghouse Board being satisfied that, after giving effect to the Restructuring and the Distribution, Westinghouse will not be insolvent and will not have unreasonably small capital with which to engage in its business; and (xi) Westinghouse being able to pay the Distribution in accordance with applicable law.

     Any of the conditions to the Distribution may be waived at any time prior to the Distribution Date, for any reason, in the sole discretion of the Westinghouse Board. In addition, even if all the above conditions are satisfied, the Distribution Agreement may be amended or terminated, and the Restructuring and the Distribution may be abandoned, at any time prior to the Distribution Date for any reason, in the sole discretion of the Westinghouse Board.

                RELATIONSHIP AND AGREEMENTS BETWEEN THE COMPANY
                    AND WESTINGHOUSE AFTER THE DISTRIBUTION

GENERAL

     In connection with the Distribution, the Company and Westinghouse and their respective subsidiaries will enter into a series of agreements for the purpose of giving effect to certain transactions necessary for the Distribution and defining their ongoing relationship. These agreements will be executed at a time when the Company is a wholly-owned subsidiary of Westinghouse, and there can be no assurance that each of such agreements, or that each of the transactions provided for therein, will be effected on terms at least as favorable to the Company or to Westinghouse as could have been obtained from unaffiliated third parties.

     Following the Distribution, additional or modified agreements, arrangements and transactions may be entered into by the Company, Westinghouse and/or their respective subsidiaries. Any such future agreements, arrangements and transactions will be determined, at such time, through arm's-length negotiations between the parties.

     The following is a summary of certain agreements, arrangements and transactions to be entered into between the Company and Westinghouse at the time of the Distribution. Certain of these agreements have been filed as exhibits to the Registration Statement and, accordingly, the following descriptions do not purport to be complete and are qualified in their entirety by reference to such exhibits.

DISTRIBUTION AGREEMENT

     Westinghouse and the Company will enter into the Distribution Agreement providing for, among other things, certain corporate transactions required to effect the Restructuring and the Distribution and other arrangements between Westinghouse and the Company subsequent to the Distribution.

     In particular, the Distribution Agreement will allocate generally, effective as of the Distribution Date, financial responsibility for the liabilities relating to the assets and businesses being transferred to the Company and the assets and businesses being retained by Westinghouse. Pursuant to the Distribution Agreement, Westinghouse will transfer or cause to be transferred the assets associated with, and the Company will assume responsibility for the liabilities associated with, the Industrial Business, assets and liabilities (including certain environmental and litigation-related liabilities) associated with Divested Businesses and certain toxic tort litigation-related matters associated with the Discontinued Operations. The pension and postretirement liabilities, as of the Distribution Date, for certain employees of both the Industrial Business and Divested Businesses as well as certain income tax benefits of the Company will be retained by Westinghouse. Westinghouse also will transfer to the Company all rights associated with the Westinghouse(R) name and logo.

     All assets will be transferred without any representation or warranty, "as is-where is." Westinghouse and the Company each will agree to execute and deliver such further assignments, documents of transfer, deeds and instruments as may be necessary for the more effective implementation of such transfers.

     Some assignments and transfers may require prior consent by third parties and various filings or recordings with governmental entities. Some contracts, permits or licenses may require reapplication by, and reissuance in the name of, the Company. If consent to the assignment or reissuance of any contract, license or permit being transferred is not obtained, Westinghouse and the Company will develop alternative approaches so that, to the maximum extent possible, the Company will receive the benefits of such contract, license or permit and will discharge the duties and bear the costs and risks thereunder. The Company will bear the risk that such alternative arrangements will not provide the Company with full benefits of such contract, license or permit. Westinghouse and the Company, however, believe that they will be able to obtain all necessary consents and reissuances that are material to the Company's business.

     In addition, in the Distribution Agreement, the Company will undertake not to engage in certain "extraordinary transactions" such as mergers, consolidations, liquidations and sales of all or substantially all of its assets, pay dividends or incur indebtedness, subject to certain exceptions, without Westinghouse's consent.

TAX SHARING AGREEMENT

     Westinghouse, the Company and their respective subsidiaries will enter into a tax sharing agreement (the "Tax Sharing Agreement") that governs the allocation between Westinghouse and the Company of federal, state, local and foreign tax liabilities for taxable periods before and after the Distribution, and related matters such as the preparation and filing of tax returns and the conduct of audits and other tax proceedings. Generally, the Tax Sharing Agreement will provide that the Company will be responsible for, and will indemnify Westinghouse against, tax liabilities relating to the Industrial Business for taxable periods ending after the Distribution as well as tax liabilities, other than federal, state, local and foreign income taxes and transaction taxes resulting from the Restructuring, relating to the Industrial Business, including its assets, for taxable periods ending on or prior to the Distribution. Under the Tax Sharing Agreement, Westinghouse will generally receive the benefit from net operating loss carryforwards and will be responsible for, and will indemnify the Company against, federal, state, local and foreign income tax liabilities as well as transaction taxes resulting from the Restructuring for taxable periods ending on or prior to the Distribution.

     In addition, the Tax Sharing Agreement will provide that if, as a result of any event that is within the control of the Company or any of its subsidiaries or any other event related to the acquisition of the Company Common Stock, any taxes or other liability, costs or expenses are imposed on Westinghouse, any of its subsidiaries or any Westinghouse shareholder who receives Company Common Stock pursuant to the Distribution, which in either case, arises from the Distribution or transactions related to the Distribution, then the Company will be obligated to indemnify and hold harmless, on an after-tax basis, Westinghouse and the Westinghouse shareholders, as the case may be, with respect to any such taxes or other liability, costs or expenses.

     The Tax Sharing Agreement will also prohibit the Company from entering into certain transactions, undertaking certain issuances or redemptions of Company Common Stock, or disposing of certain of its businesses for a period of two years from the date of the Distribution in the absence of a prior opinion of counsel to Westinghouse or receipt of a ruling from the IRS, in either case to the effect that such act or event will not adversely affect the federal income tax consequences of the Distribution to Westinghouse, its shareholders who receive Company Common Stock pursuant to the Distribution, or the Company.

INTERIM SERVICES AGREEMENT

     Westinghouse and the Company will enter into an interim services agreement (the "Interim Services Agreement") prior to the Distribution Date under which each of Westinghouse and the Company will provide certain services on an interim basis to the other. The principal services to be provided by the Company to Westinghouse include: accounting, human resource administration, management information services and management support in the administration of environmental and litigation-related matters. The services will be provided for a term beginning on the Distribution Date and expiring on the earlier,
generally, of      years from the Distribution Date or      days following the
date on which the recipient of such services notifies the provider that no further services will be required. Each of Westinghouse and the Company will charge a fee for services provided to the other.

EMPLOYEE BENEFITS AGREEMENT

     General. Westinghouse and the Company will enter into an employee benefits agreement (the "Employee Benefits Agreement") prior to the Distribution Date that will allocate responsibility between the Company and Westinghouse for employee benefit liabilities relating to current and former employees and directors.

     In general, the Company will be responsible for employee benefit liabilities and obligations relating to the period before the Distribution Date with respect to Company employees, other than certain pension and postretirement liabilities. Westinghouse will retain responsibility for pension and postretirement liabilities relating to the period prior to the Distribution Date with respect to Company employees. Liabilities and obligations relating to the period after the Distribution Date with respect to active employees and directors, and their eligible dependents, generally will be the responsibility of the employing company.

     Notwithstanding this general allocation, the Company will be responsible for pre- and post-Distribution employee benefit liabilities and obligations relating to certain stand-alone employee pension and welfare benefit plans sponsored and maintained by subsidiaries or divisions that will be part of the Company. The Company is also considering, as part of the transfer of certain government contracts to the Company, assuming certain employee benefits liabilities and obligations for certain employees associated with Government Operations who currently participate in Westinghouse plans. Costs associated with these programs would continue to be reimbursed under government contracts. The Company will also assume responsibility for the Westinghouse Savings Program, as described below.

     It is anticipated that the Company will take, or cause to be taken, all necessary action to establish or assume on or about the Distribution Date plans to provide certain benefits to employees and/or directors as described below. Each such plan will be established subject to the Company's right to amend, terminate or suspend any such plan, or any of the benefits thereunder, at any time. The Company is currently evaluating alternative plan designs and structures for periods after the Distribution Date.

     Qualified Pension and Savings Plans. The Company will establish a qualified defined benefit pension plan for eligible Company employees. For an undetermined transition period, the benefits are expected generally to mirror those under the Westinghouse Pension Plan.

     The Company will take, or cause to be taken, all action necessary to assume the Westinghouse Savings Program effective on the Distribution Date. On or about January 1, 1998, account balances attributable to certain Westinghouse employees will be transferred to an appropriate savings program designated by Westinghouse.

     Executive Pension Plan. The Employee Benefits Agreement will also provide that the Company will take, or cause to be taken, all action necessary to establish and administer an executive pension plan to provide benefits to Company employees who, immediately prior to the Distribution Date, were participants in the Westinghouse Executive Pension Plan. For an undetermined transition period, benefits under the Company executive pension plan are expected generally to mirror those under the Westinghouse Executive Pension Plan.

     Health and Welfare Plans. The Company will take, or cause to be taken, all actions necessary to establish employee welfare benefit plans to provide benefits to eligible active Company employees. The Company generally will be responsible for all obligations and liabilities incurred by active employees and their dependents under these new plans after the Distribution Date. With certain exceptions, these plans are generally unfunded and, except for funds specifically related to plans for Company employees, Westinghouse will transfer no cash or other assets to the Company in connection with the Company's adoption of these plans, except for reserves and similar amounts specifically allocable to Company employees.

     Certain Executive and Director Benefits. For information regarding certain other executive and director benefits, see "Management--Company Directors' Compensation and Benefits," and "Executive Compensation--Company Compensation and Benefit Plans" and "--Treatment of Westinghouse Options and Other Benefits Following the Distribution."

     Employee Stock Plan. Under the Employee Benefits Agreement, it is anticipated that the Company will establish a plan pursuant to which after the Distribution Date, eligible employees of the Company and certain subsidiaries may purchase Company Common Stock from the Company through payroll deductions.

     Recognition of Service. In the Employee Benefits Agreement, Westinghouse and the Company will agree that with respect to individuals who, in connection with the Distribution, cease to be employees of Westinghouse or one of its retained subsidiaries, or directors of Westinghouse, and become employees of the Company or one of its subsidiaries, or directors of the Company, such cessation will not (including for benefit accrual purposes), in and of itself be deemed a termination of employment and service and, for purposes of Westinghouse employee and director plans, service will be deemed to cease when the individual ceases service with the Company. However, after the Distribution Date, Company Employees who were Westinghouse employees will be treated as having been separated from Westinghouse for purposes of initiating payouts of pre-Distribution deferrals under the Westinghouse deferral program, such Company Employees will not be eligible for reload options with respect to their Westinghouse stock options, and Westinghouse Employees will not be eligible for reload options with respect to their Company adjustment options. Also, for directors, such cessation of service on the Westinghouse Board on the Distribution Date will be deemed a termination of service for purposes of initiating payouts of directors' Westinghouse deferral accounts and payout of any Westinghouse Common Stock Equivalent account the director may have in the January following the Distribution Date.

SHARED TECHNOLOGY AGREEMENT

     Westinghouse and the Company will enter into a shared technology agreement (the "Shared Technology Agreement") providing for, among other things, the use of all know-how, inventions, discoveries, improvements, processes, trade secrets, licenses, confidential information, all computer software, programs, systems and codes and documentation relating thereto, and all databases, reference material and other material related thereto, by both Westinghouse and the Company which are utilized in both the Industrial Business and the Media Group. The Shared Technology Agreement will also provide for the use by each of the Company and Westinghouse of certain other shared assets relating to such shared technology.

INTELLECTUAL PROPERTY AGREEMENT

     Westinghouse and the Company will enter into an intellectual property agreement (the "Intellectual Property Agreement") providing for, among other things, the use of the Westinghouse(R) trademark and tradename, for a period of up to five years, by Westinghouse in connection with the Westinghouse Discontinued Operations.

INSURANCE AGREEMENT

     Westinghouse and the Company will enter into an insurance agreement (the "Insurance Agreement") providing for, among other things, appropriate independent coverage for both Westinghouse and the Company, each for its own account. Under the Insurance Agreement, the Company will be entitled to the benefit of certain insurance coverage under Westinghouse's historical policies, to the extent such insurance coverage existed, for claims relating to the ownership or operation of the Industrial Business, claims related to Divested Businesses prior to the Distribution Date and certain claims associated with the Westinghouse Discontinued Operations. The Insurance Agreement will also provide for procedures for the assertion and management of such claims, including provisions for reimbursement of costs and expenses.

OTHER AGREEMENTS

     The Company and Westinghouse also are expected to enter into certain other agreements that will serve to define various aspects of the relationship that will exist between the parties after the Distribution. None of these agreements, either alone or in the aggregate, is expected to materially affect the Company or its results of operations.

RELATIONSHIP BETWEEN THE COMPANY AND WESTINGHOUSE AFTER THE DISTRIBUTION

     After the Restructuring and Distribution, the Company and Westinghouse will operate independently of each other as separate public companies. Neither the Company nor Westinghouse will have any beneficial stock ownership interest in the other (although employee benefit plan trusts sponsored by Westinghouse and/ or certain of its subsidiaries will, in the near term hold Company Common Stock). Following the Distribution, each of Westinghouse and the Company will have a management organization with no overlaps and an independent Board of Directors. It is presently anticipated that Michael H. Jordan, currently the Chairman and Chief Executive Officer of Westinghouse, will serve as Non-Executive Chairman of the Company Board during a transition period that will expire no later than the date of the annual meeting of the Company's shareholders to be held in the spring of 2000. In addition, two of Westinghouse's current directors, Messrs. David T. McLaughlin and Richard R. Pivirotto, will serve as directors on the Company Board during the same transition period. However, Messrs. Jordan, McLaughlin and Pivirotto will constitute a minority of each of the Westinghouse Board and Company Board, respectively. Furthermore, no later than the date of the annual meeting of the Company's shareholders to be held in the spring of 2000, each of Messrs. Jordan, McLaughlin and Pivirotto will cease to be a director of one of the two companies. Messrs. Frank C. Carlucci, Robert E. Cawthorn, Gary M. Clark and David K.P. Li, currently directors of Westinghouse, will resign from the Westinghouse Board at the time of the Distribution and become directors of the Company. No member of Westinghouse's management will serve as an executive officer of the Company. Dr. Ernest H. Drew will be the Company's President and Chief Executive Officer and a director on the Company Board. Dr. Drew currently serves as the Chief Executive Officer of Westinghouse's Industries and Technology Group.

     Although Westinghouse and the Company will conduct their respective businesses independently following the Distribution, Westinghouse and the Company will enter into the agreements discussed above and certain other agreements to give effect to the Restructuring and Distribution and to define their ongoing relationship. Certain of these agreements will contain affirmative and restrictive undertakings by the Company with respect to its operations, including restrictions on the Company's ability to engage in certain "extraordinary transactions," pay dividends or incur indebtedness, subject to certain exceptions, without Westinghouse's consent. See "--Distribution Agreement."

                                CREDIT FACILITY

     Prior to the Distribution, the Company will enter into a credit facility
(the "Credit Facility") in the amount of $          . The Credit Facility will
be effective on the Distribution Date. The Credit Facility will be used to provide for working capital and other credit needs of the Company. The Credit Facility will be entered into pursuant to a credit agreement (the "Credit Agreement"), a copy of the form of which will be filed as an exhibit to the Registration Statement.

                                 CAPITALIZATION

     The following table, which is unaudited, sets forth, at March 31, 1997, the capitalization of the Company, as adjusted to reflect the Distribution and other pro forma adjustments, as if they occurred as of March 31, 1997. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Condensed Combined Financial Statements and notes thereto of the Company and the Unaudited Pro Forma Financial Statements included elsewhere herein. See "Index to Combined Financial Statements."

                                                                    AT MARCH 31, 1997
                                                      ----------------------------------------------
                                                       ACTUAL      ADJUSTMENTS           AS ADJUSTED
                                                      --------     -----------           -----------
                                                                  (DOLLARS IN MILLIONS)
Total Assets.......................................   $  4,535      $    (735)(1)(2)      $   3,800
                                                      ========      =========             =========
Short-term debt:
  Credit Facility..................................   $      5      $      --             $       5
  Other............................................         --             --                    --
                                                      --------     -----------           -----------
     Total Short-term debt.........................   $      5      $      --             $       5
                                                      ========      =========             =========
Long-term debt:
  Credit Facility..................................   $     --      $      --             $      --
  Other............................................         --             --                    --
                                                      --------     -----------           -----------
     Total Long-term debt..........................   $     --      $      --             $      --
                                                      ========      =========             =========
Shareholder's equity:
  Common Stock,          shares, par value $0.01
     per share authorized,           shares issued
     and outstanding (as adjusted)(3)..............   $             $                     $
  Paid-in capital..................................
  Invested Equity..................................      1,417           (735)(1)(2)            682
                                                      --------     -----------           -----------
     Total Shareholder's equity....................   $  1,417      $    (735)            $     682
                                                      ========      =========             =========

---------

(1) Accrued Restructuring. Pursuant to the terms of the Distribution Agreement, the Company will be reimbursed by Westinghouse for accrued liabilities associated with restructuring programs initiated prior to the Distribution Date that are unpaid at the Distribution Date. This entry recognizes an asset for the reimbursement of these accrued liabilities.

(2) Valuation Allowance. Income taxes recognized in the Company's Combined Financial Statements were prepared as if the Company continued to file a consolidated tax return with Westinghouse. However, subsequent to the Distribution, the Company will not be permitted to file a consolidated tax return with Westinghouse and Westinghouse will retain the U.S. federal net operating loss carryforwards generated by the Company. Therefore, the deferred tax assets associated with these net operating loss carryforwards will not be retained by the Company. Management has evaluated the potential for the Company to realize the remaining net deferred tax assets as a stand-alone entity on the basis of the criteria of SFAS No. 109, "Accounting for Income Taxes." Without relying on future taxable income, other than that which could be generated through tax planning strategies, management has determined that a valuation allowance may be required.

(3) See "Description of Capital Stock--Authorized Capital Stock."

                                    BUSINESS
GENERAL

     Following the Distribution, the Company will consist of the following operating businesses: Power Generation, Energy Systems and Government Operations. These businesses design, manufacture and service nuclear and fossil-fueled power generation equipment, supervise the removal of environmental hazards and the safe decommissioning of sophisticated nuclear and chemical defense systems, and manufacture and service controls for sophisticated industrial processes. The Company's long-term strategy will be to maintain its position as a technological leader in providing its products and services in its key market segments and to integrate the competitive strengths the Company has developed in each of these industrial business units to better serve its customers and to further develop new and emerging customer bases.

     POWER GENERATION

     The Company's Power Generation business unit designs, manufactures and services steam turbine-generators for nuclear and fossil-fueled power plants, combustion turbine-generators for natural gas and oil-fired power plants and constructs turn-key power plants worldwide. In addition to serving the electric utility industry, the business unit supplies, services and operates power plants for independent power producers and supplies power generation equipment and services to other non-utility customers. Growing demand for electrical energy has contributed to the business unit's growth. In 1996, the business unit was awarded orders for approximately 5,300 megawatts of new power generating capacity. In addition, Power Generation shipped more than 37 new combustion and steam turbine generators and 12 new power plants achieved commercial operation in 1996. The global market for new generating equipment over the next ten years is expected to be approximately 990 gigawatts, of which the domestic part is expected to be about 130 gigawatts, or 13%. Power Generation is an active participant in the development of emerging technologies which could impact the future power generation business.

     Power Generation designs and produces two basic power generation technologies. The first is a boiler/ steam plant, where fuel is burned in a boiler to create steam, which is then channelled to a steam turbine which in turn drives a generator. The fuel in this system is typically coal or oil, or the entire system may consist of a nuclear steam supply system to generate power. The Company provides steam turbines and generators for this type of plant. The second is known as a combustion turbine plant, where fuel is burned in a combustion turbine (or gas turbine) which drives a generator directly. The fuel used in this system is typically natural gas or light oil. The combustion and steam technologies come together in the combined cycle plant, whose high efficiency makes it the system of choice in many parts of the world. This power generation technology uses the heat exhaust from the combustion turbine captured in a boiler to generate steam which in turn drives a steam turbine and generator (creating a "combined" cycle). The Company supplies equipment for this type of plant and also supplies them on a full turn-key basis. The final power generation technology is the hydroelectric power plant, which captures energy from falling water to drive a generator. Currently, Power Generation only provides maintenance to generators for hydroelectric plants.

     The small units in the Power Generation product line are air-cooled; intermediate generators are hydrogen inner-cooled and the largest units consist of water inner-cooled stator coils and hydrogen inner-cooled rotor and ancillary components. Each generator line produced by Power Generation covers a megawatt range as a continuum rather than by individual steps, allowing a large number of turbine combinations to be accommodated in its present product line.

     At 300,000 megawatts, the Company's installed fleet is one of the largest in the world. Westinghouse provides extensive services to its customers in the areas of power plant maintenance, service and operation. During 1996, Power Generation provided complete operations and maintenance services to six power plants, earning performance-based bonuses at all six. A wide range of individual services are typically provided to the customer as a commercially or operationally bundled package. Individual services which are provided alone or in combination with others include, modernization and upgrade services, installation services, scheduled or unscheduled maintenance, plant operation, electrical systems services, electrical equipment field installation and repair, electrical and mechanical shop repair services, and energy management. Energy management refers to a range of new power electronics based products, whose aim is to improve significantly the capability of the bulk electricity transmission system and to improve power quality. The Company believes that the demand for these products will grow as the current series of technology demonstrators prove their worth.

     In 1996, in excess of 80% of Power Generation's new plant sales were outside of the United States, and over 65% of its dollar sales volume was outside the U.S. The Power Generation business unit conducts business in more than 50 different countries. In 1996, Power Generation's revenue breakdown was as follows: (i) 47% for services; (ii) 21% for new generation equipment; and
(iii) 32% for power plant projects. Approximately 85% of Power Generation's revenues are generated from sales to approximately 200 customers that purchase a significant amount of Power Generation products and services. Although in a single year an individual new plant customer order may account for 10% or more of sales, on a multi-year basis, no individual customer accounts for more than 4%.

     The U.S. electric utility industry is restructuring in response to a new competitive environment brought on by regulatory changes. The Company has a number of domestic and foreign competitors in the power generation industry, including General Electric Company, ABB Asea Brown Boveri Ltd. ("ABB"), Siemens A.G., GEC Alsthom and Mitsubishi Heavy Industries. Competitors with respect to service include those listed above, as well as smaller niche service providers. Power Generation attempts to distinguish itself from its competition on the basis of its enhanced competitive position in technology, product reliability, service capability, and worldwide presence. However, Power Generation is faced with risks in the markets in which it competes, including such risks as reduced opportunities for operating fleet products and services, continued softness in the domestic electric utility sector, and intense competition for new unit sales worldwide. The principal methods of competition are technology, product development and performance, responsiveness, customer service, pricing and financing.

     The Company's strategy for competing in the power generation industry is to strengthen its position as a multinational competitor by optimizing its leverage in the markets where it has a significant presence, to anticipate and adjust to the dynamic transitions occurring with the deregulation of the U.S. energy market and to identify and develop selected areas where emerging technologies will improve the Company's position in the current and future power generation markets. The Company will also continue its efforts to improve execution and cost effectiveness by manufacturing low-cost, on-time quality products and by instilling a performance-based culture at all the Power Generation facilities.

     The Company, through its four joint ventures with Shanghai Electric Corporation, the leading supplier of power generation equipment in China, plans to capitalize on its technological expertise and experience in the world's largest and fastest growing market. The Company's unique service joint venture with China's Ministry of Electric Power successfully completed its first plant modernization, opening opportunities for the Company to compete for additional projects throughout China. In addition to serving the domestic Chinese power generation market, the Company plans to make these Chinese joint ventures an important part of its global sourcing strategy, which may help the Company achieve cost improvements.

     At January 1, 1997, Power Generation had 8,343 full-time employees, 1,176 of which were affiliated with unions (386 in the U.S., 100 in Australia and 690 in Canada). The Power Generation business unit considers its relationship with its employees and these unions to be good.

     ENERGY SYSTEMS

     The Company's Energy Systems business unit serves the domestic and international electric power industry by supplying nuclear power plants, advanced nuclear plant designs and equipment, fuel and a wide range of other products and services to the owners and operators of commercial nuclear power plants. In addition, Energy Systems develops next generation nuclear plant designs which are expected to be applied to the new plant market in Asia, as well as managing major projects for nuclear plants upgrades and modernizations. The annual market which Energy Systems serves is $25 billion globally. Approximately 40% of the world's operating commercial nuclear power plants incorporate Energy Systems' technology.

     Through Energy Systems' Process Control Division ("PCD"), the Company provides distributed control, communications, data acquisition and information systems to power generation facilities (fossil and nuclear fueled), both to its Energy Systems and Power Generation customers, and to chemical processors, water and wastewater treatment facilities and the steel industry, as well as for other industrial applications. PCD's principal distributed control system, WDPF(R), allows operators of sophisticated industrial facilities to, on a real-time basis, monitor, evaluate and control the various stages of production or processing at such facilities. The Company has recently begun offering for distribution in 1998, the Ovation(TM) system, which is a state-of-the art distributed control system that makes process automation a transparent component of the customer's business information system and leverages rapid changes in information technology to provide customers with closer control of production processes and access to process data for economic decisions.

     In addition, through its Electromechanical Division ("EMD"), the Energy Systems business unit designs and manufacturers naval propulsion equipment for the U.S. Navy. EMD is the single source of supply to the U.S. Navy for reactor coolant pumps in all classes of its nuclear powered ships and for ship service electric generators in two classes of naval vessels.

     Energy Systems is also completing detailed design certification (final design approval is expected in the first quarter of 1998) and first of a kind engineering in the joint development of the next generation of light water nuclear reactors, known as the AP600 (the "AP600 Project"), with the DOE providing the major portion of the funding. In addition to the DOE, The Electric Power Research Institute, sixteen domestic utilities and 22 foreign countries support the design efforts of the AP600 Project.

     Energy Systems is the original designer of 50 of the 109 operating nuclear power plants in the U.S. and 82 of the 432 operating nuclear power plants around the world. In addition, licensees of Energy Systems' nuclear power plant designs have built an additional 83 nuclear power plants worldwide. Energy System's status as the original designer and its technological knowledge and problem solving capabilities (related to its role as plant designer and original equipment designer) gives the business unit a competitive advantage in providing fuel fabrication and operating power plant services with respect to these nuclear power plants.

     In the market for operating nuclear power plant services, Energy Systems supplies a wide range of operating plant services, ranging from performance-based maintenance programs, including operational and safety upgrades (primarily for units originally designed by the Company) to new products and services that enhance plant performance. Energy Systems also sells project management and engineering services, field repair and maintenance services, replacement equipment and spare parts to operators of existing nuclear power plants (typically electric utility companies) on a worldwide basis.

     In the nuclear fuel fabrication market, Energy Systems provides nuclear fuel assemblies for use in pressurized water reactors to operators of existing nuclear power plants, where it believes it is the second largest global supplier in terms of annual production volume. Energy Systems has active technology and manufacturing licenses with several other manufacturers, including British Nuclear Fuels, Ltd.("BNFL"), Mitsubishi Heavy Industries, Mitsubishi Nuclear Fuel and ENUSA (Spain), and provides fuel components and manufacturing technology to other manufacturers such as Korea Nuclear Fuel. Furthermore, Energy Systems participates in the European nuclear fuel market through an alliance known as the European Fuel Group, which includes both BNFL and ENUSA.

     The Company's strategy is to use its technological expertise and experience to maintain its market share in the domestic nuclear fuel and operating nuclear power plant service markets and to focus on specific international opportunities that offer Energy Systems an opportunity to exploit its technical expertise and service strengths in the fuel and operating nuclear power plant service markets. For example, the Company was the first U.S. company to provide upgrade services to a nuclear power plant designed by the former Soviet Union, and continues to provide these services with a view to expanding its operating plant services in this market by providing fuel upgrades and maintenance to additional Soviet-designed plants in Eastern Europe and the former Soviet republics. In addition, the Company anticipates receiving final design approval of the AP600 Program in 1998 and, if permitted under U.S. law, plans to aggressively market this new passive light water reactor in favorable overseas markets such as China and Hungary. In addition to the AP600, the Company has developed both the Advanced Pressurized Water Reactor ("APWR") and the Chinese

Pressurized Water Reactor ("CPWR") 1000 nuclear plant models. Discussions are active in Japan and China respectively, for these models. An APWR nuclear plant is planned to be built in Japan with a target startup date of 2007. The Company expects have a major role in the supply of components and engineering to this project. The CPWR 1000 nuclear plant design is positioned for implementation in China, subject to the listing of U.S. government restrictioins relating to the export of nuclear technology equipment. In some instances, the business unit's ability to participate in these markets is limited by U.S. government restrictions relating to the export of nuclear technology equipment. See "The Transactions--Investment Considerations--Industrial Company Risks--Government Regulation of the Nuclear Industry."

     The Company's strategy with respect to the PCD is to leverage the capabilities of its new Ovation(TM) control system to increase its competitiveness and the scope of system capability that PCD offers; to expand the service business by offering a full range of contract services for the installed base and new systems; and to increase the emphasis on the fast-growing market for process control software. The Company also plans to expand its strong competitive position in the rapidly expanding Asian power markets, where the Company has been providing its products and service for over 30 years, and where it recently entered into a strategic joint venture (with the approval of the government of the People's Republic of China) in Shanghai ("Shanghai Westinghouse Control Systems Company Ltd.") in which it holds a 50% non-controlling interest, and a joint venture in India ("Westinghouse Electric Private Ltd."). In addition, the Company plans to extend PCD's strong competitive position in Europe and the Middle East.

     Energy Systems' products and equipment are highly engineered and serve critical safety and operational missions in its customers' nuclear power plants. Additionally, the value associated with maintaining high power plant capacity factors make the engineering, field maintenance and repair services provided by Energy Systems important to nuclear power plant economics. Thus, Energy Systems attempts to compete on the basis of product performance, service, net value to the customer, and best match to customer needs, rather than directly on price.

     The Company's major competitors in the market for operating nuclear power plant services are nuclear power plant designers and builders such as Siemens A.G., Framatome, S.A., ABB, General Electric and large engineering and construction firms such as Bechtel. Competitors in the market for nuclear fuel fabrication services include the pressurized water reactors' nuclear plant designers and builders mentioned above, as well as other countries' indigenous nuclear fuel manufacturers such as Japan Nuclear Fuel and NFI (Japan).

     The Company believes it is the largest single supplier in the U.S. for operating nuclear power plant services. In addition, the worldwide nuclear industry is a mature business with intense competition. Other broad scale competitors have protected home markets and can use that advantage to penetrate the U.S. market and to prevent the Company from entering their home markets. The absence of a market for new nuclear plants in the U.S. makes competing in the non U.S. new-plant market more challenging. See "The Transactions--Investment Considerations--Industrial Company Risks."

     Competitors of the Company in the distributed control systems market include Honeywell, Elsag Bailey, Siebe plc (Foxboro), ABB and Siemens, as well as several smaller niche providers. The top five suppliers mentioned above account for approximately 75% of the total domestic business for distributed control systems.

     The Company has an installed base of over 1,000 control systems worldwide. PCD currently has contracts with approximately 200 different customers, with projects ranging from the design and installation of control systems valued at well over $50 million to numerous smaller aftermarket service and upgrade contracts.

     Energy Systems also engages in two businesses that are highly dependent upon U.S. government revenues. EMD designs and manufactures machinery such as electrical motors and pumps under contract with the U.S. Navy, providing a significant portion of EMD's revenues. EMD has maintained a contractual relationship with the U.S. Navy for over 40 years, is one of a limited number of manufacturers with the capability and experience to fulfill these orders and has a strong backlog of orders under several different contracts. Additionally, the DOE provides a significant amount of external funding to support the AP600 Program. The AP600 Program has been under way since 1990 and is scheduled for completion in 1999. The funding for the AP600 Program has been appropriated for fiscal year 1997. See "The Transac-tions--Investment Considerations--Industrial Company Risks--Dependence on Government Funding and Government Contracts."

     The Company's fuel fabrication and operating nuclear plant services that it provides to operating nuclear power plants are both largely dependent on scheduled "outages" at operating nuclear power plants, which typically occur every 12 to 18 months, during which time these nuclear power plants replace fuel assembles and perform ordinary operational service and maintenance. Most of Energy System's business in the nuclear power plant service market is seasonal, as most of the outages are scheduled at operating nuclear power plants in the spring and fall during the utility's low demand period.

     At January 1, 1997, Energy Systems had 6,849 full-time employees, 950 of which were affiliated with unions. The Energy Systems business unit believes its relationship with its employees and these unions are good.

     GOVERNMENT OPERATIONS

     The Company's Government Operations business unit provides management services for certain government-owned facilities under contracts with the DOE and DOD, management of nuclear reactor programs for the U.S. Navy and management of a chemical agent destruction program for the DOD.

     Government Operations manages three government-owned facilities under contracts with the DOE: the Savannah River site, the West Valley Demonstration Project, and the Waste Isolation Pilot Plant. These contracts typically have a five-year term, including a five-year renewal option at the discretion of the DOE. The contracts for the West Valley Demonstration Project, Waste Isolation Pilot Plant and Savannah River are up for renewal in 1999, 2000 and 2001, respectively. In addition, Safe Sites of Colorado, LLC, an entity in which the Company owns a 65% interest, performs environmental cleanup and nuclear waste management services under a major subcontract with Kaiser-Hill at the DOE Rocky Flats facility. This subcontract was awarded in May 1995 and has a three-year term with two one-year renewal options. The principal mission at these sites is waste management, environmental cleanup and the safe management of the nation's nuclear materials inventory. In March 1996, the Company was awarded a nine-year DOD contract to destroy chemical weapons at the Anniston Chemical Agent Disposal Facility in Anniston, Alabama. In addition, the Company recently entered the DOE National Laboratories market when it was awarded a contract for nuclear maintenance planning and control at the Los Alamos National Laboratory in New Mexico. The federal government reserves the right to terminate these contracts for convenience.

     Government Operations' work for the U.S. Navy includes new ship reactor plants and advanced designs, training and fleet support. Government Operations also provides nuclear and technical support services to the government-funded U.S. naval nuclear reactors programs through the Bettis Atomic Power Laboratory, the Plant Apparatus Division and the Machinery Apparatus Operation Division. The contract at the Bettis Atomic Power Laboratory is up for renewal in 1998. The U.S. Navy has made a recommendation to the DOE that Government Operations continue as the sole source of management services for the U.S. Navy at this facility. In December 1995, Westinghouse announced the closing of its Machinery Technology Division due to the loss of the prime contract with the U.S. Navy.

     Governmental Operations also provides canisters to store fissile material, chemical agents and spent nuclear fuel. In May 1997, Government Operations, in coordination with the Energy Systems business unit, was awarded a contract with Consumers Energy Company to supply canister-based spent nuclear fuel dry storage and transportation systems. The Company believes that the market for cannisters for storage of fissile material, chemical agents and spent nuclear fuel is growing and that opportunities exist for additional business. Government Operations is also manufacturing 24,000 canisters to store and transport dismantled Russian nuclear weapons components. In addition, Government Operations, along with Energy Systems, participates in the emerging reactor decommissioning market.

     The Company plans to continue its strategy of providing high-quality service at these government-owned facilities where it has traditionally maintained a strong competitive position due to its technological expertise and superior safety and service record. In addition, the Company is exploring strategic opportunities at privately owned facilities where the Company's technology and government remediation management experience provide a competitive advantage.

     Competition for services provided by businesses in the Government Operations segment is based on safety, price, technology preference, environmental experience and performance reputation. The Company primarily competes in the market for DOE operation and management contracts with companies such as Lockheed Martin, Bechtel, Fluor/Daniel, Babcock and Wilcox, Duke Power Company, Allied-Signal Inc., Mason Hanger, as well as other smaller competitors. The Company's competition in the chemical demilitarization projects with the DOD include Raytheon Corporation and EG&G.

     At January 1, 1997, Government Operations managed government sites where approximately 16,825 people were employed. Salary, benefits and other costs for substantially all of these employees are fully reimbursed through the appropriate government contact. Of these employees, approximately 564 had union affiliations (primarily non-exempt salaried employees). The Government Operations business unit believes its relationship with these unions is good.

RAW MATERIALS

     The Company has experienced no significant difficulty with respect to sources and availability of raw materials essential to its businesses.

INTELLECTUAL PROPERTY RIGHTS

     In connection with the Distribution, Westinghouse will transfer to the Company all patents and patent applications, all trademarks and tradenames and all rights under intellectual property licensing agreements in the United States and other countries that, taken together, are of material importance to the Industrial Business. Such intellectual property rights, in the judgment of the Company, will be adequate for the conduct of its business.

BACKLOG

     Customer backlog of firm orders for the Company was $5,464 million and $5,291 million at December 31, 1996 and 1995, respectively. Of the 1996 backlog $3,218 million is expected to be liquidated after 1997.

     Backlog by business segment is as follows:

     Backlog for Power Generation at December 31, 1996 and 1995 was $2,788 million and $2,610 million, respectively. Backlog of $1,105 million is expected to be liquidated after 1997.

     Backlog for Energy Systems at December 31, 1996 and 1995 was $2,626 million and $2,595 million, respectively. Backlog of $2,108 million is expected to be liquidated after 1997.

     Backlog for Government Operations at December 31, 1996 and 1995 was $16 million and $39 million, respectively. Backlog of $2 million is expected to be liquidated after 1997.

     Also included in backlog at December 31, 1996 and 1995 was $34 million and $47 million, respectively, attributable to Corporate & Other. This backlog primarily relate to research activities for outside customers.

RESEARCH AND DEVELOPMENT

     See Note 18 to the Combined Financial Statements included in this Information Statement for information with respect to research and development.

EMPLOYEES

     At January 1, 1997, the Company employed approximately 16,643 employees and managed approximately 16,825 employees at sites operated for the U.S. government.

ENVIRONMENTAL MATTERS

     Compliance with federal, state and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations and technology, the adequacy of information available for individual sites, the extended time periods over which site remediation occurs, and the identification of new sites.

     In connection with the Distribution, the Company will assume responsibility for Westinghouse's obligations at sites located throughout the country with regard to remedial actions under federal and state Superfund laws, where Westinghouse has been named a potentially responsible party (PRP). At many of these sites, the Company is either not a responsible party or its site involvement is very limited. However, the Company may have varying degrees of cleanup responsibilities at approximately 75 sites. Management believes that any liability incurred for cleanup at these sites will be satisfied over a number of years and, in many cases, the costs will be shared with other responsible parties. These sites include certain sites for which the Company, as part of an agreement for sale, has retained obligations for remediation of environmental contamination and for other Comprehensive Environmental Response Compensation and Liability Act issues. The Company also has or will have responsibilities for environmental closure activities or decommissioning of nuclear licensed sites. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management reasonably believes, based on its best estimate, that the Company has adequately provided for its present environmental obligations and that complying with existing government regulations will not materially impact the Company's financial position, liquidity or results of operations. However, there can be no assurance that the Company's present environmental obligations and compliance with existing government regulations will not have a material adverse effect on the Company's profitability, financial position or results of operations. See "The Transactions--Investment Considerations--Environmental Matters."

GOVERNMENTAL REGULATIONS

     In addition to environmental laws and regulations, federal government contractors, including the Company, are subject to extensive regulation under the Federal Acquisition Regulation and numerous statutes which deal with the accuracy of cost and pricing information furnished to the government, the allocability of costs charged to the government, the conditions under which contracts may be modified or terminated, and other similar matters. Various aspects of the Company's operations are subject to audit by agencies of the federal government in connection with its performance of work under such contracts as well as its submission of bids or proposals to the government. Failure to comply with contract provisions or other applicable requirements may result in termination of the contract, the imposition of civil and criminal penalties against the Company, or the suspension or debarment of all or a part of the Company from federal government work, which could have a material adverse impact upon the Company's future financial condition and results of operations. Among the reasons for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs. Some state and local governments have similar suspension and debarment laws or regulations.

     The operating nuclear plant and fuel fabrication businesses, as well as the management services the Company provides through Government Operations are also subject to the extensive governmental regulation. Regulations applicable to the Company's operations include those dealing with packaging, handling, labeling and routing of radioactive materials, and prescribe detailed safety and equipment standards and requirements for training, quality control and insurance, among other matters. Employee safety and health standards under the Occupational Safety & Health Act of 1970 are also applicable.

     In general, nuclear incidents at nuclear power plants are covered under insurance carried by and provided for operators of the nuclear plants. Nuclear incidents are those, defined under the Price Anderson Amendments to the Atomic Energy Act of 1954 ("Price Anderson"), in which third party injury and/or off-site property damage caused by radiation exposure is potentially created. Under the nuclear "facility form" insurance policy, carried by all U.S. commercial nuclear utilities as required by Price Anderson, coverage for such nuclear incidents is extended to contractors, such as the Company, performing work at the nuclear plants under the omnibus insured provisions of the policy. The existing nuclear insurance carriers, comprised of a pool of domestic and mutual insurers, currently provide coverage for up to $200 million per site in claims. Also pursuant to Price Anderson, additional coverage for a potential nuclear incident at a nuclear plant is provided through a secondary level resource pool contributed to by all nuclear utilities, resulting in approximately $9 billion in additional coverage per nuclear incident. The Company also maintains its own "facility form" insurance coverage, currently in an amount of up to $160 million, for its facilities at which activities involving radioactive materials are conducted. Under the laws of certain foreign countries in which the Company conducts business, the operator of a nuclear reactor is exclusively liable, irrespective of fault, for damages caused as a result of operation of a nuclear reactor. Contractors of the reactor operator are generally not liable for damages under the laws of these countries.

PROPERTIES

     The Company's headquarters is located in Pittsburgh, Pennsylvania at a site owned by the Company. The Company and its operating subsidiaries own approximately 95 operating plants and other properties with a total approximate area of 14 million square feet and lease approximately 200 facilities with a total approximate area of 5 million square feet, which include other manufacturing facilities, warehouses, stores and offices. The Company believes that the properties material to its operations are well maintained and are in good operating condition.

LEGAL PROCEEDINGS

     The Company will assume responsibility for a number of lawsuits brought against Westinghouse including the legal proceedings described below.

     Westinghouse has been defending various lawsuits brought by utilities claiming a substantial amount of damages in connection with alleged tube degradation in steam generators sold by Energy Systems as components of nuclear steam supply systems. In connection with the Restructuring and Distribution, the Company will indemnify Westinghouse against any losses arising out of the settlement agreements and litigation relating to these steam generator lawsuits. Since 1993, settlement agreements have been entered resolving ten litigation claims. These agreements generally will require the Company to provide certain products and services at prices discounted at varying rates. In addition, there are currently six tolling agreements with utilities or utility plant owners' groups.

     In connection with the Restructuring and the Distribution, the Company will assume responsibility for a lawsuit brought in February 1996, against Westinghouse in the United States District Court for the District of New Jersey by Public Service Electric & Gas Company, PECO Energy Company, Atlantic City Electric Company and Delaware Power & Light Company, the owners of the Salem Generating Station. This lawsuit alleges counts under the Racketeer Influenced and Corrupt Organization Act for fraud and negligent misrepresentation and for breach of contract in connection with the Company's supply of steam generators and for service orders in 1993 and 1995 related to these steam generators. The parties are currently engaged in discovery.

     In connection with the Restructuring and Distribution, the Company will assume responsibility for numerous lawsuits in which Westinghouse is named as a defendant claiming various asbestos-related personal injuries, which allegedly occurred from use or inclusion of asbestos in certain of Westinghouse's products, generally in the pre-1970 time period. Typically, these lawsuits are brought against multiple defendants. Westinghouse was neither a manufacturer nor a producer of asbestos and often times these lawsuits are dismissed on this basis. At March 31, 1997, approximately 101,000 claims were outstanding. In court actions that have been resolved, Westinghouse has prevailed in the vast majority of asbestos claims and has resolved others through settlement. As a result of insurance settlements entered into by Westinghouse relating to toxic tort matters, the Company will be reimbursed from but only to the extent of, the proceeds of such insurance settlements. Currently the Company is reimbursed for a substantial portion of its costs and settlements. There can be no assurance that the Company will be able to reasonably estimate costs associated with future unasserted asbestos-related claims.

     In addition, the Company will assume responsibility for Westinghouse's obligations in connection with an August 1988 complaint filed by the Pennsylvania Department of Environmental Protection (the "PADEP") alleging violations of the Pennsylvania Clean Streams Law at the Company's former Gettysburg, Pennsylvania elevator plant. The PADEP requested that the Environmental Hearing Board assess a penalty in the amount of $9 million. In November 1996, the Environmental Hearing Board assessed a civil penalty of approximately $5.5 million. Westinghouse timely filed an appeal with the Commonwealth Court.

     Litigation is inherently uncertain and always difficult to predict. Substantial damages are sought in certain pending cases and although management believes a significant adverse judgment is unlikely, any such judgment could have a material adverse effect on the Company's results of operations for a quarter or a year. However, based on its understanding and evaluation of the relevant facts and circumstances, management believes that the Company has meritorious defenses to the litigation and that the Company has adequately provided for costs arising from potential settlement of these matters when in the best interest of the Company. Management believes that the existing litigation should not have a material adverse effect on the financial condition of the Company. See "--Environmental Matters."

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

     The selected historical combined financial data at March 31, 1997 and for the three months ended March 31, 1997 and March 31, 1996 presented below have been derived from and should be read in conjunction with the unaudited condensed combined financial statements included elsewhere in this Information Statement. The unaudited interim data reflects in the opinion of the Company's management all adjustments considered necessary for a fair presentation of results of such interim period. Results for unaudited interim periods are not necessarily indicative of results which may be expected for any other interim or annual period. The selected historical combined financial data at December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 presented below have been derived from and should be read in conjunction with the audited combined financial statements and notes thereto of the Company included elsewhere in this Information Statement. The selected historical combined financial data at December 31, 1994, 1993 and 1992, and for each of the years in the two-year period ended December 31, 1993, have been derived from unaudited combined financial statements of the Company.

                                        THREE MONTHS
                                           ENDED
                                          MARCH 31                     YEAR ENDED DECEMBER 31
                                       --------------    ---------------------------------------------------
                                       1997     1996      1996       1995       1994       1993       1992
                                       -----    -----    -------    -------    -------    -------    -------
                                        (UNAUDITED)      (IN MILLIONS)
STATEMENT OF INCOME DATA:
Sales of products and services......   $ 650    $ 670    $ 3,467    $ 3,434    $ 3,530    $ 3,775    $ 3,832
Restructuring, litigation and other
  matters...........................      --     (578)      (888)      (294)       (21)      (378)        --
Operating profit (loss).............    (123)    (679)      (890)      (280)        71       (159)       284
Other income and expenses, net......      (6)    (151)      (140)       (13)      (155)      (116)       (23)
Income (loss) before income taxes
  and minority interest.............    (129)    (831)    (1,031)      (295)       (92)      (284)       249
Income tax benefit (expense)........      49      299        370         97         19         16       (108)
Cumulative effect of changes in
  accounting principles.............      --       --         --         --         --        (52)        --
Net income (loss)...................     (80)    (533)      (665)      (202)       (77)      (324)       136

                                                                              AT DECEMBER 31
                                                            ---------------------------------------------------
                                                             1996       1995       1994       1993       1992
                                                            -------    -------    -------    -------    -------
                                     AT MARCH 31, 1997
                                    --------------------
                                        (UNAUDITED)                            (IN MILLIONS)
BALANCE SHEET DATA:
Total assets.....................          $4,535           $ 4,541    $ 3,843    $ 3,801    $ 3,574    $ 3,157
Total debt.......................               5                 6          9         12         21          7
Shareholder's equity.............           1,417             1,109      1,541      1,722      1,343      1,460

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following selected unaudited pro forma combined financial data are derived from the unaudited pro forma combined financial statements included elsewhere in this Information Statement and should be read in conjunction therewith and with the related notes thereto. These selected unaudited pro forma combined financial data were prepared by the Company to illustrate the estimated effects of the Distribution described in the notes to the pro forma combined financial statements as if they had occurred as of January 1, 1996 with respect to the statement of income data and at March 31, 1997 with respect to the balance sheet data.

     These selected unaudited pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position of the Company had the Distribution occurred as of the dates indicated or of the results that may be obtained in the future. See "Unaudited Pro Forma Combined Financial Statements."

                                                              THREE MONTHS ENDED       YEAR ENDED
                                                                MARCH 31, 1997      DECEMBER 31, 1996
                                                              ------------------    -----------------
                                                              (IN MILLIONS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENT OF INCOME DATA:
Sales of products and services.............................          $650                $ 3,467
Restructuring, litigation and other matters................            --                   (888)
Operating loss.............................................           (98)                  (790)
Other income and expenses, net.............................            (6)                  (140)
Interest expense...........................................            (5)                   (21)
Loss before income taxes and minority interests............          (109)                  (951)
Income tax expense.........................................            (9)                   (40)
Net loss...................................................          (118)                  (995)
                                                                   ------                -------
Loss per common share(1)...................................          $                   $
                                                              ===============       =============

                                                                                       AT
                                                                                 MARCH 31, 1997
                                                                                 --------------
                                                                                 (IN MILLIONS)
PRO FORMA COMBINED BALANCE SHEET DATA:
Total assets..................................................................       $3,800
Total debt....................................................................            5
Shareholder's equity..........................................................          682

---------

(1) Pro forma loss per share has been calculated assuming        shares of
    Company Common Stock were outstanding. This is based on the number of outstanding shares of Westinghouse Common Stock at the close of business on the Distribution Record Date and the Distribution Ratio.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     In November 1996, Westinghouse Electric Corporation ("Westinghouse") announced that its Board of Directors had conditionally approved a plan for a strategic restructuring whereby Westinghouse would separate its media and industrial businesses into two separate publicly traded companies. The Westinghouse Board of Directors modified the separation plan in June 1997 such that the industrial businesses would consist primarily of the manufacturing and services businesses for the nuclear and fossil-fueled power generation industry and the government operations business.

     Westinghouse plans to separate its industrial businesses by way of a tax-free dividend to shareholders (the "Distribution"), forming a publicly traded company called Westinghouse Electric Company (the "Company"). The Company, currently a wholly owned subsidiary of Westinghouse, was incorporated in 1997.

     Westinghouse will effect a series of asset and stock transfers and liability assumptions among itself and its subsidiaries (the "Restructuring") in order to separate Westinghouse's industrial business from its media businesses and Thermo King business unit. In connection with the Restructuring, Westinghouse and its subsidiaries will transfer to the Company all of the assets and liabilities related to the Power Generation, Energy Systems, and Government Operations business units. Additionally, the Company will receive and assume responsibility for assets and liabilities, including environmental and litigation-related liabilities, associated with Westinghouse's divested businesses, other than those businesses classified as discontinued operations by Westinghouse (the "Divested Businesses"), and asbestos and other toxic tort litigation-related liabilities. Westinghouse will retain pension and postretirement liabilities, as of the date of the Distribution (the "Distribution Date"), for certain employees of both Westinghouse's industrial business and Divested Businesses as well as certain income tax benefits of the Company.

     Upon completion of the Restructuring and subject to the satisfaction of all the conditions to the Distribution, Westinghouse will distribute to each holder of record of Westinghouse common stock at the Distribution record date, certificates representing a specific number of shares of Company common stock based on a ratio to be determined, and cash in lieu of any fractional shares of Company common stock.

     Completion of the Restructuring and Distribution is subject to a number of conditions, including receipt of a favorable ruling from the Internal Revenue Service that the transaction will not be taxable for U.S. federal income tax purposes to Westinghouse or its shareholders, a credit facility being in place, and the registration statement of which this Information Statement is a part being declared effective.

     The Company conducts its operations through three major business segments--Power Generation, Energy Systems, and Government Operations. The Company's two largest segments, Power Generation and Energy Systems, have been unfavorably affected in recent years by the uncertainties caused by deregulation of the U.S. utility industry and price compression globally. Sixty-two percent of the Company's sales in 1996 were to the utility segment. In the United States, new power generation capacity additions have been modest. In addition, pressures on utilities to reduce spending for capital improvements and minimize outages for nuclear and fossil-fueled plants have adversely impacted the U.S. market. Internationally, new capacity additions are growing, but price compression continues to impact profitability.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEARS ENDED DECEMBER 31, 1995 AND 1994

RESULTS OF OPERATIONS

     The Company reported net losses of $665 million in 1996, $202 million in 1995, and $77 million in 1994. On a pro forma basis the net loss for 1996 would have been $995 million. See Unaudited Pro Forma Combined Statement of Income and Notes thereto. To a large extent, the Company's losses are attributable to its efforts to streamline its businesses and resolve various litigation and other matters. Excluding these special charges, the Company's three major business segments reported operating profit of $90 million in 1996 compared to $113 million in 1995 and $215 million in 1994. Operating profit generated by the businesses was also offset by corporate headquarters costs.

     The special charges included in the Company's results of operations are summarized in the following table:

                                                                        YEAR ENDED DECEMBER 31
                                                                       ------------------------
IMPACT OF SPECIAL CHARGES (IN MILLIONS)                                 1996      1995     1994
                                                                       ------     ----     ----
Restructuring.......................................................   $  210     $ 58     $ 21
Litigation matters..................................................      458      236       --
Impairment of assets................................................       15       --       --
Environmental remediation activities................................      175       --       --
Other...............................................................       30       --       --
                                                                       ------     ----     ----
  Total impact on operating profit..................................      888      294       21
                                                                       ------     ----     ----
Pension settlement loss.............................................       --       --      138
Loss on assets held for sale........................................      152       --       --
                                                                       ------     ----     ----
  Total impact on other income and expenses.........................      152       --      138
                                                                       ------     ----     ----
Total pre-tax impact................................................   $1,040     $294     $159
                                                                       ======     ====     ====
After-tax impact....................................................   $  676     $191     $103
                                                                       ======     ====     ====

     Summarized below are the Company's results for the last three years by business segment.

                                                                                                  OPERATING PROFIT (LOSS)
                                                                                                         EXCLUDING
                                         SALES OF PRODUCTS                                            SPECIAL CHARGES
                                            AND SERVICES             OPERATING PROFIT (LOSS)      -----------------------
                                     --------------------------      -----------------------
                                                                                                  YEAR ENDED DECEMBER 31
                                       YEAR ENDED DECEMBER 31        YEAR ENDED DECEMBER 31
                                     --------------------------      -----------------------      -----------------------
SEGMENT RESULTS (IN MILLIONS)         1996      1995      1994       1996     1995     1994       1996     1995     1994
                                     ------    ------    ------      -----    -----    -----      -----    -----    -----
Power Generation..................   $2,172    $1,718    $1,630      $ (75)   $ (57)   $  82      $ (2)    $(29)    $ 77
                                     ------    ------    ------      -----    -----    -----      -----    -----    -----
Energy Systems....................    1,234     1,369     1,364        (30)     114      114        94      130      140
Other Energy Systems..............     (172)     (138)     (149)      (362)    (305)     (79)      (73)     (69)     (79)
                                     ------    ------    ------      -----    -----    -----      -----    -----    -----
Energy Systems, net...............    1,062     1,231     1,215       (392)    (191)      35        21       61       61
                                     ------    ------    ------      -----    -----    -----      -----    -----    -----
Government Operations.............      121       155       133         63       81       77        71       81       77
Corporate & Other.................      149       360       598       (486)    (113)    (123)      (92)     (99)    (123)
Intersegment sales................      (37)      (30)      (46)        --       --       --        --       --       --
                                     ------    ------    ------      -----    -----    -----      -----    -----    -----
Total.............................   $3,467    $3,434    $3,530      $(890)   $(280)   $  71      $ (2)    $ 14     $ 92
                                     ======    ======    ======      ======   ======   ======     =====    =====    =====

  POWER GENERATION

     Power Generation sales were $2,172 million in 1996, a 26% increase from 1995. This sales increase resulted primarily from greater volume for combustion and steam turbines and large projects, particularly in the international market. In addition, slightly higher service volume contributed to the sales increase. Sales for 1995 increased 5% over 1994 levels due to increased volume for combustion and steam turbines.

     Power Generation's operating loss for 1996 included $68 million for restructuring costs related to the separation of approximately 900 employees and the closing of a manufacturing plant and $5 million for litigation matters. The operating loss for 1995 included $28 million for restructuring activities while 1994's results included a favorable adjustment of $5 million for a modification of previous restructuring plans.

     Excluding the impact of these special items, the 1996 operating loss improved $27 million to a loss of $2 million; the operating loss in 1995 represents a profit decline of $106 million to a loss of $29 million compared to 1994. A shift in product mix from higher margin service and parts sales to lower margin new apparatus and project sales has depressed profits in recent years. Service and parts sales were unfavorably affected by a combination of improved equipment reliability and deferral of maintenance by utilities. The severe price compression experienced in 1995 in the new apparatus business moderated in 1996. The reduced service and parts volume combined with the price compression on new apparatus more than offset the cost improvements made as a result of restructuring activities. Power Generation continues to respond to these significant market pressures through aggressive cost reduction measures in both direct product cost and overhead.

     Power Generation orders of $2.5 billion for 1996 were slightly higher than 1995. The focus on international orders has grown dramatically over the last several years. In 1996, nearly 65% of new orders originated outside the United States. Backlog was $2.8 billion at the end of 1996 compared to $2.5 billion at year-end 1995.

  ENERGY SYSTEMS

     Energy Systems sales were $1,234 million in 1996, a 10% decrease from 1995. Sales remained constant from 1994 to 1995. The decrease in sales in 1996 was due primarily to lower parts and service volume associated with utilities' spring power plant outages and a decline in simulator sales.

     The operating loss for 1996 included $113 million for restructuring activities, including the separation of approximately 1,200 employees, and $11 million for environmental remediation activities. Operating profit for 1995 and 1994 included $16 million and $26 million, respectively, for restructuring activities. Excluding restructuring and other special charges in all years, 1996 operating profit of $94 million declined 28%, or $36 million, from 1995. This decrease in 1996 operating profit was primarily the result of the lower volume from power plant outages and a reduced level of income from new plant project completions. Operating profit decreased 7% to $130 million in 1995 compared to 1994, primarily due to lower licensee income. Cost savings from restructuring activities have been partially offset by price compression.

     Energy Systems orders were approximately $1.2 billion for both 1996 and 1995 and $1.3 billion in 1994 reflecting continued strong demand despite operating in a declining market. Year-end backlog remained stable at approximately $2.6 billion for both 1996 and 1995.

     In the first quarter of 1997, the Company recognized a $49 million adjustment to both sales and operating profit following a comprehensive reevaluation of the work scope and costs to complete a complex international nuclear project begun in 1993. Although this $352 million contract remains profitable, management determined that the Company's profit on the contract will be less than originally estimated.

  OTHER ENERGY SYSTEMS

     Other Energy Systems reflects activities related to uranium, steam generator, and certain other litigation matters involving products sold by Energy Systems and includes legal fees, estimated losses for settlements, and customer discounts. The results for Energy Systems and any other business supplying products or services under settlement agreements are presented as if the sales had been made at normal commercial rates. Other Energy Systems operating losses excluding special charges primarily represent discounts from commercial prices on goods and services supplied under previous settlement arrangements when discounted prices exceed costs These discounts in 1996, 1995, and 1994 totalled $73 million, $69 million, and $79 million, respectively. Settlements in recent years are anticipated to increase the amount of these discounts for the next five years, with the peak expected in 1997. Special charges for litigation matters reflect estimated losses on settlements in which the discounts exceed profit margins. In 1996 and 1995, special charges of $289 million and $236 million, respectively, were recognized for estimated costs in excess of discounted prices related to these litigation matters.

  GOVERNMENT OPERATIONS

     Government Operations supplies nuclear services to the U.S. Department of Energy (DOE), U.S. Army, and the U.S. Navy nuclear reactors program. Sales in 1996 decreased 22% from 1995 due to the loss of a U.S. Navy engineering contract and reduced government spending. The lost revenue from the U.S. Navy engineering contract was partially replaced by a new five-year contract with the U.S. Army for a chemical demilitarization project and a one-year contract for the nuclear maintenance planning and control activities at a DOE laboratory. In August 1996, Government Operations was also awarded the DOE's Savannah River contract for an additional five-year period. The loss of the maintenance and operations contract for the DOE's Hanford, Washington, site did not materially impact results in 1996 although future results will be adversely affected.

     Sales for the management of government sites were strong for 1995, with sales up 17% compared to 1994. Benefits from the DOE's new performance based contracts were partially offset by the loss of a management contract at a DOE facility in Idaho.

     The Company intends to aggressively pursue retention of its current government contracts and to bid for sites not currently managed by the Company. This has resulted in increased bid and proposal costs, particularly in 1996.

     The 1996 operating profit included $8 million for restructuring activities related to the separation of approximately 30 employees associated with terminated contracts. Excluding the restructuring charge, operating profit decreased 12% to $71 million in 1996 compared to 1995. Operating profit for 1995 increased 5% to $81 million compared to 1994 as a result of the new DOE performance based contracts, partially offset by the loss of operating profit from the Idaho DOE facility.

  CORPORATE & OTHER

     Corporate & Other includes corporate activities that are managed for the benefit of the entire Company and the results of operations for the Company's non-strategic and divested businesses. The decline in revenues over the last three years generally reflects divestitures of non-strategic businesses. During 1996, the Company completed the sale of Wittnauer International, Inc., a previously identified non-strategic business. In 1995, several other non-strategic businesses were sold and a plant in Virginia was closed. Two other non-strategic businesses were divested in 1994.

     Included in the operating loss for 1996 is $21 million for restructuring costs, $164 million for environmental remediation activities related primarily to businesses previously divested, $164 million for litigation contingencies, $15 million for asset impairment, and $30 million for other matters. Included in the 1995 operating loss was $14 million for restructuring.

     Corporate costs excluding special charges decreased over the last three years reflecting the benefits of the Company's restructuring activities. Further downsizing of the corporate functions is expected prior to the Distribution to size the headquarters activities appropriately for the new company. The magnitude of this restructuring has not yet been determined.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     At the time of the Distribution, the Company will establish defined benefit pension and postretirement benefit plans for U.S. employees who previously participated in plans sponsored by Westinghouse. For an undetermined transition period, the benefits under the Company's plans are expected generally to mirror those under the Westinghouse plans. Although the benefits would generally be the same, the Company's net periodic pension and postretirement benefit costs following the Distribution are expected to decrease by approximately $100 million per year generally to the level of the current service cost. Any payments for benefits earned through the Distribution Date under the Westinghouse U.S. pension and postretirement benefit plans, including those for the Company's active employees, will remain the financial responsibility of Westinghouse. The Company will be responsible for the payment of benefits earned after the Distribution Date.

RESTRUCTURING OF OPERATIONS

     The Company is committed to strengthening its businesses and improving its profitability through restructuring actions ranging from changes in business and product-line strategies to downsizing for process reengineering and productivity improvements. To the extent possible, the Company is committed to reducing its workforce through normal attrition. See Note 17 to the Combined Financial Statements.

     During the last three years, restructuring programs were initiated at several of the Company's major businesses as well as at the Westinghouse corporate headquarters. The corporate restructuring costs included in the financial statements reflect the Company's share of the total cost incurred by Westinghouse for the corporate downsizing programs. Both the Energy Systems and Power Generation businesses have identified initiatives in an effort to remain competitive in light of a reduction in the demand for services and intense pricing pressures. Restructuring actions, including downsizing the corporate headquarters, have resulted in the recognition of restructuring costs net of adjustments of prior plans totaling $210 million in 1996, $58 million in 1995, and $21 million in 1994. In addition, the Company's restructuring activities contributed to a high level of lump sum distributions from the Westinghouse pension fund during 1994, which resulted in a pension settlement charge to the Company that year of $138 million.

     The most significant cost component of the Company's restructuring plans generally involves the elimination of positions and the separation of employees. Approximately 3,600 positions were eliminated during the last three years resulting in employee separation costs totaling $267 million, including pension and postretirement curtailment costs. Other cost elements of these plans consisted of asset writedowns of $24 million and costs for facility closure or rationalization of $16 million. As of December 31, 1996, cash expenditures totalled $88 million for implementation of these plans. Cash expenditures of $125 million and $6 million are projected for 1997 and 1998, respectively. Employee separation costs generally are paid over a period of up to two years following their separation. The Company will be reimbursed by Westinghouse for accrued liabilities associated with restructuring programs initiated prior to the Distribution that are unpaid at the Distribution Date.

     The annual savings expected from these restructuring initiatives approximates $76 million for the 1996 plan, $28 million for the 1995 plan, and $35 million for the 1994 plan. Cost savings realized approximated $70 million in 1996 and $40 million in 1995. The previously announced closing of a major plant included in the plans is scheduled to occur later in 1997; therefore, the full benefit from these plans will not be realized until 1998. Competitive pressures causing price compression in certain of the Company's markets have absorbed a significant portion of the savings achieved through restructuring actions, particularly at its Power Generation and Energy Systems businesses.

     Cost reduction initiatives are undertaken when the expected benefits are substantial in relation to the cost of the programs and are realizable in the near term. The Company expects to continue to implement restructuring initiatives as competitive conditions dictate in an ongoing effort to reduce its overall cost structure and improve its competitiveness and profitability.

OTHER INCOME AND EXPENSES

     Year-to-year fluctuations in other income and expenses reflect various one-time events. Other expense, net of other income, of $140 million was recorded in 1996 compared to $13 million in 1995 and $155 million in 1994.

     In 1996, the net expense included an estimated loss of $152 million resulting from a decision to sell certain miscellaneous non-strategic assets. A $5 million gain from the sale of equity investments partially offset this loss.

     For 1994, the net expense of $155 million consisted primarily of the $138 million charge for settlement of a portion of the Company's pension obligation as discussed in Note 3 to the Combined Financial Statements. The Company also recorded a $17 million provision for the estimated loss on disposition of non-strategic businesses to reflect changes in estimates related to previous divestiture decisions.

INCOME TAXES

     The Company recognized income tax benefits of $370 million in 1996, $97 million in 1995, and $19 million in 1994. The Company's effective tax rate was 35.9% in 1996, 32.9% in 1995, and 20.7% in 1994 which differs from the statutory tax rate of 35% as set forth in the reconciliation included in Note 5 to the Combined Financial Statements.

     The net deferred tax asset at December 31, 1996, totalled $1,102 million. The temporary differences that give rise to deferred income taxes are shown in the Deferred Income Taxes by Source table in Note 5 to the Combined Financial Statements.

     The two significant sources of the net deferred tax asset are (i) the tax effect of net operating loss carryforwards of $826 million and (ii) the tax effect of cumulative net temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes representing future net income tax deductions. Of the net temporary difference of $2,457 million, approximately $2,396 million relates to reserves for restructuring, litigation, and other matters, $109 million relates to long-term contracts, and $73 million relates to obligations for postretirement and postemployment benefits. These are partially offset by temporary differences of approximately $232 million related to tax depreciation in excess of book depreciation and $32 million related to a net pension asset.

     Deferred tax assets associated with the Company's net operating loss carryforwards for U.S. federal income tax purposes totalling $289 million have been recognized in the balance sheet because these benefits are expected to be realized by Westinghouse. However, in connection with the Distribution, these deferred tax assets will be retained by Westinghouse. Realization of the remaining net deferred tax asset of $813 million will be reevaluated at the time of the Distribution. If this reevaluation had occurred at December 31, 1996, without relying on future taxable income other than that which could be generated through tax planning strategies, a valuation allowance of approximately $500 million would have been required. In the aggregate these adjustments would have reduced the net deferred tax asset and total shareholder's equity at December 31, 1996 by approximately $800 million. If no incremental deferred tax assets had been recorded in 1996, the net loss would have increased by approximately $400 million.

     The following table shows a reconciliation of the loss before income taxes to the taxable loss:

     Reconciliation of Pre-Tax Loss to U.S. Federal Taxable Loss (in millions)

                                                                      YEAR ENDED DECEMBER 31
                                                                    ---------------------------
                                                                     1996       1995      1994
                                                                    -------     -----     -----
    Pre-tax loss.................................................   $(1,031)    $(295)    $ (92)
                                                                    -------     -----     -----
    Permanent differences:
      Foreign and Puerto Rico....................................       (67)      (87)      (48)
      State income tax...........................................       110        30        12
      Other......................................................       (70)       (3)      (19)
                                                                    -------     -----     -----
    Net permanent differences....................................       (27)      (60)      (55)
                                                                    -------     -----     -----
    Temporary differences:
      Long-term contracts........................................      (117)      (25)      (73)
      Depreciation...............................................       (26)       34        39
      Provision for restructuring and other actions..............       737        14         6
      Other......................................................       312       (48)       37
                                                                    -------     -----     -----
    Net temporary differences....................................       906       (25)        9
                                                                    -------     -----     -----
    U.S. federal taxable loss....................................   $  (152)    $(380)    $(138)
                                                                    =======     =====     =====

LIQUIDITY AND CAPITAL RESOURCES

  OVERVIEW

     The Company's liquidity has been managed by Westinghouse on a consolidated basis with its other businesses. The discussion below focuses on the impact of the Company's transactions as reflected in the combined financial statements.

     The Company's operating businesses have in the past and are expected to continue to generate cash that can be used for growth of those businesses as well as to satisfy the non-debt obligations assumed by the Company, including environmental and litigation liabilities. Certain non-strategic assets, such as surplus properties, will continue to be monetized. As of the Distribution Date, the Company will be essentially debt free. Future cash requirements in excess cash generated by the operating businesses and by sales of non-strategic assets are expected to be provided by bank borrowings. The reduction of the non-debt obligations over the next several years will enable the Company to focus on additional business opportunities.

     Management expects that the Company will have sufficient liquidity to meet ordinary future business needs and meet requirements to satisfy non-debt obligations. Sources of liquidity generally available to the Company will include cash from operations, cash and cash equivalents, cash from sales of non-strategic assets, availability under its credit facility, borrowings from other sources, including funds from the capital markets, and the issuance of additional capital stock. Historically, Westinghouse has provided the Company with support in several areas, including standing as the source of credit for performance and surety bonds, letters of credit and other forms of security which are often required for large projects in which the Company participates. After the Distribution, the Company will have to rely upon its own credit as a stand-alone entity in securing these items.

     Following the Distribution, Westinghouse and the Company will conduct their respective businesses independently. However, Westinghouse and the Company will enter into certain agreements to give effect to the Restructuring and Distribution and to define their ongoing relationship. In connection with the Company's assumption of liabilities, certain of these agreements will contain affirmative and restrictive undertakings by the Company which will restrict the Company's ability to engage in certain "extraordinary transactions," pay dividends or incur indebtedness, subject to certain exceptions, without Westinghouse's consent.

  OPERATING ACTIVITIES

     The Company's operating activities used $75 million of cash in 1996 compared to $12 million of cash generated in 1995. In 1994, operating activities used $331 million.

     Working capital requirements, particularly for the Power Generation business unit, have increased in recent years. In the last two years, the Company has been successful in its efforts to reduce customer receivables. However, customers continue to demand more favorable payment terms under major contracts, particularly for power generation equipment. As a result, a significant use of operating cash in the last three years involved an increase in the Company's investment in long-term contracts. The Company continues to focus on minimizing its investment in long-term contracts.

     Reported earnings in recent years reflect a variety of special charges as the Company took actions to streamline its businesses and address litigation and other matters. Significant timing differences can result between when the costs are recognized as a charge to income and when cash outflows are required. The Company's operating cash flows have been unfavorably affected by cash outflows for restructuring programs, environmental obligations, and litigation settlements, and this unfavorable impact will continue in future years.

     In connection with the Restructuring and Distribution, the Company will assume various environmental, litigation, and other obligations related to its current businesses and to certain previously divested businesses. One of these obligations arose from customer claims in connection with products sold by the Company's Energy Systems business. Settlement agreements with customers generally provide for sales of products and services at discounted prices. These discounts are expected to reduce the Company's operating cash flows primarily over the next nine years by an amount of less than $200 million in 1997 and by a declining amount in subsequent years. This amount includes discounts that exceed profit margins as well as those that provide for some amount of profit, although at a reduced level. Environmental and other non-debt obligations assumed by the Company, which totalled approximately $800 million at December 31, 1996, are expected to be paid over periods up to 30 years, with the majority of the cash expenditures occurring over the next ten years.

  INVESTING ACTIVITIES

     Investing activities used $117 million of cash in 1996, $82 million in 1995, and $68 million in 1994. Capital expenditures generally represent the primary requirement for cash investment and approximate $100 million per year depending on specific business needs. Actual capital expenditures totalled $75 million in 1996, $124 million in 1995, and $110 million in 1994. Business acquisitions required the use of $71 million in 1996 and $40 million in 1995 as the Company invested in various smaller businesses and several joint ventures, primarily in China, to enhance the Company's market penetration. Business divestitures and monetization of other non-strategic assets generated $29 million in 1996, $82 million in 1995, and $42 million in 1994. Monetization of non-strategic assets is expected to continue as the Company focuses its business strategies and liquidates surplus properties.

  FINANCING ACTIVITIES

     Financing activities generally consisted of cash transfers between the Company and Westinghouse. In 1996 and 1995, Westinghouse provided $199 million and $21 million, respectively, to the Company. A net transfer to the Company in 1994 of $473 million reflects the additional working capital requirements of the Company's businesses as well as expenditures for prior-year restructuring programs.

     Immediately after the Distribution, the Company will be essentially debt free. Following the Distribution, cash requirements in excess of cash generated by the Company's businesses are expected to be provided by bank borrowings. The Company does not currently anticipate paying cash dividends on common stock.

  REVOLVING CREDIT FACILITY

     In connection with the Distribution, the Company expects to arrange a credit facility to be effective as of the Distribution Date. The credit facility will be used to meet the Company's working capital and other credit needs following the Distribution.

  HEDGING ACTIVITIES

     The Company continually monitors its economic exposure to changes in foreign exchange rates and enters into foreign exchange forward or option contracts to hedge its transaction exposure when appropriate. As a result, the Company's unhedged foreign exchange exposure is not significant. See note 14 to the financial statements. Furthermore, changes in foreign exchange rates, whether favorable or unfavorable, are not expected to have a significant impact on the Company's financial results or operating activities.

     With respect to the Company's operations in highly inflationary and unstable economies that are accounted for in accordance with SFAS No. 52, "Foreign Currency Translation," the combined total sales for those operations were less than 0.5% of the Company's sales for 1996.

ENVIRONMENTAL MATTERS

     Compliance with federal, state and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes, and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations and technology, the adequacy of information available for individual sites, the extended time periods over which site remediation occurs, and the identification of new sites. See Note 14 to the Combined Financial Statements. In connection with the Distribution, the Company will assume all of the environmental liabilities associated with its current businesses as well as those related to certain Westinghouse businesses that were previously divested.

     In the second quarter of 1996, the Company and its external consultants completed a study to evaluate the environmental remediation strategies. Based on the costs associated with the most probable alternative remediation strategy for each of its approximately 75 sites, the Company has an accrued liability of $359 million. This amount includes $175 million that was recognized in the second quarter of 1996. Depending on the remediation alternatives ultimately selected, the costs related to these sites could differ from the amounts currently accrued. The accrued liability, measured in current dollars, includes $261 million for site investigation and remediation and $98 million for post-closure and monitoring activities. Management anticipates that the majority of expenditures for site investigation and remediation will occur during the next five to ten years. Expenditures for post-closure and monitoring activities will be made over periods up to 30 years. The Company recognizes changes in estimates as new remediation requirements are defined or as more information becomes available.

     Annual environmental costs include approximately $6 million for estimated future environmental closure costs at operating sites and approximately $5 million related to current management of hazardous waste and pollutants. Capital expenditures for environmental compliance, which totalled $5 million in 1996, may vary from year to year.

     Management believes, based on its best estimate, that the Company has adequately provided for its present environmental obligations and that complying with existing government regulations will not materially impact the Company's financial position, liquidity or results of operations.

LEGAL MATTERS

     In connection with the Restructuring and Distribution, the Company will assume responsibility for legal matters associated with its current businesses as well as those related to various Westinghouse industrial businesses that were previously divested. The Company is defending a number of lawsuits on various matters. See Note 14 to the Combined Financial Statements. The Company recorded special charges for litigation matters during 1996 and 1995 of $458 million and $236 million, respectively. These amounts represent management's best estimate of incremental costs associated with potential settlements.

     Since 1993, agreements have been reached to resolve ten litigation claims in connection with alleged tube degradation in steam generators sold by Energy Systems as components for nuclear steam supply systems. These agreements generally require the Company to provide certain products and services at prices discounted at varying rates. Certain of these discounts will impact future operating results primarily over the next nine years.

     The Company will assume responsibility for numerous lawsuits claiming various asbestos-related personal injuries. Westinghouse was neither a manufacturer nor a producer of asbestos and oftentimes these lawsuits are dismissed on this basis. In previous court actions resolved, Westinghouse has prevailed in the vast majority of these claims and has resolved others through settlement. A substantial portion of the current costs and settlements are reimbursed through insurance carriers. The Company has provided for its share of estimated costs associated with outstanding claims; however, it cannot reasonably estimate costs for unasserted asbestos claims.

     Litigation is inherently uncertain and always difficult to predict. Substantial damages are sought in certain of the pending cases assumed by the Company and, although management believes a significant adverse judgment is unlikely, any such judgment could have a material adverse effect on the Company's results of operations for a quarter or a year. However, based on its understanding and evaluation of the relevant facts and circumstances, management believes that the Company has meritorious defenses to the litigation referenced in Note 14 to the Combined Financial Statements and that the Company has adequately provided for costs arising from potential settlement of these matters when in the best interest of the Company. Management believes that the existing litigation should not have a material adverse effect on the financial condition of the Company.

THREE MONTHS ENDED MARCH 31, 1997, COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

RESULTS OF OPERATIONS

     The Company reported a net loss of $80 million for the first quarter of 1997, compared to a net loss of $533 million for the 1996 first quarter. On a pro forma basis the net loss for the first quarter of 1997 would have been $118 million. See Unaudited Pro Forma Combined Statement of Income and Notes thereto. Results for the 1996 quarter included a number of special charges: $75 million for restructuring, $458 for litigation matters, and $45 million for impairment of assets and other matters, all of which were included in operating profit, and $152 million for the anticipated loss on assets held for sale which was included in other income and expense. No special charges were recognized in the first quarter of 1997. Excluding the 1996 special charges, the first quarter 1996 net loss was $65 million.

     The Company's sales decreased $20 million, or 3%, for the first quarter of 1997 compared to the 1996 first quarter. The improvements achieved by Power Generation were essentially offset by lower sales from Energy Systems, Government Operations and certain miscellaneous non-strategic businesses that were divested in 1996. The operating loss for the Company for the first quarter of 1997 increased from the first quarter of 1996 excluding special charges in the 1996 first quarter. The Company's first quarter 1997 sales and operating profit for Energy Systems were both reduced by $49 million for a change in the estimated cost to complete a complex international power project, as discussed below. Government Operations' results declined for the first quarter of 1997 compared to 1996 due to the loss of a DOE contract in 1996.

     Summarized below are the Company's results for the three months ended March 31, 1997 and 1996 by business segment.

     Segment Results (in millions) (unaudited)

                                                                                                OPERATING
                                                SALES OF                                      PROFIT (LOSS)
                                              PRODUCTS AND              OPERATING               EXCLUDING
                                                SERVICES              PROFIT (LOSS)          SPECIAL CHARGES
                                             ---------------         ---------------         ---------------
                                              THREE MONTHS            THREE MONTHS            THREE MONTHS
                                             ENDED MARCH 31          ENDED MARCH 31          ENDED MARCH 31
                                             ---------------         ---------------         ---------------
                                             1997      1996          1997      1996          1997      1996
                                             -----     -----         -----     -----         -----     -----
Power Generation..........................   $474      $433          $ (39)    $(117)        $ (39)    $ (62)
                                             -----     -----         -----     -----         -----     -----
Energy Systems............................    187       231            (60)      (26)          (60)       (5)
Other Energy Systems......................    (51)      (50)           (17)     (306)          (17)      (17)
                                             -----     -----         -----     -----         -----     -----
Energy Systems, net.......................    136       181            (77)     (332)          (77)      (22)
                                             -----     -----         -----     -----         -----     -----
Government Operations.....................     23        25             10        18            10        18
Corporate & Other.........................     23        39            (17)     (248)          (17)      (35)
Intersegment Sales........................     (6)       (8)            --        --            --        --
                                             -----     -----         -----     -----         -----     -----
Total.....................................   $650      $670          $(123)    $(679)        $(123)    $(101)
                                             =====     =====         ======    ======        ======    ======

  POWER GENERATION

     Power Generation's orders for the first quarter of 1997 decreased $269 million, or 55%, compared to the first quarter of 1996. Delays in the closing of certain international project orders was the primary cause of the decreased order level. Also, the 1996 first quarter contained a number of large international and domestic orders.

     Revenues in Power Generation increased $41 million, or 9%, for the first quarter of 1997 compared to the same period last year. Higher service sales was the primary reason for this revenue increase. The operating loss declined 37% excluding a $50 million restructuring charge and a $5 million litigation charge recognized in the first quarter of 1996. This improvement reflects higher service revenues and cost reductions from restructuring activities.

  ENERGY SYSTEMS

     Energy Systems' sales and operating profit decreased for the first quarter of 1997 compared to the first quarter of 1996. Sales decreased $44 million, or 19%, for the first quarter of 1997 compared to the same period last year, while the operating loss increased $55 million for the same period excluding last year's $21 million restructuring charge. The primary reason for the decrease in sales and operating profit for the period was a $49 million adjustment to both sales and operating profit following a comprehensive reevaluation of the work scope and costs to complete a complex international nuclear project begun in 1993. Although this $352 million contract remains profitable, management has determined that the Company's profit will be less than originally estimated. Orders for the quarter were down 24%, primarily due to a large fuel reload order in the first quarter of 1996.

  OTHER ENERGY SYSTEMS

     Discounts on prior litigation settlements, which are reflected in the Other Energy Systems operating loss excluding special charges, were flat for first quarters of 1997 and 1996. A special charge of $289 million was recognized in the first quarter of 1996 for estimated losses associated with potential litigation settlements.

  GOVERNMENT OPERATIONS

     Revenues for the first quarter of 1997 were down 8% and operating profit was down $8 million, or 44%, compared to the first quarter of 1996. The decline in sales and operating profit reflects the loss of a DOE contract at Hanford, Washington, in late 1996. The decline in sales was partially offset by increased sales with no profit mark-up to a partner at the DOE Savannah River site.

  CORPORATE & OTHER

     Sales for the first quarter of 1997 were down 41% due primarily to the 1996 sale of several non-strategic businesses. The operating loss excluding the first quarter 1996 special charges of $213 million for restructuring, litigation and other matters decreased, reflecting reduced operating costs for corporate headquarters. Some benefits from past restructuring activities are apparent although further downsizing is expected prior to the Distribution to size the headquarters appropriately for the new company.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     At the time of the Distribution, the Company will establish defined benefit pension and postretirement benefit plans for U.S. employees who previously participated in plans sponsored by Westinghouse. For an undetermined transition period, the benefits under the Company's plans are expected generally to mirror those under the Westinghouse plans. Although the benefits would generally be the same, the Company's net periodic pension and postretirement benefit costs following the Distribution are expected to decrease by approximately $100 million per year generally to the level of the current service cost. Any payments for benefits earned through the Distribution Date under the Westinghouse U.S. pension and postretirement benefit plans, including those for the Company's active employees, will remain the financial responsibility of Westinghouse. The Company will be responsible for the payment of benefits earned after the Distribution Date.

RESTRUCTURING OF OPERATIONS

     In recent years, restructuring programs were initiated at several of the Company's major businesses as well as at the Westinghouse corporate headquarters in an effort to reduce costs and remain competitive. Restructuring activities primarily involve the separation of employees, the closing of facilities, the termination of leases, and the exiting of product lines. Costs for restructuring activities are limited to incremental costs that directly result from the restructuring activities and that provide no future benefit to the Company.

     In 1996, management approved new restructuring projects with costs totaling $210 million primarily for consolidation of facilities and the separation of employees. As of March 31, 1997, $117 million had been expended on the 1996 programs, $85 million of which was cash. Future cash expenditures for these programs are estimated to approximate $68 million for the remainder of 1997, and $7 million for 1998 and beyond. The Company will be reimbursed by Westinghouse for accrued liabilities associated with restructuring programs initiated prior to the Distribution that are unpaid at the Distribution Date.

     In addition to the reserves established in 1996, restructuring reserves were established in 1994 and 1995. The employee separations included in the 1994 plan are complete. The employee separations included in the

1995 plan, which generally are tied to a plant closing, are 85% complete with the remainder of separations to occur during 1997. Remaining total costs under this plan of approximately $7 million represent primarily cash expenditures, all of which will occur in 1997.

     Cost reduction initiatives are undertaken when the expected benefits are substantial in relation to the cost of the programs and are realizable in the near term. The Company expects to continue to identify restructuring initiatives at its business units and its corporate headquarters in an ongoing effort to reduce its overall cost structure and improve competitiveness and profitability. Further actions are anticipated later in 1997.

OTHER INCOME AND EXPENSES

     Other income and expenses for the first quarter of 1997 was net expense of $6 million compared to net expense of $151 million for the first quarter of 1996. During the first quarter of 1996, a comprehensive review was undertaken to identify non-strategic assets. A charge of $152 million was recognized during the quarter for losses expected to be realized upon sale of those assets.

INCOME TAXES

     The Company's effective income tax rate for the first quarter of 1997 and 1996 was a benefit of 38.0% and 36.0%, respectively.

     At March 31, 1997, the Company had recorded net deferred income tax benefits totaling $1,153 million compared to $1,102 million at December 31, 1996. As a result of these net deferred income tax benefits, cash payments for federal income taxes are minimal. Deferred tax assets associated with the Company's net operating loss carryforwards for U.S. federal income tax purposes totalling $329 million have been recognized in the balance sheet because these benefits are expected to be realized by Westinghouse. However, in connection with the Distribution, these deferred tax assets will be retained by Westinghouse. Realization of the remaining net deferred tax asset of $824 million will be reevaluated at the time of the Distribution. If this reevaluation had occurred at March 31, 1997, without relying on future taxable income other than that which could be generated through tax planning strategies, a valuation allowance of approximately $500 million would have been required. In the aggregate these adjustments would have reduced the net deferred tax asset and total shareholder's equity at March 31, 1997 by approximately $800 million. If no incremental deferred tax assets had been recorded in the first quarter of 1994, the net loss for the three months ended on March 31, 1997 would have increased by approximately $50 million.

LIQUIDITY AND CAPITAL RESOURCES

  OVERVIEW

     The Company's liquidity has been managed by Westinghouse on a consolidated basis with its other businesses. The discussion below focuses on the impact of the Company's transactions as reflected in the condensed combined financial statements.

  OPERATING ACTIVITIES

     The Company's operating activities used $416 million during the first three months of 1997 compared to $414 million during the first three months of 1996. Generally, the first quarter cash flows reflect increased investments in long-term contracts, including higher inventory levels, as well as reductions in accounts payable. Operating cash flows for the first quarter of both years include cash outflows for restructuring costs and to satisfy non-debt obligations primarily related to litigation and environmental matters.

  INVESTING ACTIVITIES

     Investing activities used $14 million of cash during the first quarter of 1997 compared to $26 million during the first quarter of 1996. Capital expenditures, which approximate $100 million per year, were $14 million in the 1997 quarter compared to $16 million in the 1996 quarter. The 1996 first quarter also included $10 million for the Company's investment in its Chinese joint ventures.

  FINANCING ACTIVITIES

     Cash to support the Company's operating and investing activities generally has been provided by Westinghouse. During the first quarter of 1997, Westinghouse provided $391 million compared to $384 million during the first quarter of 1996. The Company's cash requirements generally peak at the end of the first quarter and decline later in the year. Following the Distribution, these cash requirements are expected to be provided through a bank credit facility.

LEGAL, ENVIRONMENTAL AND OTHER MATTERS

     Over the past several years, Westinghouse has addressed a variety of legal, environmental, and other matters related to the Company's current operations as well as to previously divested businesses. In connection with the Restructuring and Distribution, the Company will assume various litigation and environmental liabilities See Note 8 to the Condensed Combined Financial Statements. The costs associated with resolving these matters are recognized in the period in which the costs are deemed probable and can be reasonably estimated. Management believes that the Company has adequately provided for the estimated costs of resolving these matters.

                                   MANAGEMENT
DIRECTORS

     Upon completion of the Distribution, it is anticipated that the Company Board will consist of the following persons. Additional individuals may be identified who will join the Company Board after the Distribution. The following table sets forth information as to those persons who are currently expected to become directors of the Company at the time of the Distribution.

        NAME             AGE                      POSITION
---------------------    ---     -------------------------------------------
Michael H. Jordan        61      Non-Executive Chairman
                                 Director, President and Chief Executive
Ernest H. Drew           60      Officer
Frank C. Carlucci        66      Director
Robert E. Cawthorn       61      Director
Gary M. Clark            61      Director
David K.P. Li            58      Director
David T. McLaughlin      65      Director
Richard R. Pivirotto     67      Director

     MICHAEL H. JORDAN. Since 1993, Mr. Jordan has been the chairman and chief executive officer of Westinghouse. From 1974 to 1992, Mr. Jordan held various management positions with PepsiCo, Inc., a beverage, snack food and restaurant company, retiring as chairman of the PepsiCo International Foods and Beverages Division in 1992. From 1992 until June 1993, he was a partner with Clayton, Dubilier & Rice, Inc., a private investment firm. In addition to being a member of the Westinghouse Board, Mr. Jordan is a director of Dell Computer Corporation, The College Fund/UNCF and Aetna Life and Casualty Company. He also serves as a member of President Clinton's Export Council and, in May 1996, was elected chairman of the U.S.-Japan Business Council. He is also a member of the Board of Trustees for the Museum of Television and Radio.

     ERNEST H. DREW. Dr. Drew became the chief executive officer of Westinghouse's Industries and Technology Group in July of 1997, and will be the president and chief executive officer of the Company upon consummation of the Distribution. Prior to joining Westinghouse, Dr. Drew served as a member of the Board of Management of Hoechst AG, a chemical and pharmaceutical company, from January 1995 to June 1997. From 1988 to December 1994, Dr. Drew was president and chief executive officer of Hoechst Celanese Corporation. Dr. Drew is a director of Public Service Enterprise Group and Thomas & Betts Corporation. He also is a member of the Board of Trustees of Drew University, Hampton University and the Woodrow Wilson Foundation.

     FRANK C. CARLUCCI. In 1989, Mr. Carlucci joined The Carlyle Group, a Washington-based merchant bank, as vice chairman and became its chairman in 1993. He served the United States government in various capacities, including Secretary of Defense from 1987 to 1989 and Assistant to the President for National Security Affairs from 1986 to 1987. Mr. Carlucci is a director of Ashland Oil, Inc., BDM International, Inc., Kaman Corporation, Neurogen Corporation, Quaker Oats Company, Northern Telecom, Ltd., Pharmacia & Upjohn Inc., General Dynamics Corporation, SunResorts Ltd., N.V. and Texas Biotechnology Corporation. Mr. Carlucci, currently a director of Westinghouse, will resign from the Westinghouse Board at the time of the Distribution.

     ROBERT E. CAWTHORN. Mr. Cawthorn was chief executive officer of Rhone-Poulenc Rorer Inc. from 1985 to 1995 and chairman from 1989 to 1996. Upon his retirement as chairman in May 1996, Mr. Cawthorn was elected chairman emeritus of Rhone-Poulenc Rorer Inc. In January 1997, Mr. Cawthorn joined DLJ Merchant Banking Partners, L.P. as managing director, Global Health Care Partners. Mr. Cawthorn is a director of Rhone-Poulenc Rorer Inc., Sun Company and the Vanguard Group of Investment Companies. Mr. Cawthorn, currently a director of Westinghouse, will resign from the Westinghouse Board at the time of the Distribution.

     GARY M. CLARK. Mr. Clark, who joined Westinghouse in 1957, served as president from January 1993 to September 1997 and as a director of Westinghouse since 1993. In addition, he was named vice chairman of Westinghouse in November 1996. From January 1993 to June 1993, Mr. Clark served as interim chief executive officer of Westinghouse. After holding various management posts with Westinghouse, he was named executive vice president of the industries group in 1988, and appointed executive vice president of industries and corporate resources in 1991. Mr. Clark is a director of The Western Pennsylvania Healthcare Systems, Inc., the Manufacturers' Alliance for Productivity and Innovation, Inc. and the National Association of Manufacturers. Mr. Clark, currently a director of Westinghouse, will resign from the Westinghouse Board at the time of the Distribution.

     DAVID K.P. LI. Dr. Li joined The Bank of East Asia, Limited in 1969 as chief accountant. He held a number of management positions and was appointed chief executive in 1981. In January 1995, Dr. Li was named deputy chairman and chief executive and in April 1997, he was named chairman and chief executive. Dr. Li is a director of The Bank of East Asia, Limited, Campbell Soup Company, Dow Jones & Company, Inc., Hong Kong Telecommunications Limited, South China Morning Post (Holdings) Limited and Sime Darby Berhad. Dr. Li, currently a director of Westinghouse, will resign from the Westinghouse Board at the time of the Distribution.

     DAVID T. MCLAUGHLIN. From 1987 until July 1997, Mr. McLaughlin served as chairman of The Aspen Institute and, from 1988 to July 1997 also served as its president and chief executive officer. Upon his retirement from the Aspen Institute in July 1997, Mr. McLaughlin was named president emeritus. From 1970 to 1981, Mr. McLaughlin served in various management roles at The Toro Company, being named chairman and chief executive officer in 1977. From 1981 to 1987, he was president of Dartmouth College. Mr. McLaughlin is a director of Atlantic Richfield Company, PartnerRe Services, Ltd., Standard Fusee Corporation, Atlas Air Inc. and Westinghouse.

     RICHARD R. PIVIROTTO. Mr. Pivirotto is president of Richard R. Pivirotto Co., Inc., a management consulting firm. Mr. Pivirotto served as chairman of Associated Dry Goods Corporation from 1976 until his retirement in 1981. He continued to serve on the board of Associated Dry Goods until its acquisition by May Department Stores in 1986. Mr. Pivirotto is a director of General American Investors Company, Inc., The Gillette Company, New York Life Insurance Company, Immunomedics, Inc. and Westinghouse. He is also a trustee emeritus of Princeton University, a trustee of the General Theological Seminary, and a trustee and past chairman of the Greenwich Hospital Association.

DIRECTORS' MEETINGS AND COMMITTEES

     Following the Distribution, the Company Board is expected to establish four standing committees, as follows: an Audit Review Committee, a Compensation Committee, a Nominating and Governance Committee and a Committee on Environment and Health. Directors who are not considered to be independent under the Company's By-Laws will not be permitted to serve on the Audit Review, Compensation or Nominating and Governance Committees. The functions of these standing committees will be as follows:

          AUDIT REVIEW COMMITTEE. The Audit Review Committee will assist the Company Board in fulfilling its responsibilities concerning the Company's accounting and financial reporting practices and the ethical conduct of the Company and its employees. This committee will make recommendations to the Company Board regarding the selection, retention or termination of the Company's independent accountants and review the professional services, proposed fees and independence of such accountants. This committee also will review with management and the independent accountants both the controls established to protect the integrity of the quarterly reporting process and the Company's annual financial statements.

          COMPENSATION COMMITTEE. The Compensation Committee will assist the Company Board in the establishment of appropriate compensation and benefits for the Company's directors, officers and employees. This committee's general responsibilities will include advising the Company Board on certain compensation matters, evaluating and approving the chief executive officer's compensation, reporting to shareholders on executive compensation, and evaluating new and existing executive compensation and benefit programs. This committee will also review and make recommendations concerning outside director compensation and administer annual incentives for key employees and the Company's long-term incentive plans. All of the members of the Compensation Committee will be "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and "outside directors" within the meaning of Section 162(m) of the Code.

          NOMINATING AND GOVERNANCE COMMITTEE. The Nominating and Governance Committee will make recommendations to the Company Board concerning the recruitment and selection of the chief executive officer and Company Board candidates. This committee will also review the Company's position on all significant corporate governance issues, assess the performance of the Company Board and review the size and composition of the Company Board.

          COMMITTEE ON ENVIRONMENT AND HEALTH. The Committee on Environment and Health will oversee the Company's environment and health policies. This committee will review with management the Company's policies and plans concerning activities which affect the environment, review health and safety issues, and review the Company's compliance with laws and regulations relating to the environment and health and safety issues.

COMPANY DIRECTORS' COMPENSATION

     The Company is currently in the process of reviewing its director compensation. If the Company adopts a compensation arrangement for directors similar to that currently in place at Westinghouse, the benefits would be as follows. Non-employee directors of the Company will receive an annual director's fee of $60,000 paid as follows: one-half in cash; one-fourth in shares of Company Common Stock; and one-fourth in Company stock options. The annual director's fee will be subject to forfeiture on a pro rata basis in the event a 75% attendance requirement is not met. The stock-based portion of the annual director's fee will have a mandatory holding period, and the exercise price on one-third of the stock options will be set at 125% of the fair market value of the Company Common Stock on the grant date, with the remainder set at 100% of such market value. Committee chairs, upon election, will receive a committee chair's fee of $5,000 paid in shares of Company Common Stock. Non-employee directors will also be eligible to receive a $1,200 per diem fee in cash for special services outside the scope of normal Company Board and committee activities. It is anticipated that the Company will have a deferral program for director cash compensation, but that the program will provide for interest only and will not have a stock component. Upon termination of service as a director of the Company, deferred amounts will be received in five annual installments.

     The Company will assume responsibility for the Westinghouse Director's Charitable Giving Program as to those participating directors who leave the Westinghouse Board and become Company directors in connection with the Distribution. No other Company directors will be eligible to participate in this program. Under this program, upon the death of an eligible director, the Company will make a donation of $500,000 to a single qualifying charitable or other non-profit organization, or a donation of $250,000 to each of two such organizations, selected by that director. The donations are funded with the proceeds of life insurance maintained on the directors. Individual directors derive no financial benefit from this program since all charitable deductions accrue solely to the Company. In the event of a change in control of the Company, donations may be made as of the date of such change in control and paid on such basis and in such form as the committee administering this program may prescribe.

     The Company will provide each non-employee Company director with accidental death and dismemberment insurance in the principal amount of $500,000. Benefits will generally be paid under this insurance if a covered event occurs while the director is on Company business.

     It is anticipated that the Company directors will participate in any charitable gift matching program that may be maintained from time to time for Company employees.

     For 1997, other than any special per diem fees that may become payable by the Company to its directors after the Distribution Date, director compensation is the responsibility of Westinghouse, and, in general, has already been paid by Westinghouse subject to the attendance requirement described above. The attendance requirement for 1997 director compensation will be measured against attendance at meetings of the

Westinghouse Board and the Company Board and committees of which the director was a member during 1997 as applicable. Payment of any deferral of 1997 cash director compensation will also be the responsibility of Westinghouse.

     Individuals who are non-employee directors of both Westinghouse and the Company after the Distribution Date will be eligible to receive director compensation from both companies.

EXECUTIVE OFFICERS

     The following individuals are expected to serve as executive officers of the Company after the Distribution.

         NAME            AGE                               POSITION
----------------------   ---    ---------------------------------------------------------------
Ernest H. Drew           60     President and Chief Executive Officer and Director
Joseph T. Doyle          50     Senior Vice President and Chief Financial Officer
James L. Gallagher       60     President, Westinghouse Government and Environmental Services
                                Company
Charles W. Pryor, Jr.    52     President, Energy Systems
Randy H. Zwirn           43     President, Power Generation

     ERNEST H. DREW. For a description of Dr. Drew's background, See "--Directors."

     JOSEPH T. DOYLE. Mr. Doyle has served as Senior Vice President, Finance and Chief Financial Officer of Westinghouse's Industries and Technology Group since April 1996. Prior to joining Westinghouse, Mr. Doyle served as Executive Vice President and Chief Financial Officer of Allison Engine Company from January 1994 to March 1996. Mr. Doyle also previously held financial posts at General Dynamics and KPMG Peat Marwick LLP.

     JAMES L. GALLAGHER. Mr. Gallagher has served as President of Westinghouse Government and Environmental Services Company since November 1996. Mr. Gallagher served as Executive Vice President of Westinghouse Government and Environmental Services Company from February 1994 until November 1996 and as Vice President and General Manager of Westinghouse's Government Operations business unit from January 1992 to February 1994. Mr. Gallagher first joined Westinghouse in 1963 as a systems design engineer and has served in numerous capacities in various Westinghouse divisions.

     CHARLES W. PRYOR, JR. Mr. Pryor has served as President of Westinghouse's Energy Systems business unit since March 1997. Prior to joining Westinghouse, Mr. Pryor was a management consultant within his own company in Lynchburg, Virginia from March 1996 to March 1997. In addition, Mr. Pryor served as President and Chief Executive Officer of B&W Nuclear Technologies (which became a subsidiary of Framatome S.A. in 1993) from 1983 to March 1996.

     RANDY H. ZWIRN. Mr. Zwirn has served as President of Westinghouse's Power Generation business since December 1996. From January 1996 to December 1996, Mr. Zwirn served as Executive Vice President and Chief Operating Officer of Power Generation. From March 1995 to January 1996, Mr. Zwirn served as General Manager of Power Generation's Systems Division and from December 1990 to March 1995, served as General Manager of Power Generation's Projects Division.

                             EXECUTIVE COMPENSATION
HISTORICAL COMPENSATION

     The following table sets forth certain information with respect to the annual and long-term compensation of the Company's three most highly compensated executive officers at the end of 1996 and the Company's Chief Executive Officer, who was not employed by the Company until July 1997. During the periods presented, the individuals were compensated in accordance with Westinghouse's plans and policies. All references in the following tables to stock options relate to awards of options to purchase shares of Westinghouse Common Stock.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                                          ----------------------      ----------------------------------------
                                                                                 AWARDS                PAYOUTS
                                                                      -----------------------------    -------
                                                                      RESTRICTED       SECURITIES       LTIP         ALL OTHER
                                FISCAL                                  STOCK          UNDERLYING      PAYOUTS    COMPENSATION(3)
 NAME AND PRINCIPAL POSITION     YEAR     SALARY($)     BONUS($)       AWARD(S)       OPTIONS(#)(2)       $              $
-----------------------------   ------    ---------     --------      ----------      -------------    -------    ---------------
Ernest H. Drew...............    1996           N/A          N/A            N/A              N/A           N/A            N/A
  President and
  Chief Executive Officer(1)
Joseph T. Doyle..............    1996     $ 187,515(4)  $200,000(5)    $ 56,250(6)        75,000             0        $39,446
  Senior Vice President and
  Chief Financial Officer
James L. Gallagher...........    1996     $ 255,833     $300,000(5)         N/A           40,051             0        $10,492
  President, Government and      1995       230,004      190,000            N/A           30,000             0         10,022
  Environmental Services
    Company                      1994       220,004      145,000            N/A           35,000       $44,400          8,311
Randy H. Zwirn...............    1996     $ 248,202     $325,000(5)         N/A          100,000             0        $ 4,500
  President, Power Generation    1995       186,000       60,000            N/A           27,000             0          4,500
                                 1994       166,500      130,000            N/A           24,000       $14,800          6,975

------------

(1) Dr. Drew, President and Chief Executive Officer of the Company, was not employed by the Company until July 1997 and had no income from the Company or Westinghouse for 1996.

(2) Represents grants of standard non-qualified stock options. Mr. Gallagher received 10,051 reload options as described in footnote (3) to the Option Grants in Fiscal 1996 table.

(3) The amounts shown in this column consist of (i) contributions by Westinghouse to the account of the named executive officer pursuant to the contributory provisions of the Westinghouse Savings Program; (ii) moving and relocation expenses; (iii) interest earned during 1996 on deferred amounts of long-term incentive compensation; (iv) executive life insurance premiums; and (v) with respect to Mr. Doyle, a signing bonus at the commencement of his employment of $25,000.

(4) Mr. Doyle began employment in April of 1996. The $187,515 of salary shown in the table represents his earnings for the portion of 1996 he was employed by Westinghouse. If Mr. Doyle had been employed for the full year, his annual base salary would have been $250,000.

(5) Represents incentive compensation awarded for 1996. Up to 100% of these awards were deferable, to be paid either (i) in one installment in any future year not later than the year of normal retirement, or (ii) in a lump sum or annual installments after termination of service. The deferred amount is treated as if it were invested in putative convertible debentures with a fixed interest rate, compounded annually, equal to the ten-year U.S. Treasury Bond rate for the week preceding the regular January Westinghouse Board meeting. Each debenture is deemed to have a face value of $100 and is deemed to be convertible into shares of Westinghouse Common Stock at a conversion rate determined by dividing $100 by the mean of the high and low prices of Westinghouse Common Stock as reported by the NYSE composite tape on the last trading day preceding the regular January Westinghouse Board meeting. At the time a deferred installment is paid, the employee receives the greater value of (i) the cash amount equal to the face value of such debentures due for such installment, plus cash equal to accrued interest on such installment, or (ii) shares of common stock equalling the number of shares into which the debentures due for such installment are convertible at the above conversion rate, plus cash equal to accrued interest on such installment. In the event of a change in control of Westinghouse, shares are valued based upon the highest price of the common stock during the 30 days preceding such change in control of Westinghouse. A participant who has deferred compensation until after termination of service may elect, after attaining age 57 1/2 and prior to ceasing to be an employee, to establish the ultimate payable value of each putative debenture based on the fair market value of the Westinghouse Common Stock as of the day on which notice of the election is received by Westinghouse.

(6) At the commencement of his employment, Mr. Doyle received a restricted stock award of 3,000 shares with a value of $56,250.

     OPTION GRANTS IN FISCAL 1996

     The following table sets forth information with respect to option grants during fiscal 1996 to the individuals named in the Summary Compensation Table pursuant to Westinghouse plans.

                                                        INDIVIDUAL GRANTS
                                            -----------------------------------------
                                               % OF TOTAL                                     GRANT DATE
                               NUMBER OF    OPTIONS GRANTED     EXERCISE                  PRESENT VALUE($)(2)
                                OPTIONS     TO EMPLOYEES IN       PRICE      EXPIRATION -----------------------
            NAME               GRANTED(1)     FISCAL YEAR       ($/SHARE)      DATE     PER SHARE      TOTAL
----------------------------   ---------    ----------------    ---------    --------   ---------    ----------
Joseph T. Doyle.............     75,000            0.7%          $ 18.75     4/22/06     $ 10.24     $  768,000
James L. Gallagher..........     30,000            0.3%          $ 18.88     3/01/06     $ 10.31     $  309,300
                                 10,051(3)         0.1%          $ 18.82     4/25/04     $  9.19     $   92,318
Randy H. Zwirn..............    100,000            0.9%          $ 18.88     3/01/06     $ 10.31     $1,031,000

---------

(1) Except for the options granted to Mr. Doyle on April 22, 1996 and the reload option to Mr. Gallagher, these Westinghouse Options were granted to the named executive officers on February 28, 1996. All of the options were granted in tandem with limited rights. Westinghouse Options are granted for a term of ten years from the date of award, or such lesser term as may be determined by the Westinghouse Compensation Committee. The exercise price under each Westinghouse Option may not be less than the fair market value of the Westinghouse Common Stock on the option grant date. Except in the event of a change in control of Westinghouse, generally a Westinghouse Option is exercisable in whole or in part after the commencement of the second year of its term and until the Westinghouse Option terminates. Limited rights are exercisable only in the event of a change in control of Westinghouse and during the 30 days immediately following such change and only when the fair market value on the exercise date exceeds the exercise price. When a limited right is exercised, the employee is entitled to receive the difference between the exercise price of the related Westinghouse Option and the greater of (i) the highest closing sales price of the Westinghouse Common Stock on the NYSE during the 60 days prior to exercise, or (ii) the highest price paid for the Westinghouse Common Stock in the change in control transaction during such period. Reload options are granted to employees at the time of an exercise of a Westinghouse Option through a stock swap (payment of the exercise price by surrender of previously owned shares of Westinghouse Common Stock), unless the Westinghouse Compensation Committee cancels the reload feature before such exercise. The reload option is granted for the number of shares the employee tenders to pay the exercise price of the related Westinghouse Option.

(2) These values were derived using the following common assumptions: stock price volatility .3060; dividend yield 1.22%; interest rate 7.5%; reload premium 10%; and for each Westinghouse Option, its full term and exercise price. There were no adjustments made for non-transferability or risk of forfeiture except where noted. The values and assumptions presented here were provided by Frederic W. Cook & Co., Inc. and were based on the Black-Scholes option pricing model. The actual value, if any, that an executive officer may realize from his or her Westinghouse Options (assuming that they are exercised) will depend solely on the gain in Westinghouse Common Stock price over the exercise price when the shares are sold.

(3) These Westinghouse Options are grants of reload options resulting from the exercise of an initial Westinghouse Option containing a reload option feature. The reload option was granted in connection with the exercise of an existing Westinghouse Option by surrender of Westinghouse Common Stock then owned by the executive in payment of the exercise price of the existing Westinghouse Option ("Stock Swap"). Such reload option may be exercised immediately (i) for the number of shares of Westinghouse Common Stock shown,
    (ii) at the fair market value of such shares on the date of the Stock Swap, and (iii) then only for the remaining term of the original Westinghouse Option. Reload options are also subject to early termination if the shares acquired on exercise of the original Westinghouse Option are sold within the first year. These values were derived using the following common assumptions: stock price volatility .3099; dividend yield 1.10%; interest rate 6.4%; reload premium 10%, and for each Westinghouse Option, a remaining term of 8.3 years and its exercise price.

     OPTION EXERCISES IN FISCAL 1996

     The following table sets forth the number of shares of Westinghouse Common Stock covered by both exercisable and unexercisable stock options held by each of the individuals named in the Summary Compensation Table on December 31, 1996, if any. Also reported are the values for unexercised

"in-the-money" options, calculated as the excess of the value of shares of Westinghouse Common Stock as of December 31, 1996 over the respective exercise prices of outstanding stock options.

                                                                                                   VALUE OF UNEXERCISED
                                                            NUMBER OF UNEXERCISED           IN-THE-MONEY WESTINGHOUSE OPTIONS
                                                           WESTINGHOUSE OPTIONS AT                          AT
                          SHARES                               FISCAL YEAR-END                    FISCAL YEAR-END($)(1)
                        ACQUIRED ON       VALUE       ----------------------------------    ----------------------------------
        NAME             EXERCISE      REALIZED($)    EXERCISABLE    UNEXERCISABLE(2)(3)    EXERCISABLE    UNEXERCISABLE(2)(3)
---------------------   -----------    -----------    -----------    -------------------    -----------    -------------------
Joseph T. Doyle......           0              0              0             75,000                   0          $  84,375
James L. Gallagher...      16,265        $116,905       158,952             39,000           $ 636,672          $  84,563
Randy H. Zwirn.......           0              0         75,200            108,100           $ 457,663          $ 149,106

---------

(1) Based on the closing price of Westinghouse Common Stock as reported by the NYSE composite tape on December 31, 1996 -$19.8750.

(2) These Westinghouse Options are unexercisable because they have not vested under their terms.

(3) This column includes the following Westinghouse Options and values, all of which were contingent on attaining a 1996 stretch performance target:
    Gallagher 9,000 for $54,563; and Zwirn 8,100 for $49,106. The 1996 stretch performance target was not met and these Westinghouse Options have since terminated.

     PENSION BENEFITS

     All of the individuals named in the Summary Compensation Table are participants, up until the time of the Distribution, in the Westinghouse Pension Plan, which is a defined benefit pension plan.

     The Westinghouse Pension Plan provides retirement income related to an employee's salary and years of active service. The cost of the Westinghouse Pension Plan is paid by both Westinghouse and employee contributions. All Westinghouse contributions are actuarially determined. Westinghouse's contributions to the pension plan with respect to the individuals named in the Summary Compensation Table cannot readily be separated or individually calculated by the actuaries for the Westinghouse Pension Plan.

     In addition to the benefits provided by the Westinghouse Pension Plan, the Westinghouse Executive Pension Plan provides for supplemental pension payments to a group of executives, including those named in the Summary Compensation Table. Upon retirement, such individuals who have at least five continuous years of service as an executive immediately prior to retirement, meet the age and service requirements for retirement under the Westinghouse Executive Pension Plan, and contribute to the Westinghouse Pension Plan are entitled to receive supplemental payments under the Westinghouse Executive Pension Plan. Such payments, when added to their pensions under the Westinghouse Pension Plan, result in a total annual pension equal to 1.47% for each year of service multiplied by their average annual compensation as defined by the Westinghouse Executive Pension Plan. Average annual compensation is equal to the sum of the average of the five highest annualized December base salaries and the average of the five highest annual incentive awards, each in the last ten years of employment. In the event of retirement prior to age 60, the total annual pension will be reduced by an amount equal to the reduction in the benefits payable under the Westinghouse Pension Plan. Participants become vested in the event of a change in control of Westinghouse and benefits under the Westinghouse Executive Pension Plan may be valued on a present value or other basis.

     For purposes of illustration, the following table indicates the approximate amounts of annual retirement income that would be payable at the present time under various assumptions as to average annual compensation and years of service to employees who participate in the Westinghouse Pension Plan and are eligible for supplemental payments pursuant to the Westinghouse Executive Pension Plan.

                        WESTINGHOUSE PENSION PLAN TABLE

   FIVE YEAR
AVERAGE ANNUAL
 COMPENSATION             ESTIMATED ANNUAL PENSION FOR SPECIFIED YEARS OF CREDITED SERVICE
   INCLUDING        -----------------------------------------------------------------------------
INCENTIVE AWARD        15           20           25           30            35             40
---------------     --------     --------     --------     --------     ----------     ----------
  $   100,000       $ 22,050     $ 29,400     $ 36,750     $ 44,100     $   51,450     $   58,800
  $   300,000         66,150       88,200      110,250      132,300        154,350        176,400
  $   500,000        110,250      147,000      183,750      220,500        257,250        294,000
  $   700,000        154,350      205,800      257,250      308,700        360,150        411,600
  $   900,000        198,450      264,600      330,750      396,900        463,050        529,200
  $ 1,100,000        242,550      323,400      404,250      485,100        565,950        646,800
  $ 1,500,000        330,750      441,000      551,250      661,500        771,750        882,000
  $ 2,000,000        441,000      588,000      735,000      882,000      1,029,000      1,176,000

     The amounts presented in the above table are based upon straight life annuity amounts and are not subject to any reduction for Social Security benefits or other offset amounts. As of December 31, 1996, Messrs. Drew, Doyle, Gallagher and Zwirn had the following credited full years of service under the Pension plan, respectively: 0 years, 1 year, 31 years and 21 years.

EMPLOYMENT AGREEMENTS

     Ernest H. Drew. On July 1, 1997, Westinghouse retained the services of Dr. Ernest H. Drew as President and Chief Executive Officer of its Industries and Technology Group. Under the terms of Dr. Drew's employment agreement, he will receive an annual base salary of $700,000, subject to periodic review and adjustment. Dr. Drew is eligible for annual incentive awards based on performance measures set by the Compensation Committee of the Westinghouse Board, with a guaranteed minimum annual incentive for 1997 of $500,000.

     Under the agreement, Dr. Drew received a grant of stock options to purchase an aggregate of 450,000 shares of Westinghouse Common Stock at an exercise price of $24.3125, the fair market value of the Westinghouse Common Stock on July 1, 1997. The Westinghouse stock options vest in increments from the grant date through the third anniversary of the grant date, provided he is still an employee on the vesting date. On the Distribution Date, the stock options will be adjusted such that they become options for Company Common Stock. Dr. Drew will be eligible, beginning in 1998, to participate in applicable long-term incentive programs of Westinghouse or the Company, as applicable, as in effect from time to time.

     The agreement further provides that Dr. Drew will participate in the Westinghouse Executive Pension Plan and specifically waives the requirements that he complete five years of continuous executive service and that he satisfy the retirement eligibility requirements of the Westinghouse Executive Pension Plan.

     In the event of termination by Westinghouse without cause (other than by reason of incapacity or death or in the circumstances described in the following sentence), Dr. Drew is entitled to certain relocation benefits and to severance pay in accordance with Westinghouse's then current policy or, if the termination occurs before July 1, 1999 and if greater than the severance pay, to amounts equal to 12 months of base salary and his target annual incentive award opportunity for the year in which his employment is so terminated. If there is a change in control of Westinghouse prior to July 1, 2000 and if, within one year after such change in control, Dr. Drew's employment is terminated by Westinghouse without cause or if he resigns after there has been a failure to continue him in the position of Chief Executive Officer of Westinghouse's Industries and Technology Group or the Company or similar position, then Dr. Drew is entitled to a lump sum payment equal to the present value of 36 months of base salary and three times the amount of his target annual incentive award opportunity for the year in which his employment so terminates and to certain relocation benefits and his remaining unvested stock options will become exercisable and continue to term, all subject to reduction to the maximum amount which, taken together with all other payments and benefits to him, would not, if paid, result in any of such payments or benefits being deemed an "excess parachute payment" pursuant to

Section 280G of the Internal Revenue Code of 1986, as amended. Benefits under Dr. Drew's employment agreement would cease if he were to be terminated for cause or during any period when he is employed elsewhere, other than consulting work on a casual basis. Dr. Drew's employment agreement will be assumed by the Company as of the Distribution Date, whereupon the Company will be substituted for Westinghouse as the employer under this agreement. None of the severance benefits described above will become due in connection with the Distribution and the assumption of Dr. Drew's employment agreement by the Company.

     Joseph T. Doyle. In April 1996, Westinghouse retained the services of Joseph T. Doyle as Senior Vice President, Finance of its Industries and Technology Group. Under the terms of Mr. Doyle's employment agreement, he received an annual base salary of $250,000, subject to periodic review and adjustment, which was adjusted to $267,516 as of February 1997. Mr. Doyle is eligible for annual incentive awards based on performance measures set by the Compensation Committee of the Westinghouse Board, with a guaranteed minimum annual incentive for 1997 of $175,000.

     Under the agreement, Mr. Doyle received a grant of stock options to purchase an aggregate of 75,000 shares of Westinghouse Common Stock at an exercise price of $18.75, the fair market value of the Westinghouse Common Stock on April 22, 1996, a grant of 3,000 shares of restricted Westinghouse Common Stock, one third of which vests on each of the first three anniversaries of the grant as long as he is still an employee on the vesting date, and a signing bonus of $25,000. Beginning in 1997, Mr. Doyle participates in applicable long-term incentive programs of Westinghouse or the Company, as applicable, as in effect from time to time and received a Westinghouse stock option grant for 35,000 shares of Westinghouse Common Stock in January 1997.

     In the event Mr. Doyle's position is eliminated as a result of a restructuring of the organization, he will receive his guaranteed 1997 annual incentive in lieu of any other separation payment and any other Westinghouse salary continuation program.

     The Company will assume Westinghouse's obligations under these employment contracts in connection with the Distribution.

COMPANY EXECUTIVE COMPENSATION AND BENEFIT PLANS

     It is anticipated that total compensation for the Company's executive officers after the Distribution will include base salary, annual and long-term incentives and other benefits as described below. The Company's executive compensation program is expected to be a performance and rewards compensation system that pays executives for the achievement of levels of performance designed to increase the shareholder value of the Company and that enables the Company to hire, retain and motivate high-quality executives who meet the immediate business challenges and improve the long-term performance of the Company. It is anticipated that base salaries and total compensation opportunities will be competitive as measured against industry norms.

     Set forth below is a summary of the components of executive compensation following the Distribution.

     Base Salary. Each year a Company executive's performance will be evaluated, and it is anticipated that any base salary adjustments will be based on an evaluation of competitive market adjustments and the individual's performance and contribution. The Company executives named in the Summary Compensation Table above received salary increases for 1997 on this basis.

     Annual Incentives. Under the Westinghouse incentive plans, early in the year the Westinghouse Compensation Committee approved a target annual award opportunity for 1997 for each executive officer of Westinghouse based on competitive data and established a range of 1997 financial objectives and other key performance indicators for Westinghouse and for individual businesses of Westinghouse, including those businesses which will become the Company after the Distribution. It is anticipated that the Company Compensation Committee will review and, in its discretion, approve 1997 annual incentive awards, if any, for the Company's executive officers based on the relevant financial and other key business performance indicators so established earlier in the year, with appropriate adjustments to reflect the Distribution, and on individual performance for the entire year against objectives, subject to the terms of individual employment agreements where applicable. It is anticipated that annual incentive compensation for future years would be awarded pursuant to similar incentive plans reflecting award opportunities and performance objectives established each year by the Company Compensation Committee.

     It is anticipated that the Company will establish a deferral program for incentive award payments, to the extent deferral is permitted by the Company Compensation Committee at the time of award. Any deferral would be subject to such terms and conditions as the Company Compensation Committee may from time to time determine. It is anticipated that the initial deferral program will provide for interest only and will not have a stock component. The Company may also, from time to time, make payments on a deferred basis, on such terms and conditions as the Company Compensation Committee may from time to time determine, in order to preserve federal tax deductions by the Company.

     Long-Term Incentives. The Company will have a long-term incentive plan or plans similar to the current Westinghouse long-term incentive plans which authorize the grant of non-statutory and incentive stock options (with or without reload options and/or tandem limited rights), tandem or stand-alone stock appreciation rights, performance awards (payable in stock, cash or a combination thereof on attainment of performance goals), and restricted stock and the deferral of award payments.

     In January 1997, the Westinghouse Compensation Committee granted the Company executives non-statutory options for Westinghouse Common Stock substantially similar in form to grants set forth in the "Option Grants in Fiscal 1996" table set forth above as 1997 long-term incentives. It is anticipated that Company Common Stock option grants under a Company long-term incentive plan will also be a component of 1998 long-term incentives.

     Compensation Arrangements. It is anticipated that the Company may from time to time enter into employment contracts or other compensation arrangements with executives when appropriate for competitive or other business reasons, for example, in connection with attracting new executives. See "--Employment Agreements."

     Pension Benefits. It is anticipated that the Company will establish a qualified defined benefit pension plan for eligible Company Employees, including executives. For an undetermined transition period, the benefits under the Company's pension plan are expected generally to mirror those under the Westinghouse Pension Plan. It is anticipated that the Company will also have a nonqualified defined benefit executive pension plan for eligible Company executives. For an undetermined transition period, the benefits under the Company's executive pension plan are expected generally to mirror those under the Westinghouse Executive Pension Plan. Each such plan will be established subject to the Company's right to amend, terminate or suspend any such plan, or any of the benefits thereunder, at any time. The Company is currently evaluating alternate plan designs and structures for periods after the Distribution Date.

TREATMENT OF WESTINGHOUSE OPTIONS AND CERTAIN OTHER BENEFITS FOLLOWING THE DISTRIBUTION

     Set forth below is a summary of adjustments that will be made to certain outstanding Westinghouse awards as a result of the Distribution.

     Stock Options. Under the Employee Benefits Agreement, the Westinghouse Board will exercise its authority under various long-term incentive and director plans to adjust the authorized shares and the outstanding stock options under various plans in number and kind to reflect the Distribution. With respect to Company Employees, generally pre-1997 option grants will be adjusted to reflect a combination of separate options for Westinghouse Common Stock and Company Common Stock, with the total number of shares and exercise prices adjusted with the intention to preserve the aggregate value of the spread between market value and exercise price at or about the Distribution Date. The formula for determining the number of shares and exercise prices will depend on the respective market values of Westinghouse Common Stock and Company Common Stock for a certain period prior to the Distribution Date. With respect to 1997 option grants, the intention would be to preserve aggregate value as for the pre-1997 options, but for Company Employees, the options will generally be adjusted solely into Company options. The post-Distribution Westinghouse and Company options will generally have the same features, after the above-described adjustments, as the original options. Company executives will not be eligible to receive reload options with respect to otherwise qualifying exercises of their Westinghouse Common Stock options after the Distribution, but will be eligible to receive reload options with respect to qualified exercises of their Company options.

     Director stock options will generally be adjusted in the same way as employee options, with the attendance requirement for 1997 option grants still applicable as discussed above. See "Management-- Company Directors' Compensation." For directors who remain on both the Westinghouse and Company Boards, all stock options will be adjusted on the same basis as pre-1997 options.

     Under the Employee Benefits Agreement, the Company will assume responsibility for the Company options resulting from the adjustments described above ("Company Adjustment Options"). The Company Compensation Committee will administer these options as a Company Adjustment Option plan or plans.

     Restricted Stock. Under the Employee Benefits Agreement, transfer of employment (or a directorship) from Westinghouse to the Company in connection with the Distribution will not be a termination of service with respect to grants of restricted Westinghouse Common Stock until termination of service from the Company. The Company Common Stock received as a distribution on shares of restricted Westinghouse Common Stock will be subject to the same restrictions as the shares of restricted Westinghouse Common Stock. For directors, the attendance requirement restriction, where applicable, will be applied as discussed above under "Company Directors' Compensation."

     Deferred Compensation. The deferral programs for both executives and directors as to amounts already in deferral accounts as of the Distribution Date, including director deferrals of 1997 cash compensation, will, under the Employee Benefits Agreement, remain the responsibility of Westinghouse. The putative convertible debentures under the programs will continue to be convertible into shares of Westinghouse Common Stock but the conversion rate will be adjusted to reflect the Distribution. For purposes of the executive and director deferral programs, executives and directors who do not remain with Westinghouse will be treated as terminated employees or directors and will begin to receive payouts from their deferral accounts in accordance with the terms and conditions of the applicable deferral program.

     Director Common Stock Equivalents. Westinghouse Directors who have Westinghouse Common Stock Equivalent accounts from a former deferred stock program will receive a hypothetical, reinvested dividend on the Westinghouse Common Stock Equivalents in their accounts based on the value of the distribution of Company Common Stock in the Distribution. Westinghouse directors who leave the Westinghouse Board to become members of the Company Board will be treated as separated Westinghouse directors for purposes of their Common Stock Equivalent accounts, if any, and will receive distribution of these accounts in Westinghouse Common Stock in the January following the Distribution.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF COMMON STOCK

     The following table sets forth the projected beneficial ownership of Company Common Stock immediately following the Distribution Date by each of the Company's directors, the Company's chief executive officer and the executive officers who were the Company's three most highly compensated executive officers in fiscal 1996 and all directors and executive officers as a group, based upon information available to Westinghouse concerning ownership of shares of
Westinghouse Common Stock at             , 1997. THE PROJECTIONS DO NOT TAKE
INTO ACCOUNT (I) ANY SHARES OF COMPANY COMMON STOCK THAT MAY BE ISSUED WITH RESPECT TO SHARES OF WESTINGHOUSE COMMON STOCK ACQUIRED PURSUANT TO THE EXERCISE OF OPTIONS TO PURCHASE SHARES OF WESTINGHOUSE COMMON STOCK PREVIOUSLY GRANTED
UNDER WESTINGHOUSE COMPENSATION PROGRAMS BUT NOT EXERCISED AS OF           ,
1997 OR (II) ANY SHARES OF RESTRICTED COMPANY COMMON STOCK OR SHARES OF COMPANY COMMON STOCK UNDERLYING STOCK OPTIONS THAT MAY BE GRANTED TO EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES OF THE COMPANY BY THE COMPENSATION COMMITTEE PURSUANT TO THE COMPANY PLANS SUBSEQUENT TO THE DISTRIBUTION DATE. See "Executive Compensation--Company Compensation and Benefit Plans."

                                                         NUMBER OF SHARES PROJECTED    % OF SHARES
                           NAME                           TO BE BENEFICIALLY OWNED     OUTSTANDING
    --------------------------------------------------   --------------------------    -----------
    Frank C. Carlucci.................................
    Robert E. Cawthorn................................
    Gary M. Clark.....................................
    Ernest H. Drew....................................
    Michael H. Jordan.................................
    David K.P. Li.....................................
    David T. McLaughlin...............................
    Richard R. Pivirotto..............................
    Joseph T. Doyle...................................
    James L. Gallagher................................
    Randy H. Zwirn....................................
    All directors and executive officers as a group...

     Based upon information available to Westinghouse concerning the ownership of shares of Westinghouse Common Stock as of June 1, 1997, no person is projected to own beneficially more than 5% of the outstanding Company Common Stock on the Distribution Date except as follows:

                                                    SHARES OF COMPANY COMMON
                 NAME AND ADDRESS OF                STOCK TO BE RECEIVED IN     PERCENT OF
                  BENEFICIAL OWNER                      THE DISTRIBUTION          CLASS*
    ---------------------------------------------   ------------------------    ----------
    FMR Corp.                                                                     10.33%
    82 Devonshire Street
    Boston, MA 02109

---------

* These percentages are based on the shares of Westinghouse Common Stock reported as being beneficially owned in a statement on Schedule 13G filed by the beneficial owner.

                          DESCRIPTION OF CAPITAL STOCK
AUTHORIZED CAPITAL STOCK

     The total number of shares of all classes of stock that the Company presently has authority to issue is 1,000 shares of Company Common Stock. Under the Articles that will be in effect on the Distribution Date, the Company will
have authority to issue a total of          shares of all classes of stock, of
which           may be shares of preferred stock ("Preferred Stock") and
          may be shares of Common Stock.

     Based on the number of shares of Westinghouse Common Stock outstanding as
of             , 1997 and the Distribution Ratio, it is expected that
            shares of Company Common Stock will be distributed to Westinghouse Shareholders in the Distribution. All the shares of Company Common Stock to be distributed to Westinghouse Shareholders in the Distribution will be fully paid and non-assessable. The Company Common Stock to be distributed will constitute all the shares of capital stock of the Company that will be outstanding immediately after the Distribution.

COMPANY COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share on all matters voted on by shareholders. Holders of Company Common Stock do not have cumulative voting rights in the election of directors. The first annual meeting of shareholders is expected to be held during 1998.

     Holders of Company Common Stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any Preferred Stock that may be issued from time to time, holders of Company Common Stock are entitled to participate ratably in dividends on the Company Common Stock as declared by the Company Board. Holders of Company Common Stock are entitled to share ratably in all assets available for distribution to shareholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of Preferred Stock.

PREFERRED STOCK

     The Articles that will be in effect on the Distribution Date will authorize the Company Board, without any vote or action by the holders of Company Common
Stock, to issue up to           shares of Preferred Stock from time to time in
one or more series. The Company Board is authorized to determine the number of shares and designation of any series of Preferred Stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of Preferred Stock. Issuances of Preferred Stock would be subject to the applicable rules of the NYSE or other organizations on whose systems the stock of the Company may then be quoted or listed. Depending upon the terms of Preferred Stock established by the Company Board, any or all series of Preferred Stock could have preference over the Company Common Stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of Company Common Stock, would dilute the voting power of the outstanding Company Common Stock. The Company has no present plans to issue any Preferred Stock.

NO PREEMPTIVE RIGHTS

     No holder of any capital stock of the Company authorized at the Distribution Date will have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

TRANSFER AGENT AND REGISTRAR

                    will be the transfer agent and registrar for the Company Common Stock commencing upon the Distribution Date.

          PURPOSES AND EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S
            ARTICLES OF INCORPORATION, BY-LAWS AND PENNSYLVANIA LAW

GENERAL

     The provisions of the Articles, the Company's By-Laws and Pennsylvania statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company not approved by the Company Board. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the Company Board. In addition, the undertakings of the Company contained in the Distribution Agreement may require, among other things, that any acquiror of the Company or all or substantially all of the Company's assets, and such acquiror's parent entity, assume the Company's obligations under such agreement. See "Transactions and Agreements between the Company and Westinghouse--Distribution Agreement."

     Copies of the Articles and the By-Laws will be filed as exhibits to the Registration Statement. The following description of certain provisions of the Articles and the By-Laws does not purport to be complete and is subject to, and is qualified in its entirety by reference to, such exhibits.

PREFERRED STOCK AND ADDITIONAL COMPANY COMMON STOCK

     Under the Articles of Incorporation, the Company Board will have the authority to provide by Board resolution for the issuance of shares of one or more series of Preferred Stock. The Company Board is authorized to fix by resolution the terms and conditions of each such other series. See "Description of Capital Stock--Preferred Stock."

     The Company believes that the availability of the Company's Preferred Stock, in each case issuable in series, and additional shares of Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of the Company's Preferred Stock, as well as authorized but unissued shares of Company Common Stock will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange on which any series of the Company's capital stock may then be listed.

     These provisions give the Company Board the power to approve the issuance of a series of Preferred Stock, or an additional series of Company Common Stock, of the Company that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of Preferred Stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations; the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirements to be satisfied.

OTHER

     The Company expects to adopt a shareholder rights plan either before or after the Distribution. In addition, the Company expects to adopt other provisions of its Articles and By-Laws that may also have an anti-takeover effect. Such provisions may include, among others, a classified board of directors, the establishment of advance notice requirement for director nominations and actions to be taken at annual meetings, supermajority vote requirements to approve changes to the Articles or By-Laws, limitations on the ability of shareholders to remove directors, to take action by written consent or to call special meetings of shareholders.

PENNSYLVANIA BUSINESS COMBINATION STATUTE

     Chapter 25 of the Pennsylvania Business Corporation Law ("PBCL") contains several anti-takeover provisions which apply to "registered" corporations, including the Company.

     Transactions with Interested Shareholders. Section 2538 of the PBCL provides that if (i) an "interested shareholder" (as such term is defined in the PBCL) of a "registered" corporation (together with others acting jointly or in concert therewith and affiliates thereof) is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving such corporation or a subsidiary thereof, (ii) such interested shareholder is to receive a disproportionate amount of any of the securities of any corporation surviving or resulting from a division of such corporation; (iii) such interested shareholder is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) such interested shareholder's percentage of voting or economic share interest in such corporation is materially increased relative to substantially all other shareholders in a reclassification; then the transactions being proposed must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all shareholders (other than the interested shareholder) are entitled to cast with respect to such transaction, excluding all such voting shares beneficially owned by such interested shareholder. Such special voting requirement does not apply if the transaction being proposed has been approved in a prescribed manner by such corporation's board of directors or certain other conditions (including the amount of consideration to be paid to certain shareholders) are satisfied or the transaction involves certain subsidiaries.

     Section 2555 of the PBCL may apply to a transaction between a registered corporation and an interested shareholder thereof, notwithstanding that Section 2538 is also applicable. Section 2555 prohibits such a corporation from engaging in a "business combination" (as such term is defined in the PBCL) with an interested shareholder unless: (i) the board of directors of such corporation gives prior approval to the proposed transaction or gives prior approval to the interested shareholder's acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, (ii) the interested shareholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested shareholder reaches such 80% level, the majority of the remaining shareholders approve the proposed transaction and shareholders receive a minimum "fair price" for their shares in the transaction, and the other conditions of Section 2556 of the PBCL are met, (iii) holders of all outstanding common stock approve the transaction,
(iv) no earlier than 5 years after the interested shareholder acquired the 20%, a majority of the remaining shares entitled to vote in an election of directors approve the transaction, or (v) no earlier than 5 years after the interested shareholder acquired the 20%, a majority of all the shares approve the transaction, all shareholders receive a minimum "fair price" for their shares (as set forth in Section 2556 of the PBCL), and certain other conditions are met.

     Stockholder "Put" in Control Transactions. Under Sections 2542 through 2548 of the PBCL, when a person or group of persons acting in concert holds 20% of the shares of a registered corporation entitled to vote in the election of directors (a "control group"), on the occurrence of the transaction that makes the group a control group, any other stockholder of the registered corporation who objects can, under procedures set forth in the statute, require the control group to purchase his or her shares at "fair value" as defined in the PBCL.

     Certain Share Acquisitions. The PBCL also contains certain provisions applicable to a "registered" corporation such as the Company which, under certain circumstances, permit a corporation to redeem Control Shares (as defined in the PBCL), remove the voting rights of Control Shares and require the disgorgement of profits by a Controlling Person (as defined in the PBCL).

                  LIMITATION ON LIABILITY AND INDEMNIFICATION
                           OF OFFICERS AND DIRECTORS

LIMITATION ON LIABILITY OF DIRECTORS

     Pursuant to authority conferred by Section 1741 of the PBCL, Article VII of the Company's Articles ("Article VII") will eliminate the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty, including without limitation directors serving on committees of the Company Board. Directors would remain liable unless (i) such directors have breached or failed to perform their duties as directors and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. However, a Pennsylvania corporation is not empowered to eliminate personal liability where the responsibility or liability of a director is pursuant to any criminal statute or is for the payment of taxes pursuant to any federal, state or local law.

     Article VII further provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.
Article VII also incorporates any future amendments to Pennsylvania law which further eliminate or limit the liability of directors.

INDEMNIFICATION AND INSURANCE

     In accordance with Chapter 17 of the PBCL, which provides for the indemnification of directors, officers and employees under certain circumstances, Article XIV ("Article XIV") of the By-Laws and certain reslutions grant the Company's directors and officers and employees a right to indemnification for all expenses, liabilities and losses relating to civil, criminal, administrative or investigative proceedings to which they are a party
(i) by reason of the fact that they are or were directors, officers of the Company or (ii) by reason of the fact that, while they are or were directors, or officers or employees of the Company, they are or were serving at the request of the Company as directors, officers, members, employees, fiduciaries or agents of another corporation, partnership, joint venture, trust or enterprise. Article XIV of the By-Laws further provides for the mandatory advancement of expenses incurred by officers and directors in defending such proceedings in advance of their final disposition upon delivery to the Company by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified under Article XIV. The Company may not indemnify or make advance payments to any person in connection with proceedings initiated against the Company by such person without the authorization of the Company Board, except with respect to counterclaims, cross-claims, third-party claims or as otherwise ordered by a court of competent jurisdiction.

     In addition, Article XIV provides that directors and officers shall be indemnified to the fullest extent permitted by Chapter 17 of the PBCL, or any successor provisions or amendments thereunder. In the event that any such successor provisions or amendments provide indemnification rights broader than permitted prior thereto, Article XIV allows such broader indemnification rights to apply retroactively with respect to any predating alleged action or inaction and also allows the indemnification to continue after an indemnitee has ceased to be a director or officer of the Company and to inure to the benefit of the indemnitee's heirs, executors and administrators.

     Article XIV further provides that the right to indemnification is not exclusive of any other right which any indemnitee may have or thereafter acquire under any statute, the Articles or By-Laws, any agreement or vote of shareholders or disinterested directors or otherwise, and allows the Company to indemnify and advance expenses to any person whom the Company has the power to indemnify under the PBCL or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The By-Laws authorize the Company to purchase insurance for directors, officers and employees of the Company, and persons who serve at the request of the Company as directors, officers, members, employees, fiduciaries or agents of other enterprises against any expense, liability or loss incurred in such capacity, whether or not the Company would have the power to indemnify such persons against such expense or liability under the By-Laws. The Company intends to maintain insurance coverage for its officers and directors as well as insurance coverage to reimburse the Company for potential costs of its corporate indemnification of directors and officers.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission the Registration Statement under the Exchange Act with respect to the Company Common Stock being received by the shareholders of Westinghouse Common Stock in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Information Statement as to the contents of any contract, agreement or other documents referred to herein are not necessarily complete. With respect to each such contract, agreement or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibit for more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected at the public reference facilities of the Commission listed below.

     After the Distribution, the Company will be subject to the information requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at 450 Fifth Street, N.W., Washington, D.C. 10549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. Application has been made to list the shares of Company Common Stock on the NYSE and, if and when such shares of Company Common Stock commence trading on the NYSE, such reports, proxy statements and other information concerning the Company will be available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.
                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements (beginning with fiscal year 1997) audited by independent accountants.

     NO PERSON IS AUTHORIZED BY WESTINGHOUSE OR THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
WESTINGHOUSE ELECTRIC COMPANY COMBINED FINANCIAL STATEMENTS
Independent Auditors' Report.........................................................    F-2
Report of Independent Accountants....................................................    F-2
Combined Statement of Income for the years ended December 31, 1996, 1995 and 1994....    F-3
Combined Balance Sheet at December 31, 1996 and 1995.................................    F-4
Combined Statement of Cash Flows for the years ended December 31, 1996, 1995 and
  1994...............................................................................    F-5
Notes to the Combined Financial Statements...........................................    F-6

WESTINGHOUSE ELECTRIC COMPANY CONDENSED COMBINED FINANCIAL STATEMENTS
Condensed Combined Statement of Income for the three months ended
  March 31, 1997 and 1996............................................................   F-28
Condensed Combined Balance Sheet at March 31, 1997 and December 31, 1996.............   F-29
Condensed Combined Statement of Cash Flows for the three months ended
  March 31, 1997 and 1996............................................................   F-30
Notes to the Condensed Combined Financial Statements.................................   F-31

WESTINGHOUSE ELECTRIC COMPANY UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Combined Balance Sheet at March 31, 1997.........................   F-38
Unaudited Pro Forma Combined Statement of Income for the Three Months
  Ended March 31, 1997...............................................................   F-39
Unaudited Pro Forma Combined Statement of Income for the Year Ended December 31,
  1996...............................................................................   F-39
Notes to the Unaudited Pro Forma Combined Financial Statements.......................   F-40

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of WESTINGHOUSE ELECTRIC COMPANY

     We have audited the accompanying combined balance sheet of Westinghouse Electric Company and subsidiaries as of December 31, 1996, and the related combined statements of income and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1996 combined financial statements referred to above present fairly, in all material respects, the financial position of Westinghouse Electric Company and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Pittsburgh, Pennsylvania

January 29, 1997
                            ------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of WESTINGHOUSE ELECTRIC COMPANY

     In our opinion, the accompanying combined financial statements appearing on pages F-3 through F-27 of this Information Statement present fairly, in all material respects, the financial position of Westinghouse Electric Company and its subsidiaries at December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the combined financial statements of the Company and its subsidiaries for any period subsequent to December 31, 1995.

     The Company has recognized income taxes on the assumption that the Company was eligible to be included in the consolidated tax returns of Westinghouse Electric Corporation. For a description of the effects on the tax benefit and the net deferred tax asset of recognizing such taxes as if the Company were a stand alone entity, see note 5 to the combined financial statements.

Price Waterhouse LLP
Pittsburgh, Pennsylvania

February 12, 1997

                         WESTINGHOUSE ELECTRIC COMPANY

                          COMBINED STATEMENT OF INCOME
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                  1996        1995        1994
                                                                 -------     -------     -------
Product sales.................................................   $ 2,417     $ 2,472     $ 2,542
Service sales.................................................     1,050         962         988
                                                                 -------     -------     -------
  Sales of products and services..............................     3,467       3,434       3,530
                                                                 -------     -------     -------
Cost of products sold.........................................    (2,076)     (2,150)     (2,105)
Cost of services sold.........................................      (779)       (716)       (702)
                                                                 -------     -------     -------
  Costs of products and services sold.........................    (2,855)     (2,866)     (2,807)
                                                                 -------     -------     -------
Restructuring, litigation and other matters (notes 14 and
  17).........................................................      (888)       (294)        (21)
Marketing, administration and general expenses (note 1).......      (614)       (554)       (631)
                                                                 -------     -------     -------
Operating profit (loss).......................................      (890)       (280)         71
Other income and expenses, net (note 16)......................      (140)        (13)       (155)
Interest expense..............................................        (1)         (2)         (8)
                                                                 -------     -------     -------
Loss before income taxes and minority interest in income of
  subsidiaries................................................    (1,031)       (295)        (92)
Income tax benefit (note 5)...................................       370          97          19
Minority interest in income of subsidiaries...................        (4)         (4)         (4)
                                                                 -------     -------     -------
Net loss......................................................   $  (665)    $  (202)    $   (77)
                                                                 =======     =======     =======
Unaudited pro forma net loss per common share (note 1)........
                                                                 =======

                  See Notes to Combined Financial Statements.

                         WESTINGHOUSE ELECTRIC COMPANY

                             COMBINED BALANCE SHEET
                                 (IN MILLIONS)

                                                                              AT DECEMBER 31
                                                                             -----------------
                                                                              1996       1995
                                                                             ------     ------
ASSETS:
  Cash and cash equivalents (note 2)......................................   $   87     $   83
  Customer receivables (note 6)...........................................      643        725
  Inventories (note 7)....................................................      617        540
  Uncompleted contracts costs over related billings (note 7)..............      686        542
  Deferred income taxes (note 5)..........................................      354        372
  Prepaid and other current assets........................................      122        110
                                                                             ------     ------
  Total current assets....................................................    2,509      2,372
  Plant and equipment, net (note 8).......................................      752        827
  Deferred income taxes, noncurrent (note 5)..............................      748        348
  Intangible and noncurrent assets (note 9)...............................      532        296
                                                                             ------     ------
     Total assets.........................................................   $4,541     $3,843
                                                                             ======     ======

LIABILITIES AND SHAREHOLDER'S EQUITY:
  Accounts payable........................................................   $  610     $  618
  Uncompleted contracts billings over related costs (note 7)..............      331        315
  Other current liabilities (note 10).....................................      956        758
                                                                             ------     ------
  Total current liabilities...............................................    1,897      1,691
  Settlements and other accrued liabilities...............................      959        286
  Environmental liabilities...............................................      304        141
  Other noncurrent liabilities (note 11)..................................      268        178
                                                                             ------     ------
     Total liabilities....................................................    3,428      2,296
                                                                             ------     ------
  Contingent liabilities and commitments (note 14)........................
  Minority interest in equity of subsidiaries.............................        4          6
  Shareholder's equity (note 12):
     Minimum pension liability adjustment (note 3)........................       --        (21)
     Cumulative foreign currency translation adjustments..................       (4)       (17)
     Invested equity......................................................    1,113      1,579
                                                                             ------     ------
  Total shareholder's equity..............................................    1,109      1,541
                                                                             ------     ------
  Total liabilities and shareholder's equity..............................   $4,541     $3,843
                                                                             ======     ======

                  See Notes to Combined Financial Statements.

                         WESTINGHOUSE ELECTRIC COMPANY

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN MILLIONS)

                                                                      YEAR ENDED DECEMBER 31
                                                                     -------------------------
                                                                     1996      1995      1994
                                                                     -----     -----     -----
Cash flows from operating activities:
  Net loss........................................................   $(665)    $(202)    $ (77)
  Adjustments to reconcile net loss to net cash provided (used) by operating activities:
     Depreciation and amortization................................     113       120       127
     Pension settlement loss......................................      --        --       138
     Losses on asset dispositions.................................     147        --        17
     Changes in assets and liabilities, net of effects of
      acquisitions and divestitures of businesses:
       Receivables, current and noncurrent........................      71        73      (123)
       Inventories................................................    (229)       76        51
       Progress payments net of costs on uncompleted contracts....    (129)     (283)     (217)
       Deferred and current income taxes..........................    (358)     (123)     (134)
       Accounts payable...........................................      (3)      122       104
       Settlements and other accrued costs........................     724       182       (56)
       Environmental liabilities..................................     179         9        10
       Accrued restructuring......................................     107       (22)     (109)
       Other assets and liabilities...............................     (32)       60       (62)
                                                                     -----     -----     -----
Cash provided (used) by operating activities......................     (75)       12      (331)
                                                                     -----     -----     -----
Cash flows from investing activities:
  Business acquisitions...........................................     (71)      (40)       --
  Business divestitures...........................................      29        67        20
  Capital expenditures............................................     (75)     (124)     (110)
  Other...........................................................      --        15        22
                                                                     -----     -----     -----
Cash used by investing activities.................................    (117)      (82)      (68)
                                                                     -----     -----     -----
Cash flows from financing activities:
  Net increase (reduction) in short-term debt.....................       1        (5)       (9)
  Repayments of long-term debt....................................      (4)       --        --
  Long-term borrowings............................................      --         4        --
  Net transfer from Westinghouse..................................     199        21       473
                                                                     -----     -----     -----
Cash provided by financing activities.............................     196        20       464
                                                                     -----     -----     -----
Increase (decrease) in cash and cash equivalents..................       4       (50)       65
Cash and cash equivalents at beginning of period (note 2).........      83       133        68
                                                                     -----     -----     -----
Cash and cash equivalents at end of period (note 2)...............   $  87     $  83     $ 133
                                                                     =====     =====     =====
Supplemental disclosure of cash flow information:
  Interest paid...................................................   $   1     $   2     $   7
                                                                     =====     =====     =====
  Income taxes paid...............................................   $  35     $  48     $  41
                                                                     =====     =====     =====

                  See Notes to Combined Financial Statements.

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

NOTE 1: OVERVIEW

BACKGROUND
     In November 1996, Westinghouse Electric Corporation (Westinghouse) announced that its Board of Directors had conditionally approved a plan for a strategic restructuring whereby Westinghouse would separate its media and industrial businesses into two separate publicly traded companies. The Westinghouse Board of Directors modified the separation plan in June 1997 such that the industrial businesses would consist primarily of the manufacturing and services businesses for the nuclear and fossil-fueled power generation industry and the government operations business.

     Westinghouse plans to separate its industrial businesses by way of a tax-free dividend to shareholders (the "Distribution"), forming a publicly traded company called Westinghouse Electric Company (the "Company"). The Company, currently a wholly owned subsidiary of Westinghouse, was incorporated in 1997.

     Westinghouse will effect a series of asset and stock transfers, and liability assumptions among itself and its subsidiaries (the "Restructuring") in order to separate Westinghouse's industrial business from its media businesses and Thermo King business unit. In connection with the Restructuring, Westinghouse and its subsidiaries will transfer to the Company all of the assets and liabilities related to the Power Generation, Energy Systems, and Government Operations business units. Additionally, the Company will receive and assume responsibility for assets and liabilities, including environmental and litigation-related liabilities, associated with Westinghouse's divested businesses, other than those businesses classified as discontinued operations by Westinghouse (the "Divested Businesses"), and asbestos and other toxic tort litigation-related liabilities. The pension and postretirement liabilities, as of the date of the Distribution (the "Distribution Date"), for certain employees of both Westinghouse's industrial business and Divested Businesses certain income tax benefits of the Company (see Note 5 to the Combined Financial Statements) will be retained by Westinghouse.

     Upon completion of the Restructuring and subject to the satisfaction of all the conditions to the Distribution, Westinghouse will distribute to each holder of record of Westinghouse common stock at the Distribution record date, certificates representing a specific number of shares of Company common stock based on a ratio to be determined, and cash in lieu of any fractional shares of Company common stock.

     Completion of the Restructuring and Distribution is subject to a number of conditions, including receipt of a favorable ruling from the Internal Revenue Service that the transaction will not be taxable for U.S. federal income tax purposes to Westinghouse or its shareholders, a credit facility being in place, and the registration statement being declared effective.

BASIS OF PRESENTATION
     The combined financial statements reflect the results of operations, financial position, changes in shareholder's equity, and cash flows of the businesses that will be transferred to the Company from Westinghouse in the Distribution. The combined financial statements have been prepared using the historical bases in the assets and liabilities and historical results of operations related to the Company's businesses. Changes in shareholder's equity represent the net loss of the Company and net cash transfers to or from Westinghouse. Additionally, the combined financial statements include allocations of certain other assets, liabilities, and expenses that will be transferred to the Company from Westinghouse. All material intercompany transactions and balances among the Company's businesses have been eliminated.

     General corporate overhead expenses related to Westinghouse's corporate headquarters and common support functions have been allocated to the Company based on the ratio of the Company's sales to those of Westinghouse, including sales of those businesses classified as discontinued operations by Westinghouse. Subsequent to the Distribution, the Company will perform these functions using its own resources or will purchase services and will be responsible for the costs and expenses associated with the management of a public corporation. Various interim services will be provided by both Westinghouse and the Company.

     The Company's financial statements include an estimate of the costs experienced by the Westinghouse pension and postretirement benefit plans for employees and retirees of the Company. Plan obligations accrued through the Distribution Date will be retained by Westinghouse.

     Management believes that the allocations made are reasonable. However, the financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in shareholder's equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

EARNINGS (LOSS) PER COMMON SHARE
     Historical earnings (loss) per share have not been presented because it would not be meaningful. Pro forma earnings (loss) per common share is calculated by dividing the net earnings (loss) by the number of shares of common stock to be outstanding after the Distribution. [Because the number of shares of common stock to be issued in the Distribution has not yet been determined, unaudited pro forma earnings (loss) per share is not presented. These determinations will be made prior to the effective date of this Information Statement and unaudited pro forma earnings (loss) per share will be furnished by amendment and reflected in the definitive Information Statement.]

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
     The combined financial statements include the accounts of the Energy Systems, Power Generation, and Government Operations business units along with certain other specified assets and liabilities after elimination of intercompany accounts and transactions. Investments in joint ventures and other companies in which the Company does not control but has the ability to exercise significant management influence over operating and financial policies are accounted for by the equity method.

REVENUE RECOGNITION
     Sales are recorded primarily as products are shipped and services are rendered. The percentage-of-completion method of accounting is used for major power generation projects with cycle times in excess of one year and major nuclear fuel and related equipment orders.

     Costs to obtain contracts are expensed as incurred. Estimates of costs to complete projects are reviewed periodically throughout the lives of the contracts as events occur and as uncertainties are resolved. When current contract estimates indicate a loss, provision is made for the entire loss, which is charged against operations in the period in which such loss is determined.

AMORTIZATION OF INTANGIBLE ASSETS
     Goodwill and other acquired intangible assets are amortized using the straight-line method over their estimated lives but not in excess of 40 years for assets acquired prior to January 1, 1994, and not in excess of 15 years for assets acquired after December 31, 1993.

INCOME TAXES
     Historically, the results of the Company's domestic operations have been included in the consolidated U.S. income tax return of Westinghouse. The results of the Company's foreign operations have been reported in their respective taxing jurisdictions along with the operations of other Westinghouse affiliates. The income tax benefit in the income statement is presented as if the Company had been eligible to be included in the consolidated tax returns of Westinghouse or other affiliates. Deferred tax assets associated with the net operating loss carryforwards for U.S. federal tax purposes have been recorded in the combined balance sheet. However, in connection with the Distribution, these benefits will be retained by Westinghouse. Current income tax liabilities are recorded through the invested equity account with Westinghouse.

     The recognition and measurement of income tax expense and deferred income taxes requires certain assumptions, allocations, and significant estimates. The income tax information included in these financial statements assumes that the Company's results are included in the Westinghouse consolidated U.S. federal tax returns. The Company's income tax expense is determined in accordance with the asset and liability method of accounting for income taxes.

CASH AND CASH EQUIVALENTS
     The Company considers all investment securities with a maturity of three months or less when acquired to be cash equivalents. All cash and temporary investments are placed with high credit quality financial institutions, and the amount of credit exposure to any one financial institution is limited. At December 31, 1996 and 1995, cash and cash equivalents included restricted funds of $9 million and $18 million, respectively.

INVENTORIES
     Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out (FIFO) basis, or market. The elements of cost included in inventories are direct labor, direct material, and certain overheads including factory depreciation. Long-term contracts in process include costs incurred plus estimated profits on contracts accounted for using the percentage-of-completion method.

PLANT AND EQUIPMENT
     Plant and equipment assets are recorded at cost and depreciated over their estimated useful lives. Depreciation is generally computed on the straight-line method based on useful lives of 27.5 to 60 years for buildings, 20 years for land improvements, 3 to 10 years for office equipment, and 3 to 12 years for machinery and transportation equipment. Leasehold improvements are amortized over the terms of the respective leases. Expenditures for additions and improvements are capitalized, and costs for repairs and maintenance are charged to operations as incurred. The Company limits capitalization of newly acquired assets to those assets with cost in excess of $1,500.

LEGAL COSTS
     When estimating the amount of probable loss to be recognized in connection with litigation matters, the Company includes estimated external legal costs through the expected date of settlement. All other legal costs are accounted for as period costs.

ENVIRONMENTAL COSTS
     Environmental expenditures that do not extend the service lives of assets or otherwise benefit future years are expensed. The Company records liabilities when environmental assessments or remedial efforts are probable, and the costs can be reasonably estimated. Such estimates are adjusted if necessary as new remediation requirements are defined or as more information becomes available.

     The Company accrues over their estimated remaining useful lives the anticipated future costs of environmental closure activities and decommissioning of nuclear licensed sites.

FOREIGN EXCHANGE
     The Company's foreign exchange policy includes matching purchases and sales in national currencies when possible and hedging unmatched transactions when appropriate. In accordance with this policy, the Company enters into various foreign exchange agreements to hedge receivables or payables. These agreements may be either foreign exchange forward or option contracts.

     Gains and losses on foreign currency contracts offset gains and losses resulting from currency fluctuations inherent in the underlying transactions. Gains and losses on contracts that hedge specific foreign currency commitments are deferred and recognized in net income in the period in which the transaction is consummated. The notional value of these contracts at December 31, 1996 was $123 million. See note 14 to the financial statements.

ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, contracts, and pensions based on currently available information. Changes in facts and circumstances may result in revised estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF
     During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS 121 did not have a material effect on the results of operations.

     Subsequent to the acquisition of an intangible or other long-lived asset, the Company continually evaluates whether later events and circumstances indicate the remaining estimated useful life of that asset may warrant revision or that the remaining carrying value of such an asset may not be recoverable. If definitive cash flows are not available for a specific intangible or other long-lived asset, the Company evaluates recoverability of the specific business to which the asset relates. When factors indicate that an intangible or other long-lived asset should be evaluated for possible impairment, the Company uses an estimate of the related asset's undiscounted future cash flows over the remaining life of that asset in measuring recoverability. If such an analysis indicates that impairment has in fact occurred, the Company writes down the book value of the intangible or other long-lived asset to its fair value.

STOCK-BASED COMPENSATION
     On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to measure compensation cost for stock-based awards using the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide pro forma net income and pro forma earnings per share disclosures as if the fair value based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and will provide the pro forma disclosure provisions of SFAS 123 when the Company issues stock-based awards.

NOTE 3: PENSIONS

     Substantially all Company employees are covered by a number of defined benefit pension plans sponsored either by Westinghouse or by the Company. Most plan benefits are based on either years of service and compensation levels at the time of retirement or a formula based on career earnings. Pension benefits are paid primarily from trusts funded by the Company, Westinghouse, and employee contributions.

     Company employees in the U.S. participate in plans sponsored by Westinghouse. For accounting purposes these plans were treated as multi-employer plans. Pension costs charged to the Company by Westinghouse for active and retired employees totalled $103 million, $128 million, and $140 million in 1996, 1995, and 1994, respectively. The portion of these amounts that represents the service cost for active Company employees was $32 million, $31 million and $54 million for the three respective years.

     For the Company employees who participate in Westinghouse pension plans, the pension obligation accrued through the Distribution Date will be retained by Westinghouse. At the time of the Distribution, the Company will establish defined benefit pension plans for U.S. employees who previously participated in the plan sponsored by Westinghouse. For an undetermined transition period, the benefits under the Company's plans are expected generally to mirror those under the Westinghouse plans.

     Certain employees in Canada and other international locations are covered by defined benefit pension plans sponsored by the Company. Included in the following tables are the net periodic pension cost and funded status of these plans.

     Net Periodic Pension Cost for Company-Sponsored Plans (in millions)

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                                1996     1995     1994
                                                                ----     ----     ----
        Service cost.........................................   $  2     $  2     $  2
        Interest cost on projected benefit obligation........     15       16       16
        Amortization of unrecognized net asset...............     (2)      (2)      (2)
        Amortization of unrecognized prior service cost......      1        1        1
        Amortization of unrecognized net loss................      3        4        3
                                                                ----     ----     ----
                                                                  19       21       20
                                                                ----     ----     ----
        Return on plan assets:
          Actual return on plan assets.......................    (19)     (15)     (20)
          Deferred gain (loss)...............................     --       (5)      --
                                                                ----     ----     ----
        Recognized return on plan assets.....................    (19)     (20)     (20)
                                                                ----     ----     ----
        Net periodic pension cost............................   $ --     $  1     $ --
                                                                ====     ====     ====

     For each of the three years, the assumed discount rate, increase in compensation levels and expected long-term rate of return on plan assets were 7%, 5%, and 9%, respectively.

     Funded Status of Company-Sponsored Pension Plans (in millions)

                                                                      AT DECEMBER 31
                                                                      ---------------
                                                                      1996      1995
                                                                      -----     -----
        Accumulated benefit obligation (substantially all
          vested).................................................    $(223)    $(232)
        Effect of projected future compensation levels............       (4)       (5)
                                                                      -----     -----
        Projected benefit obligation for service rendered to
          date....................................................     (227)     (237)
        Plan assets at fair value.................................      224       229
                                                                      -----     -----
        Projected benefit obligation in excess of plan assets.....       (3)       (8)
        Unrecognized net loss.....................................       37        42
        Prior service cost not yet recognized in net periodic
          pension cost............................................        9         8
        Unrecognized net asset....................................      (11)      (12)
                                                                      -----     -----
        Prepaid pension cost......................................       32        30
        Minimum pension liability.................................       --       (33)
                                                                      -----     -----
        Pension asset (liability) included in combined balance
          sheet...................................................    $  32     $  (3)
                                                                      =====     =====

     For financial reporting purposes, a pension plan is considered unfunded when the fair value of plan assets is less than the accumulated benefit obligation. When that is the case, a minimum pension liability is recognized for the sum of the unfunded amount plus any prepaid pension cost. In recognizing such a liability, a charge is made to shareholder's equity, net of any tax effects.

     At December 31, 1996, no minimum pension liability was required to be recognized. At December 31, 1995, a minimum pension liability of $33 million was recognized for the sum of the unfunded amount of $3 million plus the prepaid pension cost of $30 million. A charge to shareholder's equity of $33 million, which was reduced to $21 million due to deferred tax effects of $12 million, offset the pension liability. As a result of the year-end 1995 remeasurement, shareholder's equity was decreased by $1 million from December 31, 1994.

     The Company's restructuring activities in recent years contributed to a high level of lump sum distributions from the Westinghouse qualified pension fund, which settled the pension obligation to certain former employees of the Company. During 1994, these settlements reached a level requiring recognition of a pension settlement charge of $138 million.

NOTE 4: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, AND POSTEMPLOYMENT BENEFITS

     The Company's employees participate in postretirement plans sponsored either by Westinghouse or by the Company that provide defined medical, dental, and life insurance benefits for eligible retirees and dependents. The costs for these plans totalled $47 million in 1996, $61 million in 1995, and $46 million in 1994. Of these amounts, $44 million, $58 million, and $43 million, respectively, represent costs for active and retired employees of the Company who participate in a plan sponsored by Westinghouse. The portion of these amounts that represents the service costs for active Company employees was $7 million, $9 million, and $14 million for the three respective years. For accounting purposes, the plan sponsored by Westinghouse was treated as a multi-employer plan. The remaining $3 million of cost each year, consisting primarily of interest cost, represents net periodic postretirement benefit cost associated with the Company's international plans.

     For Company employees who participate in the Westinghouse postretirement benefit plan, the benefit obligation accrued through the Distribution Date will be retained by Westinghouse. At the time of the Distribution, the Company will establish a postretirement benefit plan for active employees who previously participated in the Westinghouse plan. For an undetermined transition period, the benefits under the Company's plan are expected generally to mirror those under the Westinghouse plan.

     The assumptions used to develop the net periodic postretirement benefit cost and the present value of benefit obligations for the international plans are shown below:

     Significant Postretirement Benefit Plan Assumptions

                                                                      AT DECEMBER 31
                                                                  ----------------------
                                                                  1996     1995     1994
                                                                  ----     ----     ----
        Discount rate..........................................     8%       9%       9%
        Health care cost trend rates...........................    10%*     11%*     15%*
        Compensation increase rate.............................     5%       5%       5%

---------

* The rate is assumed to decrease to 11% in 1995 and then ratably to 7% in 1999 and remain at that level thereafter.

     Net periodic postretirement benefit cost is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

NOTE 4: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, AND POSTEMPLOYMENT BENEFITS (CONTINUED)
     The funded status and amounts recognized in the Company's balance sheet at December 31, 1996 and 1995, all of which relates to the international plans were as follows:

     Funded Status of Company-Sponsored Postretirement Benefit Plans (in millions)

                                                                         AT DECEMBER
                                                                             31
                                                                        -------------
                                                                        1996     1995
                                                                        ----     ----
        Accumulated postretirement benefit obligation:
          Retirees...................................................   $(28)    $(26)
          Fully eligible, active plan participants...................     (7)      (6)
                                                                        ----     ----
             Total accumulated postretirement benefit obligation and
               accrued postretirement benefit cost...................   $(35)    $(32)
                                                                        ====     ====

     The effect of a 1% annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by approximately $5 million and would increase net periodic postretirement benefit cost by approximately $1 million.

     The Company provides certain postemployment benefits to former or inactive employees and their dependents during the time period following employment but before retirement. At December 31, 1996 and 1995, the Company's liability for postemployment benefits totalled $38 million and $39 million, respectively.

NOTE 5: INCOME TAXES

     The income tax benefit included in the combined statement of income is as follows:

     Income Tax Expense (Benefit) (in millions)

                                                              YEAR ENDED DECEMBER 31
                                                             -------------------------
                                                             1996      1995      1994
                                                             -----     -----     -----
        Current:
          Federal.........................................   $  15     $  28     $  23
          State...........................................      20         6         2
          Foreign.........................................      22        15        24
                                                             -----     -----     -----
             Total current income tax expense.............      57        49        49
                                                             -----     -----     -----
        Deferred:
          Federal.........................................    (385)     (140)      (50)
          State...........................................     (42)      (22)       (6)
          Foreign.........................................      --        16       (12)
                                                             -----     -----     -----
             Total deferred income tax benefit............    (427)     (146)      (68)
                                                             -----     -----     -----
             Income tax benefit...........................   $(370)    $ (97)    $ (19)
                                                             =====     =====     =====

     In addition to the amounts in the tables above, during 1996, 1995, and 1994, $12 million of income tax expense, $1 million of income tax benefit, and $11 million of income tax benefit, respectively, were recorded in shareholder's equity as part of the minimum pension liability adjustment. See note 3 to the financial statements.

     The foreign portion of the loss before income taxes and minority interest in income of subsidiaries included in the combined statement of income was income of $27 million in 1996 and $46 million in 1995 and a loss of $70 million in 1994. Such income or loss consisted of profits and losses generated from foreign operations that can be subject to both U.S. and foreign income taxes.

     Deferred federal income taxes have not been provided on cumulative undistributed earnings from foreign subsidiaries totaling $323 million at December 31, 1996, which have been reinvested for an indefinite time. It is not practicable to determine the income tax liability that would result were such earnings repatriated.

     Deferred income taxes result from temporary differences in the financial bases and tax bases of assets and liabilities. The types of differences that give rise to significant portions of deferred income tax liabilities or assets are shown in the following table:

     Deferred Income Taxes by Source (in millions)

                                                                      AT DECEMBER 31
                                                                     -----------------
                                                                      1996       1995
                                                                     ------     ------
        Deferred tax assets:
          Provision for expenses and losses.......................   $  839     $  581
          Net operating losses....................................      289        236
          Long-term contracts in process..........................       38         84
          Postretirement and postemployment benefits..............       26         31
          Other...................................................      105         74
                                                                     ------     ------
             Total deferred tax assets............................    1,297      1,006
        Valuation allowance.......................................      (47)       (58)
                                                                     ------     ------
        Net deferred tax asset....................................    1,250        948
                                                                     ------     ------
        Deferred tax liabilities:
          Accelerated depreciation and amortization...............      (81)       (72)
          Net pension asset.......................................      (11)        --
          Leasing activities......................................      (13)       (23)
          Other...................................................      (43)      (133)
                                                                     ------     ------
             Total deferred tax liabilities.......................     (148)      (228)
                                                                     ------     ------
        Deferred income taxes, net asset..........................   $1,102     $  720
                                                                     ======     ======

     The valuation allowance for deferred taxes reflects foreign tax credits not anticipated to be utilized of $18 million and operating loss carryforwards of certain foreign subsidiaries for which it is considered likely that the benefit will not be realized. At December 31, 1996, there were $42 million of net operating loss carryforwards attributable to foreign subsidiaries. Of this total, approximately $11 million has no expiration date. The remaining amount will expire not later than 2003.

     Deferred tax assets associated with the Company's net operating loss carryforwards for U.S. federal income tax purposes totalling $289 million at December 31, 1996 and $236 million at December 31, 1995 have been recognized in the balance sheet because these benefits are expected to be realized by Westinghouse. However, in connection with the Distribution, these deferred tax assets will be retained by Westinghouse. Realization of the remaining net deferred tax asset which totalled $813 million at December 31, 1996 and $484 million at December 31, 1995, will be reevaluated at the time of the Distribution. If this reevaluation had occurred at December 31, 1996, without relying on future taxable income other than that which could be generated through tax planning strategies, a valuation allowance of approximately $500 million would have been required. In the aggregate these adjustments would have reduced the net deferred tax asset and total shareholder's equity at December 31, 1996 by approximately $800 million. If no incremental deferred tax assets had been recorded in 1996, the net loss would have increased by approximately $400 million.

     A reconciliation of the applicable U.S. federal income tax rate to the effective tax rates reflected in the statement of income follows:

     Effective Tax Rate (in millions)

                                                                YEAR ENDED DECEMBER 31
                                                               -------------------------
                                                               1996      1995      1994
                                                               -----     -----     -----
        Federal income tax benefit at statutory rate........   (35.0)%   (35.0)%   (35.0)%
        Increase (decrease) in tax resulting from:
          Income taxes of prior years.......................      --       4.1       6.5
          Amortization of goodwill..........................     0.4       0.3       2.2
          Interest on prior years' federal income tax, net
             of federal effect..............................      --        --     (13.0)
          State income tax, net of federal effect...........    (0.1)     (3.4)     (3.3)
          Lower tax rate on income of foreign sales
             companies......................................    (0.6)     (1.0)     (5.4)
          Valuation allowance for deferred taxes............    (1.8)     (0.7)     (4.4)
          Loss of foreign tax credit........................    (0.3)      1.0       8.7
          Foreign rate differential.........................    (0.9)      1.0       5.2
          Nondeductible expenses............................     0.5       1.4       5.4
          Dividends from foreign investments................     0.2       0.7       7.6
          Other differences, net............................     1.7      (1.3)      4.8
                                                               -----     -----     -----
        Income tax benefit..................................   (35.9)%   (32.9)%   (20.7)%
                                                               =====     =====     =====

NOTE 6: CUSTOMER RECEIVABLES

     Customer receivables at December 31, 1996 included $109 million representing the sales value of material under long-term contracts not billed to customers. Billings will occur upon shipment of major components of the contracts. Collection of these receivables is expected to be substantially completed within one year.

     Allowances for doubtful accounts of $11 million at December 31, 1996 and 1995, were deducted from customer receivables. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

NOTE 7: INVENTORIES AND COSTS AND BILLINGS ON UNCOMPLETED CONTRACTS

     Inventories (in millions)

                                                                     AT DECEMBER 31
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        Raw materials...........................................   $   104     $    71
        Work in process.........................................       411         355
        Finished goods..........................................        65          62
                                                                   -------     -------
                                                                       580         488
        Long-term contracts in process..........................       985         838
        Progress payments to subcontractors.....................        45          20
        Recoverable engineering and development costs...........        68          50
                                                                   -------     -------
                                                                     1,678       1,396
        Inventoried costs related to contracts with progress
          billing terms.........................................    (1,061)       (856)
                                                                   -------     -------
        Inventories.............................................   $   617     $   540
                                                                   =======     =======

     Costs and Billings on Uncompleted Contracts (in millions)

                                                                     AT DECEMBER 31
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        Costs included in inventories...........................   $   841     $   729
        Progress billings on contracts..........................      (155)       (187)
                                                                   -------     -------
        Uncompleted contracts costs over related billings.......   $   686     $   542
                                                                   =======     =======
        Progress billings on contracts..........................   $   551     $   442
        Costs included in inventories...........................      (220)       (127)
                                                                   -------     -------
        Uncompleted contracts billings over related costs.......   $   331     $   315
                                                                   =======     =======

     Raw materials, work in process, and finished goods included contract-related costs of $481 million at December 31, 1996 and $306 million at December 31, 1995. Substantially all costs in long-term contracts in process, progress payments to subcontractors, and recoverable engineering and development costs were contract related.

     Inventories other than those related to long-term contracts are generally realized within one year. Inventoried costs do not exceed realizable values.

NOTE 8: PLANT AND EQUIPMENT

     Plant and Equipment (in millions)

                                                                     AT DECEMBER 31
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        Land and buildings......................................   $   378     $   392
        Machinery and equipment.................................     1,546       1,613
        Construction in progress................................       118         112
                                                                   -------     -------
        Plant and equipment, at cost............................     2,042       2,117
        Accumulated depreciation................................    (1,290)     (1,290)
                                                                   -------     -------
        Plant and equipment, net................................   $   752     $   827
                                                                   =======     =======

     For the years ended December 31, 1996, 1995, and 1994, depreciation expense totalled $107 million, $116 million, and $121 million, respectively. Of these amounts, $92 million, $98 million, and $101 million, respectively, were included in costs of products and services, and $15 million, $18 million, and $20 million, respectively, were included in marketing, administration and general expenses.

NOTE 9: INTANGIBLE AND NONCURRENT ASSETS

     Intangible and Noncurrent Assets (in millions)

                                                                         AT DECEMBER
                                                                             31
                                                                        -------------
                                                                        1996     1995
                                                                        ----     ----
        Goodwill.....................................................   $ 38     $ 52
        Other intangible assets......................................     23       26
        Prepaid pension asset (note 3)...............................     32       --
        Joint ventures and other affiliates..........................     89       33
        Noncurrent receivables.......................................    292       68
        Other........................................................     58      117
                                                                        ----     ----
        Intangible and noncurrent assets.............................   $532     $296
                                                                        ====     ====

     Goodwill is shown in the preceding table net of accumulated amortization of $12 million at December 31, 1996, and December 31, 1995. Other intangible assets are shown net of accumulated amortization of $11 million at December 31, 1996, and $8 million at December 31, 1995.

     Joint ventures and other affiliates include investments in companies over which the Company exercises significant influence but does not control.

NOTE 10: OTHER CURRENT LIABILITIES

     Other Current Liabilities (in millions)

                                                                         AT DECEMBER
                                                                             31
                                                                        -------------
                                                                        1996     1995
                                                                        ----     ----
        Accrued employee compensation................................   $107     $109
        Accrued product warranty.....................................     33       27
        Accrued restructuring costs..................................    138       45
        Liability for business dispositions..........................     71       88
        Accrued interest and insurance...............................    124      104
        Accrued expenses.............................................    307      256
        Short-term debt..............................................      6        5
        Environmental liabilities....................................     55       39
        Other........................................................    115       85
                                                                        ----     ----
        Other current liabilities....................................   $956     $758
                                                                        ====     ====

NOTE 11: OTHER NONCURRENT LIABILITIES

     Other Noncurrent Liabilities (in millions)

                                                                         AT DECEMBER
                                                                             31
                                                                        -------------
                                                                        1996     1995
                                                                        ----     ----
        Postretirement benefits (note 4).............................   $ 35     $ 32
        Postemployment benefits (note 4).............................     38       39
        Accrued restructuring costs..................................     22        8
        Liability for business dispositions..........................     87       19
        Long-term debt...............................................     --        4
        Other........................................................     86       76
                                                                        ----     ----
        Other noncurrent liabilities.................................   $268     $178
                                                                        ====     ====

NOTE 12: SHAREHOLDER'S EQUITY

     Shareholder's Equity (in millions)

                                                             1996       1995       1994
                                                            ------     ------     ------
        Minimum pension liability:
        Balance at January 1.............................   $  (21)    $  (20)    $   --
        Pension liability adjustments, net of deferred
          taxes (note 3).................................       21         (1)       (20)
                                                            ------     ------     ------
        Balance at December 31...........................   $   --     $  (21)    $  (20)
                                                            ------     ------     ------
        Cumulative foreign currency translation
          adjustments:
        Balance at January 1.............................   $  (17)    $  (18)    $  (21)
        Currency translation activity....................       13          1          3
                                                            ------     ------     ------
        Balance at December 31...........................   $   (4)    $  (17)    $  (18)
                                                            ------     ------     ------
        Invested equity:
        Balance at January 1.............................   $1,579     $1,760     $1,364
        Net loss.........................................     (665)      (202)       (77)
        Net transfer from Westinghouse...................      199         21        473
                                                            ------     ------     ------
        Balance at December 31...........................   $1,113     $1,579     $1,760
                                                            ------     ------     ------
        Shareholder's equity.............................   $1,109     $1,541     $1,722
                                                            ======     ======     ======

NOTE 13: STOCK-BASED COMPENSATION PLANS

     The Company intends to adopt long-term incentive and director compensation plans under which stock options, restricted stock, and other performance awards to employees and non-employee directors of the Company would be granted.

     Outstanding stock option awards issued prior to December 31, 1996 under the Westinghouse long-term incentive and director plans held by Company and Westinghouse employees and non-employee directors generally will be adjusted at the Distribution Date into a combination of both Company and Westinghouse stock options based on a distribution ratio to be determined. Stock option awards that are adjusted into awards of the Company's common stock will be assumed by the Company.

     The combined adjusted stock option awards will have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price, and the same vesting provisions, option periods, and other terms and conditions, except for certain reload features, as the original awards. The formula for determining the number of shares and exercise price per option will depend on the respective market values of Westinghouse common stock and Company common stock for a certain period prior to the Distribution. Accordingly, the Company cannot currently determine the exercise price per option for the stock option awards that the Company will assume.

     At December 31, 1996, there were 57.8 million shares of Westinghouse common stock subject to stock awards held by Company and Westinghouse employees and non-employee directors, 41.3 million of which were exercisable. The actual number of shares of Company common stock subject to stock option awards will be based on a distribution ratio to be determined.

NOTE 14: CONTINGENT LIABILITIES AND COMMITMENTS

URANIUM SETTLEMENTS
     In the late 1970's, Westinghouse provided for the estimated future costs for the resolution of all uranium supply contract suits and related litigation. The Company is assuming all obligations associated with settlement of these matters. The remaining uranium reserve balance includes assets required for certain settlement obligations and reserves for estimated future costs. The reserve balance at December 31, 1996, is deemed adequate considering all facts and circumstances known to management. The future obligations require providing the remainder of the fuel deliveries through 2013. The supply of equipment and services is essentially complete. Variances from estimates that may occur are considered in determining if an adjustment of the liability is necessary.

LEGAL MATTERS
     The Company will assume responsibility for a number of lawsuits brought against Westinghouse including the legal matters described below.

  Steam Generators
     Westinghouse has been defending various lawsuits brought by utilities claiming a substantial amount of damages in connection with alleged tube degradation in steam generators sold by Energy Systems as components of nuclear steam supply systems. Since 1993, settlement agreements have been entered resolving ten litigation claims. These agreements generally require the Company to provide certain products and services at prices discounted at varying rates. Two cases were resolved in favor of the Company after trial or arbitration. One steam generator lawsuit remains.

     At December 31, 1996, Westinghouse was also a party to five tolling agreements with utilities or utility plant owners' groups that have asserted steam generator claims. The tolling agreements delay initiation of any litigation for various specified periods of time and permit the parties time to engage in discussions.

  Asbestos
     The Company will assume responsibility for numerous lawsuits claiming various asbestos-related personal injuries, which allegedly occurred from use or inclusion of asbestos in certain Westinghouse products, generally in the pre-1970 time period. Typically, these lawsuits are brought against multiple defendants. Westinghouse was neither a manufacturer nor a producer of asbestos and oftentimes these lawsuits are dismissed on the basis that Westinghouse has no relationship to the products in question or the claimant did not have exposure to Westinghouse's product. At December 31, 1996, approximately 103,000 claims were outstanding.

     In court actions that have been resolved, Westinghouse has prevailed in the vast majority of the asbestos claims and has resolved others through settlement. Furthermore, Westinghouse has brought suit against certain of its insurance carriers with respect to these asbestos claims. Under the terms of a settlement agreement resulting from this suit, a substantial portion of the current costs and settlements associated with asbestos claims are being reimbursed by insurance carriers that have agreed to the settlement. The Company has recorded a liability for asbestos-related matters that are deemed probable and can be reasonably estimated, and has separately recorded an asset equal to the amount of such estimated liabilities that will be recovered pursuant to agreements with insurance carriers. The Company cannot reasonably estimate costs for unasserted asbestos claims.

  General
     Litigation is inherently uncertain and always difficult to predict. Substantial damages are sought in the steam generator claims, certain groupings of asbestos claims, and other litigation; and, although management believes a significant adverse judgment is unlikely, any such judgment could have a material adverse effect on the Company's results of operations for a quarter or a year. However, based on its understanding and evaluation of the relevant facts and circumstances, management believes that the Company has meritorious defenses to the litigation described above and that the Company has adequately provided for costs arising from potential settlement of these matters when in the best interest of the Company. Management believes that the existing litigation should not have a material adverse effect on the financial condition of the Company.

ENVIRONMENTAL MATTERS
     Compliance with federal, state and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes, and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations and technology; the adequacy of information available for individual sites; the extended time periods over which site remediation occurs; and the identification of new sites. The Company has, however, recognized an estimated liability, measured in current dollars, for those sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company recognizes changes in estimates as new remediation requirements are defined or as more information becomes available. In connection with the Distribution, the Company will assume all of the environmental liabilities associated with its current businesses as well as those related to certain Westinghouse businesses that were previously divested.

     With regard to remedial actions under federal and state Superfund laws, the Company has been named a potentially responsible party at numerous sites located throughout the country. At many of these sites, the Company is either not a responsible party or its site involvement is very limited or de minimis. However, the Company may have varying degrees of cleanup responsibilities at approximately 75 sites. The Company believes that any liability incurred for cleanup at these sites will be satisfied over a number of years, and in many cases, the costs will be shared with other responsible parties. These sites include certain sites for which the Company, as part of an agreement for sale, has retained obligations for remediation of environmental contamination and for other Comprehensive Environmental Response Compensation and Liability Act issues.

     In the second quarter of 1996, the Company and its external consultants completed a study to evaluate the Company's environmental remediation strategies. Based on the costs associated with the most probable alternative remediation strategy for the above-mentioned sites, the Company has an accrued liability of $359 million, of which $175 million was recognized in the second quarter of 1996. Depending on the remediation alternatives ultimately selected, the costs related to these sites could differ from the amounts currently accrued. The accrued liability includes $261 million for site investigation and remediation, and $98 million for post-closure and monitoring activities. Management anticipates that the majority of expenditures for site investigation and remediation will occur during the next five to ten years. Expenditures for post-closure and monitoring activities will be made during periods of up to 30 years.

  Other
     The Company has assumed responsibility for several administrative actions alleging violations of federal, state, or local environmental regulations. For these matters, the Company has estimated its remaining reasonably possible costs and determined them to be immaterial.

     The Company currently manages under contract several government-owned facilities that, among other things, are engaged in the remediation of hazardous and nuclear wastes. To date, under the terms of the contracts, the Company is not responsible for costs associated with environmental liabilities, including environmental cleanup costs, except under certain circumstances associated with the willful misconduct or lack of good faith of its managers or their failure to exercise prudent business judgment. There are currently no material claims for which the Company believes it is responsible.

     The Company has or will have responsibilities for environmental closure activities or decommissioning of nuclear licensed sites. The Company has estimated that the total potential cost to be incurred for these actions is approximately $91 million, of which $23 million was accrued at December 31, 1996. The Company's policy is to accrue these costs over the estimated life of the individual facilities, which in most cases approximates 20 years. The anticipated annual costs currently being accrued are $6 million.

     Capital expenditures related to environmental compliance in 1996 and 1995 totalled $5 million and $4 million, respectively. Operating expenses that are recurring and associated with managing hazardous waste and pollutants in ongoing operations totalled $5 million in 1996 and 1995.

     Management believes, based on its best estimate, that the Company has adequately provided for its present environmental obligations and that complying with existing government regulations will not materially impact the Company's financial position, liquidity, or results of operations.

COMMITMENTS
     In the ordinary course of business, standby letters of credit and surety bonds are issued on behalf of the Company related to performance obligations primarily under contracts with customers.

     The Company's commitments consist primarily of those for the purchase of plant and equipment totaling approximately $39 million at December 31, 1996.

HEDGING
     The following is a schedule of the Company's foreign currency contracts, their maturities in U.S. dollar equivalents, and the unrealized gain or loss on these contracts as of December 31, 1996. These contracts are entered into with high credit quality financial institutions, at customary terms.

     Foreign Currency Contracts (in millions)

                                                 NOTIONAL     MATURES     MATURES     UNREALIZED
                       CURRENCY                   AMOUNTS     IN 1997     IN 1998        LOSS
        --------------------------------------   ---------    --------    --------    -----------
        Saudi Riyal...........................     $  76        $ 55        $ 21          $--
        Belgian Franc.........................        17          17          --           --
        British Pound.........................        17          17          --           (2)
        Canadian Dollar.......................         6           6          --           --
        Other Currencies......................         7           7          --           --
                                                 ---------    --------       ---          ---
          Total...............................     $ 123        $102        $ 21          $(2)
                                                 =======      =======     =======     =========

NOTE 15: LEASES

     The Company has commitments under operating leases for certain machinery and equipment and facilities used in various operations. Rental expense for operations in 1996, 1995, and 1994 was $74 million, $74 million, and $86 million, respectively. These amounts include immaterial amounts for contingent rentals. Rental expense included sublease income totaling $5 million, $7 million and $5 million for 1996, 1995, and 1994, respectively.

     Minimum Rental Payments (in millions)

                            AT DECEMBER 31, 1996                   LEASE OBLIGATIONS
            ----------------------------------------------------   -----------------
              1997..............................................         $  63
              1998..............................................            52
              1999..............................................            49
              2000..............................................            54
              2001..............................................            42
              Subsequent years..................................           156
                                                                        ------
                 Minimum rental payments........................         $ 416
                                                                   ==============

NOTE 16: OTHER INCOME AND EXPENSES, NET

     Other Income and Expenses, Net (in millions)

                                                               YEAR ENDED DECEMBER 31
                                                              ------------------------
                                                              1996      1995     1994
                                                              -----     ----     -----
        Miscellaneous interest income......................   $  16     $  5     $   2
        Loss on disposition of other assets, net...........    (147)      --       (17)
        Foreign currency transaction and high-inflation
          translation effect...............................      (3)      (6)       (1)
        Pension settlement loss (note 3)...................      --       --      (138)
        Other..............................................      (6)     (12)       (1)
                                                              -----     ----     -----
        Other income and expenses, net.....................   $(140)    $(13)    $(155)
                                                              =====     ====     =====

NOTE 17: RESTRUCTURING, LITIGATION AND OTHER MATTERS

     The Company has undertaken a number of actions to downsize its businesses and resolve various litigation and other matters. Certain of these actions resulted in the recognition of charges to operating profit.

     Restructuring, Litigation and Other Matters (in millions)

                                                                 YEAR ENDED DECEMBER 31
                                                                 ----------------------
                                                                 1996     1995     1994
                                                                 ----     ----     ----
        Restructuring.........................................   $210     $ 58     $21
        Litigation matters....................................    458      236      --
        Impairment of assets..................................     15       --      --
        Environmental remediation activities..................    175       --      --
        Other.................................................     30       --      --
                                                                 ----     ----     ----
          Total...............................................   $888     $294     $21
                                                                 ====     ====     ====

     In recent years, the Company has restructured many of its businesses and the Westinghouse corporate headquarters in an effort to reduce its cost structure and remain competitive in its markets. Costs for restructuring the corporate headquarters represent the Company's share of the total cost incurred by Westinghouse for the downsizing programs. Restructuring activities primarily involve the separation of employees, the closing of facilities, the termination of leases, and the exiting of product lines. Costs for restructuring activities are limited to incremental costs that directly result from the restructuring activities and that provide no future benefit to the Company.

     A summary of restructuring charges by business segment follows:

     Restructuring Costs by Segment (in millions)

                                                                 YEAR ENDED DECEMBER 31
                                                                 ----------------------
                                                                 1996     1995     1994
                                                                 ----     ----     ----
        Power Generation......................................   $ 68     $28      $(5)
        Energy Systems........................................    113      16       26
        Government Operations.................................      8      --       --
        Corporate & Other.....................................     21      14       --
                                                                 ----     ----     ----
          Total...............................................   $210     $58      $21
                                                                 ====     ====     ====

     Generally, separated employees received benefits such as layoff income benefits, permanent job separation benefits, retraining and/or outplacement assistance. The amount included for these benefits in the restructuring charge represents the incremental cost of such benefits over those amounts previously accrued under SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

     Based on the Company's current estimates, summarized below are the restructuring costs by category of expenditure:

     Restructuring Costs by Category of Expenditure (dollars in millions)

                                                                 YEAR ENDED DECEMBER 31
                                                                 ----------------------
                                                                 1996     1995     1994
                                                                 ----     ----     ----
        Number of employee separations........................   2,225    855      490
                                                                 ----     ----     ----
        Employee separation costs.............................   $165     $52      $37
        Pension and postretirement curtailment costs..........     13      --       --
        Asset writedowns......................................     21       3       --
        Facility closure/rationalization costs................     13       3       --
        Adjustments of prior plans............................     (2)     --      (16)
                                                                 ----     ----     ----
          Total charge to operations..........................   $210     $58      $21
                                                                 ====     ====     ====

     Of the employee separations in the 1996 plans, 44% were completed at December 31, 1996. For the 1995 and 1994 plans, 86% and 100%, respectively, were completed at December 31, 1996. The majority of the remaining separations are expected to be completed in 1997. Employee separation costs generally are paid over a period of up to two years following their separation.

     The following is a reconciliation of the restructuring liability:

     Reconciliation of Restructuring Liability (in millions)

        Balance at January 1, 1994...........................................   $ 184
        Provision for restructuring..........................................      21
        Cash expenditures....................................................    (110)
        Noncash expenditures.................................................     (20)
                                                                                -----
        Balance at December 31, 1994.........................................      75
                                                                                -----
        Provision for restructuring..........................................      58
        Cash expenditures....................................................     (80)
        Noncash expenditures.................................................      --
                                                                                -----
        Balance at December 31, 1995.........................................      53
                                                                                -----
        Provision for restructuring..........................................     210
        Cash expenditures....................................................     (62)
        Noncash expenditures.................................................     (41)
                                                                                -----
        Balance at December 31, 1996.........................................   $ 160
                                                                                 ====

     The Company will be reimbursed by Westinghouse for accrued liabilities associated with restructuring programs initiated prior to the Distribution that are unpaid at the Distribution Date.

NOTE 18: SEGMENT INFORMATION

     The Company has global operations in the principal business areas of power generation systems and chemical and nuclear materials management. The Company's businesses are aligned for reporting purposes into the following three segments:
Power Generation, Energy Systems, and Government Operations. Results of international activities, including manufacturing, export sales, and foreign licensee income, are included in the financial information of the segment that has operating responsibility.

     Power Generation designs, manufactures, installs and services steam and combustion turbine generators, as well as constructs turn-key power plants worldwide.

     Energy Systems services the domestic and international electric power industry by supplying fuel and a wide range of operating plant services for nuclear facilities. Through its Process Control Division, Energy Systems provides distributed control, communications, data acquisition, and information systems to electric utilities and for a variety of other processes and specialty applications. Other Energy Systems reflects activities arising from certain litigation involving products sold by Energy Systems.

     Government Operations includes management services for certain government-owned facilities under contracts with the U.S. Department of Energy
(DOE) and the U.S. Department of Defense (DOD), management of nuclear reactor programs for the U.S. Navy, and management of a chemical agent destruction program for the DOD.

     Corporate & Other includes corporate activities that are managed for the benefit of the entire Company and the results of operations for the Company's non-strategic businesses.

     Segment sales of products and services include products that are transferred between segments, generally at inventoried cost plus a margin. Segment operating profit or loss consists of sales of products and services less segment operating expenses, which include costs of products and services, marketing, administration and general expenses, and depreciation and amortization.

     Segment operating profit for 1996, 1995, and 1994 also included special charges consisting of costs for restructuring, litigation, and other matters (see note 14 to the financial statements) as follows:

     Special Charges Included in Segment Operating Profit (in millions)

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                                1996     1995     1994
                                                                ----     ----     ----
        Power Generation.....................................   $ 73     $ 28     $ (5)
                                                                ----     ----     ----
        Energy Systems.......................................    124       16       26
        Other Energy Systems.................................    289      236       --
                                                                ----     ----     ----
        Energy Systems, net..................................    413      252       26
                                                                ----     ----     ----
        Government Operations................................      8       --       --
        Corporate & Other....................................    394       14       --
                                                                ----     ----     ----
        Total................................................   $888     $294     $ 21
                                                                ====     ====     ====

     Sales of Products and Services and Operating Profit by Segment (in millions)

                                                                   YEAR ENDED
                                           -----------------------------------------------------------
                                                SALES OF PRODUCTS                    OPERATING
                                                   AND SERVICES                    PROFIT (LOSS)
                                           ----------------------------      -------------------------
                                            1996       1995       1994       1996      1995      1994
                                           ------     ------     ------      -----     -----     -----
Power Generation........................   $2,172     $1,718     $1,630      $ (75)    $ (57)    $  82
                                           ------     ------     ------      -----     -----     -----
Energy Systems..........................    1,234      1,369      1,364        (30)      114       114
Other Energy Systems....................     (172)      (138)      (149)      (362)     (305)      (79)
                                           ------     ------     ------      -----     -----     -----
Energy Systems, net.....................    1,062      1,231      1,215       (392)     (191)       35
                                           ------     ------     ------      -----     -----     -----
Government Operations...................      121        155        133         63        81        77
Corporate & Other.......................      149        360        598       (486)     (113)     (123)
Intersegment sales......................      (37)       (30)       (46)        --        --        --
                                           ------     ------     ------      -----     -----     -----
Total...................................   $3,467     $3,434     $3,530      $(890)    $(280)    $  71
                                           ======     ======     ======      =====     =====     =====

     Other Segment Financial Information (in millions)

                                                          AT OR FOR THE YEAR ENDED DECEMBER 31
                                      ----------------------------------------------------------------------------
                                                                       DEPRECIATION AND
                                         IDENTIFIABLE ASSETS             AMORTIZATION         CAPITAL EXPENDITURES
                                      --------------------------     --------------------     --------------------
                                       1996      1995      1994      1996    1995    1994     1996    1995    1994
                                      ------    ------    ------     ----    ----    ----     ----    ----    ----
Power Generation...................   $1,718    $1,605    $1,383     $ 46    $ 44    $ 46     $38     $ 64    $ 48
                                      ------    ------    ------     ----    ----    ----     ----    ----    ----
Energy Systems.....................      876       929       981       47      49      49      34       37      39
Other Energy Systems...............        2        24        33       --      --      --      --       --      --
                                      ------    ------    ------     ----    ----    ----     ----    ----    ----
Energy Systems, net................      878       953     1,014       47      49      49      34       37      39
                                      ------    ------    ------     ----    ----    ----     ----    ----    ----
Government Operations..............       60        99        83        3       1       2       2        2       2
Corporate & Other..................    1,885     1,186     1,321       17      26      30       1       21      21
                                      ------    ------    ------     ----    ----    ----     ----    ----    ----
Total..............................   $4,541    $3,843    $3,801     $113    $120    $127     $75     $124    $110
                                      ======    ======    ======     =====   =====   =====    =====   =====   =====

     Corporate & Other assets in the table above are not identifiable to operating segments and principally include cash and cash equivalents, deferred income taxes, plant and equipment associated with corporate headquarters, and certain noncurrent receivables.

     Included in income is income of subsidiaries located outside the United States. These subsidiaries reported net income of $15 million in 1996, $31 million in 1995, and a net loss of $10 million in 1994. Subsidiaries located outside the United States comprised 20.3% of total assets in 1996, 13.6% in 1995, and 14.9% in 1994. Subsidiaries located outside the United States comprised 5.2% of total liabilities in 1996, 7.7% in 1995, and 8.1% in 1994.

     The following table reflects selected financial information based on the geographic area where the sale originated:

     Financial Information by Geographic Area (in millions)

                                                             AT OR FOR THE YEAR ENDED
                                                                   DECEMBER 31
                                                           ----------------------------
                                                            1996       1995       1994
                                                           ------     ------     ------
        Sales of products and services:
          U.S..........................................    $2,973     $2,900     $3,023
          Outside the U.S..............................       494        534        507
                                                           ------     ------     ------
        Sales of products and services.................    $3,467     $3,434     $3,530
                                                           ------     ------     ------
        Operating profit (loss):
          U.S..........................................    $ (922)    $ (332)    $   55
          Outside the U.S..............................        32         52         16
                                                           ------     ------     ------
        Operating profit (loss)........................    $ (890)    $ (280)    $   71
                                                           ------     ------     ------
        Segment identifiable assets:
          U.S..........................................    $3,617     $3,319     $3,235
          Outside the U.S..............................       924        524        566
                                                           ------     ------     ------
        Segment identifiable assets....................    $4,541     $3,843     $3,801
                                                           ======     ======     ======

     The Company sells products manufactured domestically to customers throughout the world using domestic divisions and subsidiaries doing business primarily outside the United States. Generally, products manufactured outside the United States are sold outside the United States.

     Sales of Products and Services Outside the U.S. (in millions)

                                                             YEAR ENDED DECEMBER 31
                                    -------------------------------------------------------------------------
                                            1996                      1995                      1994
                                    ---------------------     ---------------------     ---------------------
                                    AMOUNT     % OF SALES     AMOUNT     % OF SALES     AMOUNT     % OF SALES
                                    ------     ----------     ------     ----------     ------     ----------
Subsidiaries outside the U.S.:
  Europe, Africa, Middle East....   $  167          4.8%      $  227         6.6%        $240          6.8%
  Canada.........................      274          7.9%         257         7.5%         201          5.7%
  All other......................       53          1.5%          50         1.5%          66          1.9%
                                    ------     ----------     ------       -----        ------       -----
Total............................   $  494         14.2%      $  534        15.6%        $507         14.4%
                                    ======     ========       ======     ========       ======     ========
U.S. exports:
  Europe, Africa, Middle East....   $  324          9.4%      $  302         8.8%        $376         10.6%
  Asia-Pacific...................      639         18.4%         716        20.8%         413         11.7%
  Latin America..................      271          7.8%         102         3.0%         143          4.1%
  Canada.........................       11          0.3%          20         0.6%          14          0.4%
                                    ------     ----------     ------       -----        ------       -----
Total............................   $1,245         35.9%      $1,140        33.2%        $946         26.8%
                                    ======     ========       ======     ========       ======     ========

     Purchases by the U.S. Government and its agencies accounted for 8.2% of sales of products and services during 1996, 10.2% in 1995 and 9.0% in 1994. Sales to the utility segment accounted for 62.1% of sales of products and services during 1996, 56.1% in 1995, and 58.4% in 1994.

     Research and Development (in millions)

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                                1996     1995     1994
                                                                ----     ----     ----
        Company-sponsored:
          Power Generation..................................    $ 17     $ 24     $ 45
          Energy Systems....................................      12       16       21
          Government Operations.............................       1       --       --
          Corporate & Other.................................       4        2       10
        Customer-sponsored:
          Power Generation..................................      21       10        7
          Energy Systems....................................      52       56       40
          Government Operations.............................      --       --       --
          Corporate & Other                                       26       45       52
                                                                ----     ----     ----
        Total research and development expenditures.........    $133     $153     $175
                                                                ====     ====     ====

NOTE 19: FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using the best available market information and appropriate valuation methodologies. However, considerable judgment is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange or the value that ultimately will be realized by the Company upon maturity or disposition. Additionally, because of the variety of valuation techniques permitted under SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," comparability of fair values among entities may not be meaningful. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

     Fair Value of Financial Instruments (in millions)

                                           AT DECEMBER 31, 1996                         AT DECEMBER 31, 1995
                                   ------------------------------------         ------------------------------------
                                   CARRYING     ESTIMATED      CONTRACT         CARRYING     ESTIMATED      CONTRACT
                                    AMOUNT      FAIR VALUE      AMOUNT           AMOUNT      FAIR VALUE      AMOUNT
                                   --------     ----------     --------         --------     ----------     --------
ASSETS:
Cash and cash equivalents......      $ 87          $ 87          $ --             $ 83          $ 83          $ --
Noncurrent customer and other
  receivables..................       292           286            --               68            64            --
LIABILITIES:
Short-term debt................         6             6            --                5             5            --
Long-term debt.................        --            --            --                4             4            --
OFF-BALANCE SHEET FINANCIAL
  INSTRUMENTS:
Foreign currency exchange
  contracts:
  Unrealized gains (losses)....        --            (2)           --               --             5            --
Letters of credit..............        --            --           412               --            --           451

     The following methods and assumptions were used to estimate the fair value of financial instruments for which it was practicable to estimate that value.

CASH AND CASH EQUIVALENTS
     The carrying amount for cash and cash equivalents approximates fair value.

NONCURRENT CUSTOMER AND OTHER RECEIVABLES
     The fair value of noncurrent customer and other receivables is estimated by discounting the expected future cash flows at interest rates commensurate with the creditworthiness of the customers and other third parties.

SHORT-TERM DEBT
     The carrying amount of the Company's borrowings under credit facilities and other arrangements approximate fair value.

LONG-TERM DEBT
     The fair value of long-term debt has been estimated using quoted market prices or discounted cash flow methods based on the Company's current borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

FOREIGN CURRENCY EXCHANGE CONTRACTS
     The fair value of foreign exchange contracts is based on quoted market prices to terminate the contracts.

NOTE 20: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly Financial Information (in millions)

                                              1996 QUARTER ENDED                             1995 QUARTER ENDED
                                  ------------------------------------------     ------------------------------------------
                                  DEC. 31    SEPT. 30    JUNE 30    MARCH 31     DEC. 31    SEPT. 30    JUNE 30    MARCH 31
                                  -------    --------    -------    --------     -------    --------    -------    --------
Sales of products and
  services......................  $1,186       $823       $ 788      $  670      $1,102       $775       $ 872       $685
Gross margin....................     294        145         124          49         249        114         137         68
Restructuring, litigation, and
  other matters.................    (135)        --        (175)       (578)       (200)       (89)         (5)        --
Operating profit (loss).........       3          1        (215)       (679)       (109)       (98)        (15)       (58)
Other income and expenses,
  net...........................       8          2           1        (151)         (6)        (1)         (4)        (2)
Net income (loss)...............       4          1        (137)       (533)        (79)       (68)        (14)       (41)

                         WESTINGHOUSE ELECTRIC COMPANY

                     CONDENSED COMBINED STATEMENT OF INCOME
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS
                                                                              ENDED MARCH 31
                                                                              ---------------
                                                                              1997      1996
                                                                              -----     -----
                                                                              (UNAUDITED)
Sales of products and services............................................    $ 650     $ 670
Costs of products and services sold.......................................     (619)     (621)
Restructuring, litigation and other matters (notes 2 and 3)...............       --      (578)
Marketing, administration and general expenses............................     (154)     (150)
                                                                              -----     -----
Operating loss............................................................     (123)     (679)
Other income and expenses, net (note 4)...................................       (6)     (151)
Interest expense..........................................................       --        (1)
                                                                              -----     -----
Loss before income taxes and minority interest in income of
  subsidiaries............................................................     (129)     (831)
Income tax benefit........................................................       49       299
Minority interest in income of subsidiaries...............................       --        (1)
                                                                              -----     -----
Net loss..................................................................    $ (80)    $(533)
                                                                              =====     =====
Unaudited pro forma net loss per common share (note 1)....................
                                                                              =====

             See Notes to Condensed Combined Financial Statements.

                         WESTINGHOUSE ELECTRIC COMPANY

                        CONDENSED COMBINED BALANCE SHEET
                                 (IN MILLIONS)

                                                                                  AT DECEMBER 31, 1996
                                                             AT MARCH 31, 1997    --------------------
                                                             -----------------
                                                             (UNAUDITED)
ASSETS:
  Cash and cash equivalents...............................        $    47                $   87
  Customer receivables....................................            611                   643
  Inventories (note 5)....................................            691                   617
  Uncompleted contracts costs over related billings.......            661                   686
  Deferred income taxes...................................            362                   354
  Prepaid and other current assets........................             90                   122
                                                                  -------               -------
  Total current assets....................................          2,462                 2,509
  Plant and equipment, net................................            733                   752
  Deferred income taxes, noncurrent.......................            791                   748
  Intangible and noncurrent assets (note 6)...............            549                   532
                                                                  -------               -------
     Total assets.........................................        $ 4,535                $4,541
                                                             =============        ================
LIABILITIES AND SHAREHOLDER'S EQUITY:
  Accounts payable........................................        $   363                $  610
  Uncompleted contracts billings over related costs.......            407                   331
  Other current liabilities (note 7)......................            876                   956
                                                                  -------               -------
  Total current liabilities...............................          1,646                 1,897
  Settlements and other accrued liabilities...............            940                   959
  Environmental liabilities...............................            298                   304
  Other noncurrent liabilities (note 7)...................            227                   268
                                                                  -------               -------
     Total liabilities....................................          3,111                 3,428
                                                                  -------               -------
  Contingent liabilities and commitments (note 8)
  Minority interest in equity of subsidiaries.............              7                     4
  Shareholder's equity:
     Cumulative foreign currency translation
       adjustments........................................             (7)                   (4)
     Invested equity......................................          1,424                 1,113
                                                                  -------               -------
  Total shareholder's equity..............................          1,417                 1,109
                                                                  -------               -------
  Total liabilities and shareholder's equity..............        $ 4,535                $4,541
                                                             =============        ================

             See Notes to Condensed Combined Financial Statements.

                         WESTINGHOUSE ELECTRIC COMPANY

                   CONDENSED COMBINED STATEMENT OF CASH FLOWS
                                 (IN MILLIONS)

                                                                               THREE MONTHS
                                                                              ENDED MARCH 31
                                                                              ---------------
                                                                              1997      1996
                                                                              -----     -----
                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net loss................................................................    $ (80)    $(533)
  Adjustments to reconcile net loss to net cash used by
  operating activities:
     Depreciation and amortization........................................       24        33
     Losses on asset dispositions.........................................       --       151
     Changes in assets and liabilities, net of effects of acquisitions and divestitures of businesses:
       Receivables, current and noncurrent................................       32        95
       Inventories........................................................      (74)     (131)
       Progress payments net of costs on uncompleted contracts............      101       (97)
       Deferred and current income taxes..................................      (50)     (337)
       Accounts payable...................................................     (247)     (171)
       Settlements and accrued costs......................................      (65)      600
       Environmental liabilities..........................................       (7)       (9)
       Accrued restructuring..............................................      (60)       58
       Other assets and liabilities.......................................       10       (73)
                                                                              -----     -----
Cash used by operating activities.........................................     (416)     (414)
                                                                              -----     -----
Cash flows from investing activities:
  Business acquisitions...................................................       --       (10)
  Capital expenditures....................................................      (14)      (16)
                                                                              -----     -----
Cash used by investing activities.........................................      (14)      (26)
                                                                              -----     -----
Cash flows from financing activities:
  Net increase (reduction) in short-term debt.............................       (1)        2
  Repayments of long-term debt............................................       --        (4)
  Net transfer from Westinghouse..........................................      391       384
                                                                              -----     -----
Cash provided by financing activities.....................................      390       382
                                                                              -----     -----
Decrease in cash and cash equivalents.....................................      (40)      (58)
Cash and cash equivalents at beginning of period..........................       87        83
                                                                              -----     -----
Cash and cash equivalents at end of period................................    $  47     $  25
                                                                              =====     =====
Supplemental disclosure of cash flow information:
  Interest paid...........................................................    $  --     $   1
                                                                              =====     =====
  Income taxes paid.......................................................    $   2     $   6
                                                                              =====     =====

             See Notes to Condensed Combined Financial Statements.

              NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1: OVERVIEW

BACKGROUND
     In November 1996, Westinghouse announced that its Board of Directors had conditionally approved a plan for a strategic restructuring whereby Westinghouse would separate its media and industrial businesses into two separate publicly traded companies. The Westinghouse Board of Directors modified the separation plan in June 1997 such that the industrial businesses would consist primarily of the manufacturing and services businesses for the nuclear and fossil-fueled power generation industry and the government operations business.

     Westinghouse plans to separate its industrial businesses by way of a tax-free dividend to shareholders, forming a publicly traded company called Westinghouse Electric Company. The Company, currently a wholly owned subsidiary of Westinghouse, was incorporated in 1997.

     Westinghouse will effect a series of asset and stock transfers, and liability assumptions among itself and its subsidiaries in order to separate Westinghouse's industrial business from its media businesses and Thermo King business unit. In connection with the Restructuring, Westinghouse and its subsidiaries will transfer to the Company all of the assets and liabilities related to the Power Generation, Energy Systems, and Government Operations business units. Additionally, the Company will receive and assume responsibility for assets and liabilities, including environmental and litigation-related liabilities, associated with Divested Businesses, and asbestos and other toxic tort litigation-related liabilities. The pension and postretirement liabilities, as of the Distribution Date, for certain employees of both Westinghouse's industrial business and Divested Businesses certain income tax benefits of the Company as well as will be retained by Westinghouse.

     Upon completion of the Restructuring and subject to the satisfaction of all the conditions to the Distribution, Westinghouse will distribute to each holder of record of Westinghouse common stock at the Distribution record date, certificates representing a specific number of shares of Company common stock based on a ratio to be determined, and cash in lieu of any fractional shares of Company common stock.

     Completion of the Restructuring and Distribution is subject to a number of conditions, including receipt of a favorable ruling from the Internal Revenue Service that the transaction will not be taxable for U.S. federal income tax purposes to Westinghouse or its shareholders, a credit facility being in place, and the registration statement being declared effective.

BASIS OF PRESENTATION
     The condensed combined financial statements reflect the results of operations, financial position, changes in shareholder's equity, and cash flows of the businesses that will be transferred to the Company from Westinghouse in the Distribution. The condensed combined financial statements have been prepared using the historical bases in the assets and liabilities and historical results of operations related to the Company's businesses. Changes in shareholder's equity represent the net loss of the Company and net cash transfers to or from Westinghouse. Additionally, the condensed combined financial statements include allocations of certain other assets, liabilities, and expenses that will be transferred to the Company from Westinghouse. All material intercompany transactions and balances among the Company's businesses have been eliminated.

     General corporate overhead expenses related to Westinghouse's corporate headquarters and common support functions have been allocated to the Company based on the ratio of the Company's sales to those of Westinghouse, including sales of those businesses classified as discontinued operations by Westinghouse. Subsequent to the Distribution, the Company will perform these functions using its own resources or will purchase services and will be responsible for the costs and expenses associated with the management of a public corporation. Various interim services will be provided by both Westinghouse and the Company.

     The Company's financial statements include an estimate of the costs experienced by the Westinghouse pension and postretirement benefit plans for employees and retirees of the Company. Plan obligations accrued through the Distribution Date will be retained by Westinghouse.

     The income tax benefit in the income statement is presented as if the Company had been eligible to be included in the consolidated tax returns of Westinghouse or other affiliates. Deferred tax assets associated with the Company's net operating loss carryforwards for U.S. federal income tax purposes totalling $329 million have been recognized in the balance sheet because these benefits are expected to be realized by Westinghouse. However, in connection with the Distribution, these deferred tax assets will be retained by Westinghouse. Realization of the remaining net deferred tax asset of $824 million will be reevaluated at the time of the Distribution. If this reevaluation had occurred at March 31, 1997, without relying on future taxable income other than that which could be generated through tax planning strategies, a valuation allowance of approximately $500 million would have been required. In the aggregate these adjustment would have reduced the net deferred tax asset and total shareholder's equity at March 31, 1997 by approximately $800 million. If no incremental deferred tax assets had been recorded in the first quarter of 1997, the net loss for the three months ended March 31, 1997 would have increased by approximately $50 million.

     Management believes that the allocations made are reasonable. However, the financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in shareholder's equity and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

     When reading the financial information contained in these interim financial statements, reference should be made to the financial statements and notes contained in the Company's financial statements for the year ended December 31, 1996.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to litigation, environmental liabilities, contracts, and pensions based on currently available information. Changes in facts and circumstances may result in revised estimates. In the opinion of management, the condensed combined financial statements include all material adjustments necessary to present fairly the Company's financial position, results of operations, and cash flows. Such adjustments are of a normal recurring nature. The results for this interim period are not necessarily indicative of results for the entire year or any other interim period.

EARNINGS (LOSS) PER COMMON SHARE
     Historical earnings (loss) per share have not been presented because it would not be meaningful. Pro forma earnings (loss) per common share is calculated by dividing the net earnings (loss) by the number of shares of common stock to be outstanding after the Distribution. [Because the number of shares of common stock to be issued in the Distribution has not yet been determined, unaudited pro forma earnings (loss) per share is not presented. These determinations will be made prior to the effective date of this Information Statement and unaudited pro forma earnings (loss) per share will be furnished by amendment and reflected in the definitive Information Statement.]

RECENTLY ISSUED ACCOUNTING STANDARDS
     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which requires the dual presentation of basic and diluted earnings per share. The Company will adopt this standard as of December 31, 1997, as required. In June 1997, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued. The Company will adopt these standards in 1998.

NOTE 2: RESTRUCTURING, LITIGATION AND OTHER MATTERS

     During the first three months of 1996, the Company took several actions to downsize its businesses and recognize the financial impact of certain matters. Certain of these actions resulted in the recognition of charges to operating profit. Costs for new restructuring projects of $75 million were recognized primarily for the consolidation of facilities and the separation of employees. A charge of $458 million was recognized for pending litigation matters. Other costs of $45 million recognized in the first quarter generally related to asset impairment, as discussed in note 3 to the financial statements, or to costs associated with previously divested businesses.

     No such charges were incurred in the first three months of 1997.

NOTE 3: IMPAIRMENT OF LONG-LIVED ASSETS

     During the first quarter of 1996, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets, including related goodwill, be reviewed for impairment and written down to their estimated fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

     Upon the adoption of SFAS 121, an impairment charge of $15 million was recognized in the 1996 first quarter operating profit.

NOTE 4: OTHER INCOME AND EXPENSES, NET

     Other Income and Expenses, Net (in millions)

                                                            THREE MONTHS ENDED MARCH 31
                                                        ------------------------------------
                                                             1997                1996
                                                        --------------     -----------------
                                                        (UNAUDITED)
        Miscellaneous interest income...............         $  2                $   4
        Loss on disposition of other assets, net....           --                 (151)
        Foreign currency transaction and
          high-inflation translation effect.........            1                   --
        Other.......................................           (9)                  (4)
                                                              ---              -------
        Other income and expenses, net..............         $ (6)               $(151)
                                                        ===========        =============

NOTE 5: INVENTORIES

     Inventories (in millions)

                                                                           DECEMBER 31, 1996
                                                        MARCH 31, 1997     -----------------
                                                        --------------
                                                        (UNAUDITED)
        Raw materials...............................       $    103             $   104
        Work in process.............................            395                 411
        Finished goods..............................             76                  65
                                                        --------------     -----------------
                                                                574                 580
        Long-term contracts in process..............          1,078                 985
        Progress payments to subcontractors.........             52                  45
        Recoverable engineering and development
          costs.....................................            102                  68
                                                        --------------     -----------------
                                                              1,806               1,678
        Inventoried costs related to contracts with
          progress billing terms....................         (1,115)             (1,061)
                                                        --------------     -----------------
        Inventories.................................       $    691             $   617
                                                        ===========        =============

NOTE 6: INTANGIBLE AND NONCURRENT ASSETS

     Intangible and Noncurrent Assets (in millions)

                                                                           DECEMBER 31, 1996
                                                        MARCH 31, 1997     -----------------
                                                        --------------
                                                        (UNAUDITED)
        Goodwill....................................         $ 34                $  38
        Other intangible assets.....................           22                   23
        Prepaid pension asset.......................           37                   32
        Joint ventures and other affiliates.........           95                   89
        Noncurrent receivables......................          293                  292
        Other.......................................           68                   58
                                                           ------               ------
        Intangible and noncurrent assets............         $549                $ 532
                                                        ===========        =============

NOTE 7: OTHER CURRENT AND NONCURRENT LIABILITIES

     Other Current Liabilities (in millions)

                                                                           DECEMBER 31, 1996
                                                        MARCH 31, 1997     -----------------
                                                        --------------
                                                        (UNAUDITED)
        Accrued employee compensation...............         $ 73                $ 107
        Accrued product warranty....................           30                   33
        Accrued restructuring costs.................           82                  138
        Liability for business dispositions.........           94                   71
        Accrued interest and insurance..............          126                  124
        Accrued expenses............................          261                  307
        Short-term debt.............................            5                    6
        Environmental liabilities...................           54                   55
        Other.......................................          151                  115
                                                           ------               ------
        Other current liabilities...................         $876                $ 956
                                                        ===========        =============

     Other Noncurrent Liabilities (in millions)

                                                                           DECEMBER 31, 1996
                                                        MARCH 31, 1997     -----------------
                                                        --------------
                                                        (UNAUDITED)
        Postretirement benefits.....................         $ 35                $  35
        Postemployment benefits.....................           38                   38
        Accrued restructuring costs.................           18                   22
        Liability for business dispositions.........           62                   87
        Other.......................................           74                   86
                                                           ------               ------
        Other noncurrent liabilities................         $227                $ 268
                                                        ===========        =============

NOTE 8: CONTINGENT LIABILITIES AND COMMITMENTS

LEGAL MATTERS
     The Company will assume responsibility for a number of lawsuits brought against Westinghouse including the legal matters described below.

  Steam Generators
     Westinghouse has been defending various lawsuits brought by utilities claiming a substantial amount of damages in connection with alleged tube degradation in steam generators sold by Energy Systems as components of nuclear steam supply systems. Since 1993, settlement agreements have been entered resolving ten litigation claims. These agreements generally require the Company to provide certain products and services at prices discounted at varying rates. Two cases were resolved in favor of the Company after trial or arbitration. One active steam generator lawsuit remains.

     At March 31, 1997, Westinghouse was also a party to six tolling agreements with utilities or utility plant owners' groups which have asserted steam generator claims. The tolling agreements delay initiation of any litigation for various specified periods of time and permit the parties time to engage in discussions.

  Asbestos
     The Company will assume responsibility for numerous lawsuits claiming various asbestos-related personal injuries, which allegedly occurred from use or inclusion of asbestos in certain Westinghouse products, generally in the pre-1970 time period. Typically, these lawsuits are brought against multiple defendants. Westinghouse was neither a manufacturer nor a producer of asbestos and oftentimes these lawsuits are dismissed on the basis that Westinghouse has no relationship to the products in question or the claimant did not have exposure to Westinghouse's product. At March 31, 1997, approximately 101,000 claims were outstanding.

     In court actions that have been resolved, Westinghouse has prevailed in the vast majority of the asbestos claims and has resolved others through settlement. Furthermore, Westinghouse has brought suit against certain of its insurance carriers with respect to these asbestos claims. Under the terms of a settlement agreement resulting from this suit, a substantial portion of its current costs and settlements associated with asbestos claims are being reimbursed by insurance carriers that have agreed to the settlement. The Company has recorded a liability for asbestos-related matters that are deemed probable and can be reasonably estimated, and has separately recorded an asset equal to the amount of such estimated liabilities that will be recovered pursuant to agreements with insurance carriers. The Company cannot reasonably estimate costs for unasserted asbestos claims.

  General
     Litigation is inherently uncertain and always difficult to predict. Substantial damages are sought in the steam generator claims, certain groupings of asbestos claims, and other litigation; and, although management believes a significant adverse judgment is unlikely, any such judgment could have a material adverse effect on the Company's results of operations for a quarter or a year. However, based on its understanding and evaluation of the relevant facts and circumstances, management believes that the Company has meritorious defenses to the litigation described above and that the Company has adequately provided for costs arising from potential settlement of these matters when in the best interest of the Company. Management believes that the existing litigation should not have a material adverse effect on the financial condition of the Company.

ENVIRONMENTAL MATTERS
     Compliance with federal, state, and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes, and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations, and technology; the adequacy of information available for individual sites; the extended time periods over which site remediation occurs; and the identification of new sites. The Company has, however, recognized an estimated liability, measured in current dollars, for those sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company recognizes changes in estimates as new remediation requirements are defined or as more information becomes available. In connection with the Distribution, the Company will assume all of the environmental liabilities associated with its current businesses as well as those related to certain Westinghouse businesses that were previously divested.

     With regard to remedial actions under federal and state Superfund laws, the Company has been named a potentially responsible party at numerous sites located throughout the country. At many of these sites, the

Company is either not a responsible party or its site involvement is very limited or de minimis. However, the Company may have varying degrees of cleanup responsibilities at approximately 75 sites. The Company believes that any liability incurred for cleanup at these sites will be satisfied over a number of years, and in many cases, the costs will be shared with other responsible parties. These sites include certain sites for which the Company, as part of an agreement for sale, has retained obligations for remediation of environmental contamination and for other Comprehensive Environmental Response Compensation and Liability Act issues.

     Based on the costs associated with the most probable alternative remediation strategy for the above mentioned sites, the Company has an accrued liability of $352 million. Depending on the remediation alternatives ultimately selected, the costs related to these sites could differ from the amounts currently accrued. The accrued liability includes $254 million for site investigation and remediation, and $98 million for post closure and monitoring activities. Management anticipates that the majority of expenditures for site investigation and remediation will occur during the next five to ten years. Expenditures for post-closure and monitoring activities will be made over periods of up to 30 years.

COMMITMENTS
     In the ordinary course of business, standby letters of credit and surety bonds are issued on behalf of the Company related primarily to performance obligations under contracts with customers.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following pro forma combined financial statements of the Company for the year ended December 31, 1996 and as of and for the three months ended March 31, 1997 were prepared by the Company to illustrate the estimated effects of the Distribution as described in the notes to pro forma combined financial statements as if they had occurred as of January 1, 1996 for purposes of the pro forma combined statements of income and at March 31, 1997 for purposes of the pro forma combined balance sheet. The Pro Forma Combined Financial Statements do not purport to represent what the results of operations or financial position of the Company would actually have been if the Distribution had in fact occurred on such dates or to project the results of operations or financial position of the Company for any future period or date. The Pro Forma Combined Financial Statements should be read together with the Combined Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Information Statement.

                         WESTINGHOUSE ELECTRIC COMPANY

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               AT MARCH 31, 1997

                                                                           PRO FORMA
                                                          HISTORICAL      ADJUSTMENTS     PRO FORMA
                                                          -----------     -----------     ---------
                                                          (IN MILLIONS)
ASSETS:
  Cash and cash equivalents...........................      $    47          $             $    47
  Customer receivables................................          611                            611
  Inventories.........................................          691                            691
  Uncompleted contracts costs over related billings...          661                            661
  Deferred income taxes...............................          362            (35)(1)         127
                                                                              (200)(2)
  Prepaid and other current assets....................           90             82(1)          172
                                                          -----------     -----------     ---------
  Total current assets................................        2,462           (153)          2,309
  Plant and equipment, net............................          733                            733
  Deferred income taxes, noncurrent...................          791           (600)(2)         191
  Intangible and noncurrent assets....................          549             18(1)          567
                                                          -----------     -----------     ---------
  Total assets........................................      $ 4,535          $(735)        $ 3,800
                                                          ==========      =========       ========
LIABILITIES AND SHAREHOLDER'S EQUITY:
  Accounts payable....................................          363                            363
  Uncompleted contracts billings over related costs...          407                            407
  Other current liabilities...........................          876                            876
                                                          -----------     -----------     ---------
  Total current liabilities...........................        1,646                          1,646
  Settlements and accrued liabilities.................          940                            940
  Environmental liabilities...........................          298                            298
  Other noncurrent liabilities........................          227                            227
                                                          -----------     -----------     ---------
  Total liabilities...................................        3,111                          3,111
  Minority interest in equity of subsidiaries.........            7                              7
  Shareholder's equity:
     Cumulative foreign currency translation
       adjustments....................................           (7)                            (7)
     Invested equity..................................        1,424             65(1)          689
                                                                              (800)(2)
                                                          -----------     -----------     ---------
  Total shareholder's equity..........................        1,417           (735)            682
                                                          -----------     -----------     ---------
  Total liabilities and shareholder's equity..........      $ 4,535          $(735)        $ 3,800
                                                          ==========      =========       ========

        See Notes to Unaudited Pro Forma Combined Financial Statements.

                         WESTINGHOUSE ELECTRIC COMPANY

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                           PRO FORMA
                                                          HISTORICAL      ADJUSTMENTS     PRO FORMA
                                                          -----------     -----------     ---------
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales of services and products........................      $   650          $             $   650
Costs of services and products........................         (619)            21(3)         (598)
Restructuring, litigation and other matters...........           --                             --
Marketing, administrative and general expenses........         (154)             4(3)         (150)
                                                          -----------     -----------     ---------
Operating loss........................................         (123)            25             (98)
Other income and expenses, net........................           (6)                            (6)
Interest expense......................................           --             (5)(4)          (5)
                                                          -----------     -----------     ---------
(Loss) income before income taxes and minority
  interest in income of subsidiaries..................         (129)            20            (109)
Income tax benefit (expense)..........................           49            (51)(5)          (9)
                                                                                (7)(6)
Minority interest in income of subsidiaries...........           --                             --
                                                          -----------     -----------     ---------
Net loss..............................................      $   (80)         $ (38)        $  (118)
                                                          ==========      =========       ========
Loss per common share (7)
                                                          ==========                      ========

                         WESTINGHOUSE ELECTRIC COMPANY

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                           PRO FORMA
                                                          HISTORICAL      ADJUSTMENTS     PRO FORMA
                                                          -----------     -----------     ---------
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales of services and products........................      $ 3,467          $             $ 3,467
Costs of services and products........................       (2,855)            85(3)       (2,770)
Restructuring, litigation and other matters...........         (888)                          (888)
Marketing, administrative and general expenses........         (614)            15(3)         (599)
                                                          -----------     -----------     ---------
Operating loss........................................         (890)           100            (790)
Other income and expenses, net........................         (140)                          (140)
Interest expense......................................           (1)           (20)(4)         (21)
                                                          -----------     -----------     ---------
(Loss) income before income taxes and minority
  interest in income of subsidiaries..................       (1,031)            80            (951)
Income tax benefit (expense)..........................          370           (382)(5)         (40)
                                                                               (28)(6)
Minority interest in income of subsidiaries...........           (4)                            (4)
                                                          -----------     -----------     ---------
Net loss..............................................      $  (665)         $(330)        $  (995)
                                                          ==========      =========       ========
Loss per common share (7)
                                                          ==========                      ========

        See Notes to Unaudited Pro Forma Combined Financial Statements.

         NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

BALANCE SHEET
     (1) ACCRUED RESTRUCTURING. Pursuant to the terms of the Distribution Agreement, the Company will be reimbursed by Westinghouse for accrued liabilities associated with restructuring programs initiated prior to the Distribution Date that are unpaid at the Distribution Date. This entry recognizes an asset for the reimbursement of these accrued liabilities.

     (2) VALUATION ALLOWANCE. Income taxes in the Combined Financial Statements were prepared as if the Company continued to file a consolidated tax return with Westinghouse. However, subsequent to the Distribution, the Company will not be permitted to file a consolidated tax return with Westinghouse and Westinghouse will retain the U.S. federal net operating loss carryforwards generated by the Company. Therefore, the deferred tax assets associated with these net operating loss carryforwards will not be retained by the Company. Management has evaluated the potential for the Company to realize the remaining net deferred tax assets as a stand-alone entity on the basis of the criteria of SFAS No. 109, "Accounting for Income Taxes." Without relying on future taxable income, other than that which could be generated through tax planning strategies, management has determined that a valuation allowance may be required.

INCOME STATEMENT
     (3) PENSION AND POSTRETIREMENT PLANS. As discussed in notes 1 and 3 to the December 31, 1996 Combined Financial Statements, Westinghouse will retain most of the pension and postretirement benefit obligations accrued through the Distribution Date. The Company's cost associated with these plans subsequent to the Distribution is expected to be substantially less, approximating the current service cost.

     (4) INTEREST COSTS. Although the Company would be essentially debt-free at the Distribution Date, the Company would have needed to borrow funds under its revolving credit facility to meet the cash flow needs during its business cycles and other credit needs. Interest cost has been calculated by multiplying the estimated average borrowing requirements times a rate of 6.6% which is based on LIBOR plus 1%.

     (5) VALUATION ALLOWANCE. This entry eliminates the deferred tax benefit associated with the net operating loss carryforwards generated during the period and adjusts the valuation allowance on the Company's remaining net deferred tax assets. See note 2 above.

     (6) INCOME TAXES. Pro forma adjustments reflect the current tax impact of the pro forma adjustments at a rate of 35%.

     (7) PRO FORMA EARNINGS (LOSS) PER SHARE.  Pro forma loss per share has been
calculated assuming        shares of Company common stock were outstanding. This
is based on the number of outstanding shares of Westinghouse common stock at the close of business on the record date of the Distribution and the distribution ratio to be determined.